June 9, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Virtus ETF Trust II, File Nos. 333-206600 and 811-23078

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Virtus ETF Trust II (the “Trust”). Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided additional oral comments on June 8, 2016 regarding the above-referenced registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”), to register common shares of Virtus Enhanced DWA U.S. Equity ETF (the “Fund”), a series of the Trust. The following are the Staff’s comments provided and the Trust’s response to each. The Trust will incorporate changes to the Registration Statement for the Fund discussed below in its next filing with respect to the same pursuant to Rule 497 after the Registration Statement is effective.

Preliminary Comments

1.	Please file as an exhibit to the correspondence filing a redline showing changes made to the Registration Statement from the initial 485(a) filing on February 29, 2016 to the subsequent 485(a) filing made on June 3, 2016.

RESPONSE: The Trust has included as an exhibit to this correspondence filing a redline showing the requested changes.

PROSPECTUS

General

2.	Please confirm supplementally that all dates in the prospectus containing blanks to be filled in will be completed in such a way as to comply with Rule 423 under the Securities Act.

RESPONSE: The Trust confirms that the prospectus will be dated approximately as of the effective date of the Registration Statement in accordance with Rule 423 under the Securities Act.

Fees and Expenses of the Fund

3.	Please revise the fee table for the Fund to reflect that the footnote relating to estimated expenses corresponds to the line item “Other Expenses” rather than to the line item “Management Fee.”

RESPONSE: The fee table for the Fund will be revised as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.65%
Distribution and/or Service (12b-1) Fees[2]	0.00%
Other Expenses[3]	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	The management fee is structured as a “unified fee”, out of which the Adviser pays all routine expenses of the Fund, except for payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary expenses of the Fund, each of which is paid by the Fund.
(2)	The Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year under a Rule 12b-1 plan; however, no such fees are currently paid by the Fund, and there are no current plans to impose these fees.

(3)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Principal Investment Strategy

4.	Please confirm supplementally that, when determining the Fund’s compliance with its 80% investment limitation, the Fund will use the market value, as opposed to the notional value, of the options in which the Fund invests.
RESPONSE: The Trust confirms that, when determining the Fund’s compliance with its 80% investment limitation, the Fund will use the market value of the options in which the Fund invests.

Principal Risks

5.	Please remove the risk disclosure relating to “Non-Diversified Fund Risk.”

RESPONSE: The risk disclosure has been deleted.

Management of the Fund

6.	Please revise the description of the Fund’s portfolio managers to indicate whether one or both are responsible for the day to day management of the Fund.
RESPONSE: The Trust will revise the last clause of the second sentence under the heading “Management of the Fund” on page 7 of the prospectus as follows: “each of whom is a Portfolio Manager with the Adviser and has served as a portfolio manager jointly and primarily responsible for managing the Fund since the inception of its operations.”

STATEMENT OF ADDITIONAL INFORMATION

7.	Please change the word “considering” to “applying” in the fifth line of the fifth full paragraph under the heading “Non-Fundamental Restrictions” regarding the Fund’s concentration policy on page 9 of the SAI.

RESPONSE: The requested change will be made.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

Exhibit 1

As filed June 3, 2016

Securities Act Registration No. 333-206600
Investment Company Act Reg. No. 811-23078

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 8	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 10	☒

(Check appropriate box or boxes.)

___________________________________

Virtus ETF Trust II

(Exact Name of Registrant as Specified in Charter)

1540 Broadway, New York, NY 10036

(Address of Principal Executive Offices) (Zip Code)

(212)     593-4383

(Registrant’s Telephone Number, including Area Code)

Virtus ETF Trust II

c/o Corporation Service Company 2711

Centerville Road, Suite 400

Wilmington, DE 19808

(Name and Address of Agent for Service)

with a copy to:

Jeffrey T. Skinner, Esq.

Kilpatrick Townsend & Stockton LLP

1001 W. Fourth Street Winston-Salem, NC 27101 Phone: (336) 607-7512

Fax: (336) 734-2608

It is proposed that this filing will become effective (check appropriate box):

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485

[ ] on _______________ pursuant to paragraph (b) of Rule 485

[x] 60 days after filing pursuant to paragraph (a)(1) of Rule 485

[ ] on _______________ pursuant to paragraph (a)(1) of Rule 485

[ ] 75 days after filing pursuant to paragraph (a)(2) of Rule 485

[ ] on _______________ pursuant to paragraph (a)(2) of Rule 485

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 3, 2016

PROSPECTUS | June , 2016

VIRTUS ENHANCED DWA U.S. EQUITY ETF ( TICKER: VED)

a series of

VIRTUS ETF TRUST II

The Virtus Enhanced DWA U.S. Equity ETF (the “Fund”) is an exchange-traded fund (“ETF”). Shares of the Fund are listed on the NASDAQ (the “Exchange”) and trade at market prices. The market price for the Fund’s shares may be different from its net asset value per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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RISK RETURN SUMMARY INFORMATION	4
INVESTMENT OBJECTIVE	4
FEES AND EXPENSES OF THE FUND	4
PORTFOLIO TURNOVER	4
PRINCIPAL INVESTMENT STRATEGY	5
PRINCIPAL RISKS	5
PERFORMANCE INFORMATION	7
MANAGEMENT OF THE FUND	7
PURCHASE AND SALE OF FUND SHARES	8
TAX INFORMATION	8
PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES	8
ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE STRATEGY AND RISKS	9
MANAGEMENT OF THE FUND	9
INVESTMENT ADVISER	9
PORTFOLIO MANAGER	10
BOARD OF TRUSTEES	10
OPERATIONAL ADMINISTRATOR	10
ACCOUNTING SERVICES ADMINISTRATOR, CUSTODIAN AND TRANSFER AGENT	10
DISTRIBUTOR	11
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
LEGAL COUNSEL	11
EXPENSES OF THE FUND	11
INVESTING IN THE FUND	11
DISTRIBUTION AND SERVICE PLAN	11
DETERMINATION OF NET ASSET VALUE	11
INDICATIVE INTRA-DAY VALUE	12
PREMIUM/DISCOUNT INFORMATION	12
FREQUENT TRADING	12
DISTRIBUTIONS	13
FEDERAL INCOME TAXES	13
TAX TREATMENT OF THE FUND	13
TAX TREATMENT OF FUND SHAREHOLDERS	14
SALES OF SHARES	14
WITHHOLDING	15
CREATION UNIT ISSUANCES AND REDEMPTIONS	15
FUND WEBSITE AND DISCLOSURE OF PORTFOLIO HOLDINGS	15
OTHER INFORMATION	16
FINANCIAL HIGHLIGHTS	16
ADDITIONAL INFORMATION	17

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RISK/RETURN SUMMARY INFORMATION

INVESTMENT OBJECTIVE

Virtus Enhanced DWA U.S. Equity ETF (Ticker: VED) (the “Fund”) seeks investment results that correspond, before fees and expenses, to the price and yield performance of the Rampart Enhanced DWA U.S. Equity Index (the “Index”).

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Most investors will incur customary brokerage commissions when buying or selling Shares of the Fund, which are not reflected in the table set forth below.

Shareholder Fees (fees paid directly from your investment):	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.65%
Distribution and/or Service (12b-1) Fees[2]	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	Expenses are based on estimated amounts for the current fiscal year. The management fee is structured as a “unified fee”, out of which the Fund’s adviser pays all routine expenses of the Fund, except for payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary expenses of the Fund, each of which is paid by the Fund.
(2)	The Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year under a Rule 12b-1 plan; however, no such fees are currently paid by the Fund, and there are no current plans to impose these fees.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$68.25	$213.72

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities or other instruments (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund Shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. The Fund is newly organized and, as of the date of the Prospectus, has not had any portfolio turnover.

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PRINCIPAL INVESTMENT STRATEGY

Under normal market conditions, the Fund will invest not less than 80% of its total assets in component securities of the Underlying Index. Additionally, under normal market conditions, the Fund will invest not less than 80% of its total assets in common stocks of issuers that trade principally on U.S. exchanges. The Fund will also seek to generate additional income by writing call options.

The Underlying Index. The Underlying Index seeks to provide exposure to those stocks calculated to have the greatest relative strength within each industry sector, and generate additional income from option premiums in downward-trending markets. “Relative strength” calculates the performance of a stock as compared to the performance of the overall market. The Underlying Index is comprised of an equity portfolio enhanced by an option strategy overlay.

Equity Portfolio. The equity portfolio is comprised of large-cap and mid -cap U.S. stocks. To determine the initial universe of stocks eligible for inclusion in the Underlying Index’s equity portfolio, Rampart Investment Management Company, LLC (the “Index Provider”), which is an affiliate of the Adviser, selects the top 25% of stocks in the Nasdaq US Mid Cap Index and the Nasdaq US Large Cap Index (the “Initial Universe”) using relative strength research from Dorsey, Wright & Associates (DWA). The Index Provider then assigns each stock in the Initial Universe to one of the Global Industry Classification Standard (GICS) industry sectors (each an “Industry Sector”), which currently include the following nine sectors: Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Materials, Technology, Utilities. The composition of each Industry Sector is capped at 50 constituent stocks, as ranked by relative strength. If the Initial Universe would include less than 30 stocks for any Industry Sector, the Index Provider populates the Industry Sector with the next-highest ranking stocks outside of the Initial Universe, based on near-term absolute price performance, until the Industry Sector includes 30 constituent stocks.

Within each Industry Sector, the constituent stocks are weighted in accordance with the relative market capitalizations of all constituent stocks of the Industry Sector. Each Industry Sector will receive a weighting in the Underlying Index corresponding to the Industry Sector’s weight as represented within the S&P 500 Index. On a monthly basis, each Industry Sector will be reconstituted, and the weighting of each Industry Sector within the Underlying Index will be rebalanced to reflect current S&P 500 Index weightings. As of May 1, 2016, the Underlying Index contained the common stock of 333 issuers. As a result of the Underlying Index’s methodology for constituting the equity portfolio, the Fund’s annual portfolio turnover rate is expected to be greater than 100%.

Options Strategy Overlay. The Underlying Index uses an objective, rules-based methodology to determine whether or not to write call options linked to the S&P 500 Index, based on the 200-business day moving average of the closing price of the S&P 500 Index (the “Option Indicator”). If the Option Indicator suggests a downward trending market, the Underlying Index will seek to generate income by selling at-the-money, nearest-to- expiration call options linked to the S&P 500 Index. However, if the Option Indicator suggests extreme downward movements (i.e., downward movements in excess of 3x standard deviations), the Underlying Index will not sell options. If the Option Indicator suggests an upward-trending market, the Underlying Index will also seek to generate income by selling call options linked to the S&P 500 Index. At no time will the aggregate notional value of the call options exceed 100% of the notional value of the Fund’s equity portfolio.

The Fund will not seek to “beat” the performance of the Underlying Index and will not seek temporary defensive measures when markets decline or appear overvalued. Instead, the Fund uses a “passive” or indexing investment approach to try to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicates the Underlying Index; however, there may be times when the Fund does not hold every security in the Underlying Index. The Sub-Adviser expects that, over time, the correlation between the Fund’s performance before fees and expenses and that of the Underlying Index will be 95% or better. A figure of 100% would indicate perfect correlation.

PRINCIPAL RISKS

An investment in the Fund is subject to investment risks; therefore, you may lose money by investing in the Fund. There can be no assurance that the Fund will be successful in meeting its investment objective. Generally, the Fund will be subject to the following principal risks:

Authorized Participant Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants, none of which are obligated to engage in creation or redemption transactions. To the extent these Authorized Participants exit the business or are unable to process creation and/or redemption orders and no other Authorized Participant is able to step forward to process creation and/or redemption orders, in either of these cases, Shares of the Fund may trade like closed-end fund shares at a discount to net asset value (“NAV”) and possibly face delisting.

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Costs of Buying or Selling Shares. Investors buying or selling Shares in the secondary market will pay brokerage commissions or other charges imposed by brokers as determined by those brokers. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares. In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Shares (the “bid” price) and the price at which an investor is willing to sell Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread”. The bid/ask spread varies over time for Shares based on trading volume and market liquidity, and is generally lower if the Fund’s Shares have more trading volume and market liquidity and higher if the Fund’s Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Shares, including bid/ask spreads, frequent trading of Shares may significantly reduce investment results and an investment in Shares may not be advisable for investors who anticipate regularly making small investments.

Equity Risk. The prices of equity securities rise and fall daily. These price movements may result from factors affecting individual issuers, industries or the stock market as a whole. Common stock is subordinated to preferred stocks, bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and therefore will be subject to greater dividend risk than preferred stocks or debt instruments of such issuers.

Fluctuation of NAV; Unit Premiums and Discounts. The NAV of the Fund’s Shares will generally fluctuate with changes in the market value of the Fund’s securities holdings. The market prices of Shares will generally fluctuate in accordance with changes in the Fund’s NAV and supply and demand of Shares on the Exchange or any other exchange on which Shares are traded. It cannot be predicted whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the securities of the Fund trading individually or in the aggregate at any point in time. The market prices of Shares may deviate significantly from the NAV of the Shares during periods of market volatility. While the creation/redemption feature is designed to make it likely that Shares normally will trade close to the Fund’s NAV, disruptions to creations and redemptions and/or market volatility may result in trading prices that differ significantly from the Fund’s NAV. If an investor purchases Shares at a time when the market price is at a premium to the NAV of the Shares or sells at a time when the market price is at a discount to the NAV of the Shares, then the investor may sustain losses that are in addition to any losses caused by a decrease in NAV. Additionally, to the extent that the underlying securities of the Fund trade on an exchange that is closed when the Exchange is open, there are likely to be deviations between current pricing of an underlying security and stale security pricing (i.e., the last quote from the foreign exchange market), resulting in premiums or discounts to NAV that are greater than those experienced by other ETFs.

Fund Shares Liquidity Risk. Trading in Shares of the Fund may be halted because of market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules. There can be no assurance that the requirements necessary to maintain the listing of the Fund’s Shares will continue to be met or will remain unchanged. During stressed market conditions, the liquidity of Fund Shares may be less than the liquidity of the securities in the Fund’s portfolio, which may be significantly less than the liquidity of other ETFs.

Index Tracking Risk. While the Adviser seeks to track the performance of the Index as closely as possible (i.e., achieve a high degree of correlation with the Index), it will not seek to beat the performance of the Index. Further, the Fund’s return may not match or achieve a high degree of correlation with the return of the Index due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Issuer Risk. The performance of the Fund depends on the performance of the issuers of the individual securities in which Fund invests. Poor performance by any issuer may cause the value of its securities, and the value of the Fund’s Shares, to decline.

Market Risk. Market risk refers to the risk that the value of securities in the Fund’s portfolio may decline due to daily fluctuations in the securities markets that are generally beyond the Adviser’s control, including the quality of the Fund’s investments, economic conditions, adverse investor sentiment, poor management decisions, lower demand for a company’s goods and services and general equity market conditions. In a declining market, the values of all securities (including those in the Fund’s portfolio) may decline, regardless of their long-term prospects. Security values tend to move in cycles, with periods when values generally rise and periods when they generally decline.

Medium Capitalization Companies Risk . Investing in the securities of medium capitalization companies generally involves greater risk than investing in larger, more established companies. The securities of medium companies usually have more limited marketability and therefore may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because medium capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of such shares without an unfavorable impact on prevailing prices. Medium

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capitalization companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Medium capitalization companies are typically subject to greater changes in earnings and business prospects than larger, more established companies. The foregoing risks are generally increased for smaller capitalization companies as compared to companies with larger capitalizations.

No Assurance of Active Trading Market. Although the Shares in the Fund are approved for listing on the Exchange, there can be no assurance that an active trading market will develop and be maintained for the Shares of the Fund. Further, market makers (other than lead market makers) have no obligation to make markets in the Fund’s shares and may discontinue doing so at any time without notice. As a new fund, there can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Fund may ultimately liquidate.

Non-Diversified Fund Risk. The Fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.

Options Risk. The writing of options involves certain risks, which may include risks different from, or possibly greater than, the risks associated with investing directly in the underlying securities. During the option period, a call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. The Fund may incur transaction costs in connection with closing out options positions. Furthermore, if trading restrictions or suspensions are imposed on the options market, the Fund may be unable to close out a position.

Passive Strategy/Index Risk. The Fund is managed with a passive investment strategy that seeks to track the performance of the Index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the Fund may hold constituent securities of the Index regardless of the current or projected performance of a specific security or the relevant sector as a whole. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s returns to be lower than if the Fund employed an active strategy. The Fund will seek to track the Index in all market conditions, including during adverse market conditions when other funds may seek to take temporary defensive measures (such as investing significantly in cash or cash equivalents). Although the Index retains the flexibility to invest up to 100% of its assets in cash and cash equivalents, it is not required to do so. Accordingly, unless the Index allocates significant portions of its assets to cash and cash equivalents during times of adverse market or economic conditions, the Fund may be subject to a higher level of market risk during such times than other funds.

Risks Related to Portfolio Turnover. As a result of its trading strategy, the Fund may sell portfolio securities without regard to the length of time they have been held and may have a higher portfolio turnover rate than other registered investment companies. Since portfolio turnover may involve paying brokerage commissions and other transaction costs, higher turnover generally results in additional Fund expenses. High rates of portfolio turnover may lower the performance of the Fund due to these increased costs and may also result in the realization of short-term capital gains. If the Fund realizes capital gains when portfolio investments are sold, the Fund must generally distribute those gains to shareholders, increasing the Fund’s taxable distributions. High rates of portfolio turnover in a given year would likely result in short-term capital gains that are taxed to shareholders at ordinary income tax rates. See “Federal Income Taxes”.

Sector Risk. To the extent the Fund is significantly invested in one or more sectors, this may make the Fund particularly susceptible to adverse economic, political or regulatory occurrences and changes affecting the companies in such sectors. As concentration of the Fund’s investments in a sector increases, so does the potential for fluctuation in the NAV of the Fund from conditions or circumstances that cause adverse market movements in that sector or the securities of companies in that sector.

PERFORMANCE INFORMATION

The Fund is new and therefore does not have a performance history for a full calendar year. Performance information for the Fund will be provided once it has annual returns for a full calendar year.

MANAGEMENT OF THE FUND

Virtus ETF Advisers LLC is the Fund’s Adviser. The Adviser is responsible for managing the Fund’s investments, subject to the

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oversight and supervision of the Board of Trustees of ETFis Series Trust I. The Fund’s portfolio management team is comprised of Seth Kadushin and Matthew B. Brown, each of whom is a Portfolio Manager with the Adviser and has served as portfolio manager of the Fund since the inception of the its operations.

PURCHASE AND SALE OF FUND SHARES

Unlike conventional investment companies, the Fund issues and redeems Shares on a continuous basis, at NAV, only in blocks of 50,000 Shares or whole multiples thereof (“Creation Units”). The Fund’s Creation Units may be issued and redeemed, principally in-kind for securities included in the Fund, only by certain large institutions, referred to as “Authorized Participants”, that enter into agreements with the Fund’s principal underwriter. Retail investors may acquire Shares on the Exchange through a broker-dealer. Shares of the Fund will trade on the Exchange at market price rather than NAV. As such, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).

TAX INFORMATION

The Fund’s distributions are generally taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA. Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund, the Adviser may pay the intermediary for the sale of Fund Shares and related services. These payments may create a conflict of interest by influencing the broker- dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

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ADDITIONAL INFORMATION REGARDING INVESTMENT OBJECTIVE, STRATEGY AND RISKS

Additional Information Regarding the Fund’s Objective. The investment objective of the Fund may be changed by the Board without shareholder approval upon 60 days’ notice to the shareholders. Additionally, either of the Fund’s 80% investment policies may be changed without shareholder approval upon 60 days’ notice to shareholders.

Additional Information Regarding the Fund’s Investments. To the extent that the Fund is not invested in securities of the Index, the Fund may invest in other investments that the Fund believes will help it track the Index, including cash and cash equivalents and shares of other investment companies (e.g., mutual funds and other exchange traded funds (“ETFs”)). The Fund may also seek to generate additional income through securities lending.

Additional Information Regarding the Fund’s Investment Risks. In addition to the Fund’s principal investment risks, an investment in the Fund is also subject to the following risks:

Early Closing Risk. An unanticipated early closing of the Exchange may result in a shareholder’s inability to buy or sell Shares of the Fund on that day.

Money Market Risk. In order to maintain sufficient liquidity, to implement investment strategies or for temporary defensive purposes, the Fund may invest a significant portion of its assets in shares of one or more money market funds. Generally, money market mutual funds are registered investment companies that seek to earn income consistent with the preservation of capital and maintenance of liquidity by investing primarily in high quality money market instruments, including, without limitation, U.S. government obligations, bank obligations and high-grade corporate instruments. An investment in a money market mutual fund is not insured or guaranteed by the Federal Deposit Insurance Company or any other governmental agency, entity or person. While investor losses in money market mutual funds have been rare, they are possible. In addition, the Fund will incur additional indirect expenses due to acquired fund fees and other costs to the extent it invests in shares of money market mutual funds.

Redeeming Risk. Shares in the Fund may be redeemed only in Creation Units. Shares may not be redeemed in fractional Creation Units. Only certain large institutions that enter into agreements with the Distributor are authorized to transact in Creation Units with the Fund. These entities are referred to as “Authorized Participants”. All other persons or entities transacting in Shares must do so in the secondary market.

Tax Risk. The Fund’s investment program and the tax treatment of Fund distributions may be affected by Internal Revenue Service (“IRS”) interpretations of the U.S. tax code, future changes in tax laws and regulations, including changes as a result of the “sunset” provisions that currently apply to the favorable tax treatment of tax-advantaged dividends. There can be no assurance that any portion of the Fund’s income distributions will not be fully taxable as ordinary income. The Fund’s ability to pursue its investment objective, the value of the Fund’s investments and the Fund’s NAV may be adversely affected by changes in tax rates and policies.

Disclosure of Portfolio Holdings. The Fund’s portfolio holdings will be disclosed on the Fund’s website (www.virtus.com) daily after the close of trading on the Exchange and prior to the opening of trading on the Exchange the following day.

MANAGEMENT OF THE FUND
INVESTMENT ADVISER

The Fund’s investment adviser is Virtus ETF Advisers LLC, located at 1540 Broadway, New York, NY 10036. The Adviser was organized as a Delaware limited liability company in August 2013 and, since April 2015, has been a majority-owned subsidiary of Virtus Partners, Inc., a wholly- owned subsidiary of Virtus Investment Partners, Inc. (Ticker: VRTS) (together with its affiliates, “Virtus”). Virtus is a public company that operates a multi-manager asset management business and has substantial experience in the investment management and investment company industries. As of December 31, 2015, on a collective basis, Virtus-affiliated registered investment advisers manage over $47.4 billion in assets (including over $35.4 billion in registered investment company assets).

The Adviser has served as the investment adviser of the Fund since the inception of the Fund’s operations pursuant to an investment advisory agreement with the Trust on behalf of the Fund.

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Adviser Compensation. The Adviser receives a monthly advisory fee at the annual rate of 0.65% of the Fund’s average daily net assets. The Adviser has not been paid any advisory fees as of the date of this Prospectus. In consideration of the fees paid with respect to the Fund, the Adviser has agreed to pay all expenses of the Fund, except for the Adviser’s fee, payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary expenses of the Fund, each of which is paid by the Fund.

Disclosure Regarding Advisory Agreement Approval. A discussion regarding the basis for the Board’s most recent approval of the investment advisory agreement for the Fund will be available in the Fund’s first semi-annual report. You may obtain a copy of the Fund’s annual and semi- annual reports, without charge, upon request to the Fund.

PORTFOLIO MANAGERS

The following individuals are the Fund’s portfolio managers, each of whom has served in such position since the inception of the Fund’s operations:

Matthew Brown , Portfolio Manager. Matthew Brown serves as Portfolio Manager at the Adviser. Mr. Brown is also executive managing director and chief operating officer at Virtus ETF Solutions LLC (“VES”) since 2012. Before founding VES in 2012, he served as director of operations for Factor Advisors from 2010 to 2012. In 2009, Mr. Brown co-founded ETP Resources, a consulting and data services business that continues to grow and serve the ETF industry. From 2008 to 2009, he headed U.S. operations and served as chief compliance officer for U.K.-based issuer SPA/London & Capital. Mr. Brown earned a B.A. in Economics from Boston College.

Seth Kadushin , Portfolio Manager. Seth Kadushin serves as Portfolio Manager at the Adviser. Mr. Kadushin has also served as director of capital markets at VES since 2013. Prior to joining VES, Mr. Kadushin worked at Euromoney Institutional Investor, Plc where he developed large scale investment management programs focusing on Exchange Traded Instruments and Alternate Investment Strategies. From 2011 through 2012 Mr. Kadushin worked at Wedbush Securities as an Options Desk Strategist. Mr. Kadushin worked at RBS Securities as Head Program Trader from 2009 through 2011. Prior to 2009, Mr. Kadushin held senior level positions at Lehman Brothers and Bear Sterns (J.P. Morgan), where he was a member of the firm’s Cross Asset Policy Committee charged with instituting their equity trading division’s guidelines. Mr. Kadushin holds a BBA in Finance from Emory University. He achieved his Master’s in Business from Fordham University with a concentration in Information Systems.

Additional Information. Additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares of the Fund is available in the Fund’s Statement of Additional Information (“SAI”).

BOARD OF TRUSTEES

The Fund is a diversified series of the Trust, which is an open-end management investment company organized as a Delaware statutory trust on July 14, 2015. The Board supervises the operations of the Trust and the Fund according to applicable state and federal law, and is responsible for the overall management of the Fund’s business affairs.

OPERATIONAL ADMINISTRATOR

Virtus ETF Solutions LLC (the “Administrator”), located at 1540 Broadway, New York, NY 10036, serves as the Fund’s operational administrator. The Administrator supervises the overall administration of the Trust and the Fund including, among other responsibilities, the coordination and day-to-day oversight of the Fund’s operations, the service providers’ communications with the Fund and each other, and assistance with Trust, Board and contractual matters related to the Fund and other series of the Trust. The Administrator also provides persons satisfactory to the Board to serve as officers of the Trust.

ACCOUNTING SERVICES ADMINISTRATOR, CUSTODIAN AND TRANSFER AGENT

The Bank of New York Mellon (“BNY Mellon”), located at One Wall Street, New York, NY 10286, directly and through its subsidiary companies, provides necessary administrative, accounting, tax and financial reporting for the maintenance and operations of the Trust as the Fund’s accounting services administrator. BNY Mellon also serves as the custodian for the Fund’s assets, and serves as transfer agent and dividend paying agent for the Fund.

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DISTRIBUTOR

ETF Distributors LLC (the “Distributor”), located at 1540 Broadway, New York, NY 10036, serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP, located at 1835 Market St, Philadelphia, PA 19103, serves as the independent registered public accounting firm for the Trust and the Fund.

LEGAL COUNSEL

Kilpatrick Townsend & Stockton LLP, located at 1001 W. Fourth Street, Winston-Salem, NC 27101, serves as counsel to the Trust.

EXPENSES OF THE FUND

The Fund pays all expenses not assumed by the Adviser. General Trust expenses that are allocated among and charged to the assets of the Fund and other series of the Trust are done so on a basis that the Board deems fair and equitable, which may be on a basis of relative net assets of the Fund and other series of the Trust or the nature of the services performed and relative applicability to the Fund and other series of the Trust.

INVESTING IN THE FUND
DISTRIBUTION AND SERVICE PLAN

The Board has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. In accordance with its Rule 12b-1 plan, the Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year to finance activities primarily intended to result in the sale of Creation Units of the Fund or the provision of investor services. No Rule 12b-1 fees are currently paid by the Fund, and there are no current plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, they will be paid out of the respective Fund’s assets, and over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.

The Adviser and its affiliates may, out of their own resources, pay amounts to third parties for distribution or marketing services on behalf of the Fund. The making of these payments could create a conflict of interest for a financial intermediary receiving such payments.

DETERMINATION OF NET ASSET VALUE

The NAV of the Shares for the Fund is equal to the Fund’s total assets minus the Fund’s total liabilities divided by the total number of Shares outstanding. Interest and investment income on the Trust’s assets accrue daily and are included in the Fund’s total assets. Expenses and fees (including investment advisory, management, administration and distribution fees, if any) accrue daily and are included in the Fund’s total liabilities. The NAV that is published is rounded to the nearest cent; however, for purposes of determining the price of Creation Units, the NAV is calculated to five decimal places.

The pricing and valuation of portfolio securities is determined in good faith in accordance with procedures approved by, and under the direction of, the Board. In determining the value of the Fund’s assets, equity securities are generally valued at market using quotations from the primary market in which they are traded. The Fund normally uses third party pricing services to obtain market quotations.

Securities and assets for which market quotations are not readily available or which cannot be accurately valued using the Fund’s normal pricing procedures are valued by the Trust’s Fair Value Pricing Committee at fair value as determined in good faith under policies approved by the Board. Fair value pricing may be used, for example, in situations where (i) portfolio securities, such as securities with small capitalizations, are so thinly traded that there have been no transactions for that security over an extended period of time; (ii) an event occurs after the close of the exchange on which a portfolio security is principally traded that is likely to change the value of the portfolio security prior to the Fund’s NAV calculation; (iii) the exchange on which the portfolio security is principally traded closes early; or (iv) trading of the particular portfolio security is halted during the day and does not resume prior to the Fund’s NAV calculation. Pursuant to policies adopted by the Board, the Adviser consults with BNY Mellon and the Adviser on a regular basis regarding the need for fair value pricing. The Fund’s policies regarding fair value pricing are intended to result in a calculation

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of the Fund’s NAV that fairly reflects portfolio security values as of the time of pricing. A portfolio security’s “fair value” price may differ from the price next available for that portfolio security using the Fund’s normal pricing procedures, and the fair value price may differ substantially from the price at which the security may ultimately be traded or sold. If the fair value price differs from the price that would have been determined using the Fund’s normal pricing procedures, you may receive more or less proceeds or Shares from redemptions or purchases of Fund Shares, respectively, than you would have otherwise received if the portfolio security were priced using the Fund’s normal pricing procedures and the prices used to determine the Fund’s Indicative Intra-Day Value (“IIV”), which could result in the market prices for Shares deviating from NAV. The performance of the Fund may also be affected if a portfolio security’s fair value price were to differ from the security’s price using the Fund’s normal pricing procedures. The Board monitors and evaluates the Fund’s use of fair value pricing, and periodically reviews the results of any fair valuation under the Trust’s policies.

To the extent the assets of the Fund are invested in other open-end investment companies that are registered under the 1940 Act, the Fund’s NAV is calculated based upon the NAVs reported by such registered open -end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

The NAV is determined as of the close of regular trading on the Exchange, normally 4:00 p.m. Eastern time, on each day that the Exchange is open for business. Currently, the Exchange is closed on weekends and in recognition of the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

INDICATIVE INTRA-DAY VALUE

The approximate value of the Fund’s investments on a per-Share basis, the Indicative Intra-Day Value, or IIV, is disseminated by the Exchange every 15 seconds during hours of trading on the Exchange The IIV should not be viewed as a “real-time” update of NAV because the IIV may not be calculated in the same manner as NAV, which is computed once per day.

The IIV is calculated for the Fund during hours of trading on the Exchange by dividing the “Estimated Fund Value” as of the time of the calculation by the total number of outstanding Shares of that Fund. “Estimated Fund Value” is the sum of the estimated amount of cash held in the Fund’s portfolio, the estimated amount of accrued interest owed to the Fund and the estimated value of the securities held in the Fund’s portfolio, minus the estimated amount of the Fund’s liabilities. The IIV will be calculated based on the same portfolio holdings disclosed on the Fund’s website at www.virtus.com.

Although the Trust provides information used to calculate the IIV, the Trust is not involved in the actual calculation of the IIV and is not responsible for the calculation or dissemination of the IIV. The Trust makes no warranty as to the accuracy of the IIV.

PREMIUM/DISCOUNT INFORMATION

Information regarding the extent and frequency with which market prices of Shares have tracked the Fund’s NAV for the most recently completed calendar year and the most recently completed calendar quarters since that year will be available without charge on the Fund’s website.

FREQUENT TRADING

The Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Fund Shares by Fund shareholders (“market timing”). In determining not to adopt market timing policies and procedures, the Board noted that, unlike traditional mutual funds, the Fund’s Shares can only be purchased and redeemed directly from the Fund in Creation Units by Authorized Participants, and that the vast majority of trading in the Fund’s Shares occurs on the secondary market. Because secondary market trades do not involve the Fund directly, it is unlikely those trades would cause many of the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the Fund’s trading costs and the realization of capital gains. With respect to trades directly with the Fund, to the extent effected in-kind (namely, for securities), those trades do not cause any of the harmful effects that may result from frequent cash trades. To the extent trades are effected in whole or in part in cash, the Board noted that those trades could result in dilution to the Fund and increased transaction costs (and the Fund may impose higher transaction fees to offset these increased costs), which could negatively impact the Fund’s ability to achieve its investment objective. However, the Board noted that direct trading on a short-term basis by Authorized Participants is critical to ensuring that the Fund’s Shares trade at or close to NAV. The Fund also imposes transaction fees on purchases and redemptions of Creation Units that are designed to offset the Fund’s transfer and other transaction costs associated with the issuance and redemption of Creation Units. Given this structure, the Board determined that it is not necessary to adopt market timing policies and procedures. The Fund reserves the right to reject any purchase order at any time and reserves the right to impose restrictions on disruptive or excessive trading in Creation Units.

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The Board has instructed the officers of the Trust to review reports of purchases and redemptions of Creation Units on a regular basis to determine if there is any unusual trading in the Fund’s Shares. The officers of the Trust will report to the Board any such unusual trading in Creation Units that is disruptive to the Fund. In such event, the Board may reconsider its decision not to adopt market timing policies and procedures.

DISTRIBUTIONS

The Fund expects to distribute substantially all of its net investment income and its net realized capital gains at least annually. As a Fund shareholder, you are entitled to your share of the Fund’s distributions of net investment income and net realized capital gains on its investments. The Fund pays out substantially all of its net earnings to its shareholders as “distributions”.

The Fund typically earns investment income in the form of dividends from stocks and interest from debt securities. These amounts, net of expenses, are typically passed along to Fund shareholders as dividends from net investment income. The Fund realizes capital gains or losses whenever it sells securities. Net capital gains are distributed to shareholders as “capital gain distributions”.

Net investment income and net capital gains are typically distributed to shareholders at least annually. Dividends may be declared and paid more frequently to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, the Fund may determine to distribute at least annually amounts representing the full dividend yield net of expenses on the underlying investment securities, as if the Fund owned the underlying investment securities for the entire dividend period, in which case some portion of each distribution may result in a return of capital. You will be notified regarding the portion of the distribution that represents a return of capital.

Distributions in cash may be reinvested automatically in additional Shares of the Fund only if the broker through which you purchased Shares makes such option available.

FEDERAL INCOME TAXES

The following is a summary of the material U.S. federal income tax considerations applicable to an investment in Shares of the Fund. The summary is based on the laws in effect on the date of this Prospectus and existing judicial and administrative interpretations thereof, all of which are subject to change, possibly with retroactive effect. In addition, this summary assumes that the Fund shareholder holds Shares as capital assets within the meaning of the Code and does not hold Shares in connection with a trade or business. This summary does not address all potential U.S. federal income tax considerations possibly applicable to an investment in Shares of the Fund, to Fund shareholders holding Shares through a partnership (or other pass-through entity) or to Fund shareholders subject to special tax rules. Prospective Fund shareholders are urged to consult their own tax advisors with respect to the specific federal, state, local and foreign tax consequences of investing in Fund Shares.

The Fund has not requested and will not request an advance ruling from the IRS as to the federal income tax matters described below. The IRS could adopt positions contrary to those discussed below and such positions could be sustained. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

TAX TREATMENT OF THE FUND

The Fund, as well as any future series of the Trust, is treated as a separate corporate entity under the Code, and intends to qualify and remain qualified as a regulated investment company under Subchapter M of the Code. In order to so qualify, the Fund must elect to be a regulated investment company or have made such an election for a previous year and must satisfy certain requirements relating to the amount of distributions and source of its income for a taxable year. At least 90% of the gross income of the Fund must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies, and other income derived with respect to the Fund’s business of investing in such stock, securities or currencies. Any income derived by the Fund from a partnership or trust is treated as derived with respect to the Fund’s business of investing in stock, securities or currencies only to the extent that such income is attributable to items of income that would have been qualifying income if realized by the series in the same manner as by the partnership or trust.

The Fund will not qualify as a regulated investment company for any taxable year unless it satisfies certain requirements with respect to the diversification of its investments at the close of each quarter of the taxable year. In general, at least 50% of the value of the Fund’s total assets must be represented by cash, cash items, government securities, securities of other regulated investment companies

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and other securities which, with respect to any one issuer, do not represent more than 5% of the total assets of the Fund nor more than 10% of the outstanding voting securities of such issuer. In addition, not more than 25% of the value of the Fund’s total assets may be invested in the securities (other than government securities or the securities of other regulated investment companies) of any one issuer. The Fund intends to satisfy all requirements on an ongoing basis for continued qualification as a regulated investment company.

There is a remedy for failure of the Subchapter M asset diversification test, if the failure was due to reasonable cause and not willful neglect, subject to certain divestiture and procedural requirements and the payment of a tax. There is also a de minimis exception to a potential failure of the Subchapter M asset diversification test, which would require corrective action but no tax. In addition, a remedy of a failure of the source-of-income requirement exists, if the failure was due to reasonable cause and not willful neglect, subject to certain procedural requirements and the payment of a tax.

TAX TREATMENT OF FUND SHAREHOLDERS

The following information is meant as a general summary for U.S. taxpayers. Additional tax information appears in the Fund’s SAI. Shareholders should rely on their own tax advisors for advice about the particular federal, state, and local tax consequences of investing in the Fund.

Dividends from net investment income or capital gains distributions, if any, will be distributed in cash. Although the Fund will not be taxed on amounts it distributes, shareholders will generally be taxed on distributions paid by the Fund.

Distributions attributable to net investment income and short-term capital gains are generally taxed as ordinary income, although certain income dividends may be taxed to non-corporate shareholders at long-term capital gains rates. Distributions of long-term capital gains are generally taxed as long-term capital gains, regardless of how long a shareholder has held Fund Shares. Distributions may be subject to state and local taxes, as well as federal taxes.

Distributions resulting from the sale of foreign currencies and foreign securities by the Fund, to the extent of foreign exchange gains, are generally taxed as ordinary income or loss. If the Fund pays non-refundable taxes to foreign governments during the year, these taxes will reduce the Fund’s net investment income but still may be included in your taxable income. However, you may be able to claim an offsetting tax credit or itemized deduction on your return for your portion of foreign taxes paid by the Fund. Shareholders should consult with their own tax advisors to ensure that distributions with respect to Fund Shares are treated appropriately on their income tax returns.

Regulated investment companies must report cost basis information to the IRS on Form 1099-B for any sale of regulated investment company shares acquired after January 1, 2012 (“Covered Shares”). Regulated investment companies must select a default cost basis calculation method and apply that method to the sale of Covered Shares unless an alternate IRS approved method is specifically elected in writing by the shareholder. Average Cost, which is the investment company industry standard, has been selected as the Fund’s default cost basis calculation method. If a shareholder determines that an IRS approved cost basis calculation method other than the Fund’s default method of Average Cost is more appropriate, the shareholder must contact the Fund at the time of or in advance of the sale of Covered Shares that are to be subject to that alternate election. IRS regulations do not permit the change of a cost basis election on previously executed trades. All Fund Shares purchased in non-retirement accounts are subject to the new cost basis reporting legislation.

An additional 3.8% Medicare tax will be imposed on certain net investment income (including ordinary dividends received from a Fund and net gains from redemptions or other taxable dispositions of a Fund’s Shares) of U.S. individuals, estates and trusts to the extent that such persons’ “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

SALES OF SHARES

Any capital gain or loss realized upon a sale of Shares is treated generally as a long-term gain or loss if the Shares have been held for more than one year. Any capital gain or loss realized upon a sale of Shares held for one year or less is generally treated as a short-term gain or loss, except that any capital loss on the sale of Shares held for six months or less is treated as long-term capital loss to the extent that capital gain dividends were paid with respect to the Shares. Shareholders should consult with their own tax advisors to ensure that sales of Fund Shares are treated appropriately on their income tax returns.

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WITHHOLDING

Federal regulations generally require the Fund to withhold and remit to the U.S. Treasury a “backup withholding” tax with respect to dividends and the proceeds of any redemption paid to you if you fail to furnish the Fund or the Fund’s paying agent with a properly completed and executed IRS Form W-9, Form W-8BEN or other applicable form. Furthermore, the IRS may notify the Fund to institute backup withholding if the IRS determines that your taxpayer identification number (“TIN”) is incorrect or if you have failed to properly report taxable dividends or interest on a federal tax return. A TIN is either the Social Security number or employer identification number of the record owner of the account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account and may be claimed as a credit on the record owner’s federal income tax return. The backup withholding rate is currently 28%. The ability to deduct capital losses may be limited.

The Fund will be required to withhold U.S. tax (at a 30% rate) on payments of dividends and (effective January 1, 2017) redemption proceeds made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. You may be requested to provide additional information to enable the Fund to determine whether withholding is required.

CREATION UNIT ISSUANCES AND REDEMPTIONS

On an issuance of Shares of the Fund as part of a Creation Unit, an Authorized Participant recognizes capital gain or loss equal to the difference between (i) the fair market value (at issue) of the issued Shares (plus any cash received by the Authorized Participant as part of the issue) and (ii) the Authorized Participant’s aggregate basis in the exchanged securities (plus any cash paid by the Authorized Participant as part of the issue). On a redemption of Shares as part of a Creation Unit, an Authorized Participant recognizes capital gain or loss equal to the difference between (i) the fair market value (at redemption) of the securities received (plus any cash received by the Authorized Participant as part of the redemption) and (ii) the Authorized Participant’s basis in the redeemed Shares (plus any cash paid by the Authorized Participant as part of the redemption). However, the IRS might assert, under the “wash sale” rules or on the basis that there has been no significant change in the Authorized Participant’s economic position, that any loss on creation or redemption of Creation Units cannot be deducted currently.

In general, any capital gain or loss recognized upon the issue or redemption of Shares (as components of a Creation Unit) is treated either as long- term capital gain or loss, if the deposited securities (in the case of an issue) or the Shares (in the case of a redemption) have been held for more than one year, or otherwise as short-term capital gain or loss. However, any capital loss on a redemption of Shares held for six months or less is treated as long-term capital loss to the extent that capital gain dividends were paid with respect to such Shares.

For additional discussion regarding an investment in the Fund, please see the section of the SAI entitled “Taxation”.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on Fund distributions, and sales of Fund Shares. Consult your personal tax advisor about the potential tax consequences of an investment in Fund Shares under all applicable tax laws.

FUND WEBSITE AND DISCLOSURE OF PORTFOLIO HOLDINGS

The Trust maintains a website for the Fund at www.virtus.com. The website for the Fund contains the following information, on a per-Share basis, for the Fund: (i) the prior Business Day’s NAV; (ii) the reported midpoint of the bid-ask spread at the time of NAV calculation (the “Bid-Ask Price”); (iii) a calculation of the premium or discount of the Bid-Ask Price against such NAV; and (iv) data in chart format displaying the frequency distribution of discounts and premiums of the Bid-Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund if, shorter). In addition, on each Business Day, before the commencement of trading in Shares on the Exchange, the Trust will disclose on the Fund’s website the identities and quantities of the portfolio securities and other assets held by the Fund that will form the basis for the calculation of NAV at the end of the Business Day.

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the SAI.

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OTHER INFORMATION

The Fund is not sponsored, endorsed, sold or promoted by the Exchange. The Exchange makes no representation or warranty, express or implied, to the owners of Shares or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the Fund to achieve its objective. The Exchange has no obligation or liability in connection with the administration, marketing or trading of the Fund.

For purposes of the 1940 Act, the Fund is a registered investment company, and the acquisition of Shares by other registered investment companies and companies relying on exemption from registration as investment companies under Section 3(c)(1) or 3(c)(7) of the 1940 Act is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in the Fund beyond those limitations.

FINANCIAL HIGHLIGHTS

The Fund is newly organized and therefore has not yet had any operations as of the date of this Prospectus.

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ADDITIONAL INFORMATION

If you would like more information about the Trust, the Fund and the Shares, the following documents are available free upon request:

Annual and Semi-Annual Reports

Additional information about the Fund’s investments is available in the Fund ’s annual and semi-annual reports to shareholders. Once available, you will find in the Fund’s annual report a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the prior fiscal year.

Statement of Additional Information

Additional information about the Fund and its policies is also available in the Fund’s SAI. The SAI is incorporated by reference into this Prospectus (and is legally considered part of this Prospectus).

The Fund’s annual and semi-annual reports and the SAI are available free upon request by calling the Adviser at (888) 383-0553. You can also access and download the annual and semi-annual reports and the SAI without charge at the Fund’s website: www.virtus.com.

To obtain other information and for shareholder inquiries:

By telephone:	(888) 383-0553

By mail:	Virtus Enhanced DWA U.S. Equity ETF Virtus ETF Trust II
1540 Broadway
New York, NY 10036

On the Internet:	SEC Edgar database: http://www.sec.gov; or www.virtus.com

Only one copy of a Prospectus or an annual or semi-annual report will be sent to each household address. This process, known as “householding”, is used for most required shareholder mailings. (It does not apply to confirmations of transactions and account statements, however.) You may, of course, request an additional copy of a Prospectus or an annual or semi-annual report at any time by calling or writing the Fund. You may also request that householding be eliminated from all your required mailings.

You may review and obtain copies of Fund documents (including the SAI) by visiting the SEC’s public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

No person is authorized to give any information or to make any representations about the Fund or its Shares not contained in this Prospectus, and you should not rely on any other information. Read and keep this Prospectus for future reference.

Dealers effecting transactions in the Fund’s Shares, whether or not participating in this distribution, may be generally required to deliver a Prospectus. This is in addition to any obligation dealers have to deliver a Prospectus when acting as underwriters.

Virtus ETF Trust II: Investment Company Act file number 811-23078

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The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 3, 2016

STATEMENT OF ADDITIONAL INFORMATION

VIRTUS ENHANCED DWA U.S. EQUITY ETF

(SYMBOL: VED)

June , 2016

a series of

Virtus ETF Trust II 1540 Broadway New York, NY 10036 Telephone: (212) 593-4383

Page

GENERAL DESCRIPTION OF THE TRUST AND THE FUND	2
EXCHANGE LISTING AND TRADING	2
OTHER INVESTMENT POLICIES	2
INVESTMENT LIMITATIONS	8
MANAGEMENT AND OTHER SERVICE PROVIDERS	10
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	14
MANAGEMENT SERVICES	14
OTHER SERVICE PROVIDERS	15
PORTFOLIO TRANSACTIONS AND BROKERAGE	17
DISCLOSURE OF PORTFOLIO HOLDINGS	18
INDICATIVE INTRA-DAY VALUE	19
ADDITIONAL INFORMATION CONCERNING SHARES	19
PURCHASE AND REDEMPTION OF CREATION UNITS	21
SECURITIES SETTLEMENTS FOR CREATIONS AND REDEMPTIONS	25
CONTINUOUS OFFERING	25
DETERMINATION OF NET ASSET VALUE	26
DIVIDENDS AND DISTRIBUTIONS	26
TAXATION	27
OTHER INFORMATION	30
FINANCIAL STATEMENTS	30
APPENDIX A – TRUST PROXY VOTING POLICY AND PROCEDURES	A-1

This Statement of Additional Information (“SAI”) is meant to be read in conjunction with the prospectus (“Prospectus”) for the Virtus Enhanced DWA U.S. Equity ETF (Ticker: VED) (the “Fund”) dated the same date as this SAI, which incorporates this SAI by reference in its entirety. Because this SAI is not itself a prospectus, no investment in Shares of the Fund should be made solely upon the information contained herein. Copies of the Prospectus for the Fund may be obtained at no charge by writing or calling the Fund at the address or phone number shown above. Capitalized terms used but not defined herein have the same meanings as in the Prospectus. No person has been authorized to give any information or to make any representations other than those contained in this SAI and the Prospectus, and, if given or made, such information or representations may not be relied upon as having been authorized by the Trust. The SAI does not constitute an offer to sell securities.

Audited financial statements are not presented for the Fund since the Fund is newly formed and had not yet commenced operations as of the date of this SAI. Once available, you may obtain a copy of the Fund’s annual report at no charge by request to the Fund at the address or phone number noted below.

A copy of the Prospectus for the Fund may be obtained, without charge, by calling (888) 383-0553 or visiting www.virtus.com, or writing to the Trust, c/o ETF Distributors LLC, 1540 Broadway, Suite 1600, New York, NY 10036.

GENERAL DESCRIPTION OF THE TRUST AND THE FUND

The Fund is a diversified series of Virtus ETF Trust II (the “Trust”). The Trust was organized as a Delaware statutory trust on July 14, 2015 and is registered with the Securities and Exchange Commission (the “SEC”) as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”). The Trust currently consists of two investment portfolios: the Fund and Virtus Newfleet Dynamic Credit ETF (Ticker: BLHY). Other portfolios may be added to the Trust in the future. The shares of the Fund are referred to herein as “Fund Shares” or “Shares”. The offering of Shares is registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Fund’s investment adviser is Virtus ETF Advisers LLC (the “Adviser”). The Adviser has been registered as an investment adviser with the SEC since October 2013.

The Fund offers and issues Shares at net asset value (the “NAV”) only in aggregations of a specified number of Shares (each, a “Creation Unit”), generally in exchange for a basket of equity securities included in the Fund’s portfolio (the “Deposit Securities”), together with the deposit of a specified cash payment (the “Cash Component”). Shares are redeemable only in Creation Units and, generally, in exchange for Deposit Securities and a Cash Component. Creation Units are aggregations of 50,000 Shares of the Fund and are available only to certain large institutions, referred to as “Authorized Participants”, that enter into agreements with the Distributor. In the event of the liquidation of the Fund, the Trust may lower the number of Shares in a Creation Unit.

EXCHANGE LISTING AND TRADING

Fund Shares trade on the NASDAQ (the “Exchange”) at market prices that may be below, at or above NAV. There can be no assurance that the requirements of the Exchange necessary for the Fund to maintain the listing of its Shares will continue to be met. The Exchange will consider the suspension of trading and delisting of the Shares of the Fund from listing if (i) following the initial 12-month period beginning upon the commencement of trading of Fund Shares, there are fewer than 50 beneficial owners of Shares of the Fund for 30 or more consecutive trading days, (ii) the intra-day net asset value of the Fund is no longer calculated or available, or (iii) any other event occurs or condition exists that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable. The Exchange will remove the Shares of the Fund from listing and trading upon termination of the Fund.

As in the case of other stocks traded on the Exchange, brokers’ commissions on transactions will be based on negotiated commission rates at customary levels.

The Trust reserves the right to adjust the price levels of the Shares in the future to maintain convenient trading ranges for investors. Any adjustments would be accomplished through stock splits or reverse stock splits, which would have no effect on the net assets of the Fund.

OTHER INVESTMENT POLICIES

The following policies supplement the Fund’s investment objectives and policies as described in the Prospectus for the Fund.

GENERAL INVESTMENT RISKS. All investments in securities and other financial instruments involve a risk of financial loss. No assurance can be given that the Fund’s investment program will be successful. Investors should carefully review the descriptions of the Fund’s investments and its risks in this SAI and the Prospectus.

BORROWING. The Fund may, subject to the restrictions of the 1940 Act, borrow money. In the event the Fund should ever borrow money, such borrowing could increase the Fund’s costs and thus reduce the value of the Fund’s assets. The 1940 Act presently allows the Fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) provided that, immediately after any such borrowing, there is an asset coverage of at least 300% for all such borrowings, and provided further that, in the event that the Fund’s asset coverage at any time falls below 300%, the Fund reduce its existing borrowings (within three days, excluding Sundays and holidays) to the extent necessary to comply with the foregoing limitation.

CONVERTIBLE SECURITIES. The Fund may invest directly or indirectly in securities convertible into common stock if, for example, the Fund believes that a company’s convertible securities are undervalued in the market. Convertible securities eligible for purchase by the Fund include convertible bonds, convertible preferred stocks and warrants. Convertible securities are subject to risks associated with the performance of the company underlying the securities, as well as the underlying instruments.

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DERIVATIVE INSTRUMENTS. The Fund will comply with and adhere to all limitations on the manner and extent to which it effects transactions in derivative instruments (including futures and options on such futures) imposed by the provisions of the 1940 Act applicable to the issuance of senior securities. Additionally, the Trust, on behalf of the Fund, has claimed an exclusion from the definition of the term “commodity pool operator” pursuant to Rule 4.5 under the Commodity Exchange Act, as amended (the “CEA”). Therefore, the Fund is not subject to regulation or registration as a commodity pool operator under the CEA.

The Dodd-Frank Wall Street Reform and Consumer Protection Act provides for regulation of the derivatives market, including clearing, margin, reporting and registration requirements. Because the legislation continues to be implemented, its ultimate impact remains unclear. Regulations could, among other things, restrict the Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements), either of which could adversely affect the Fund’s derivative positions or the Fund’s use of derivatives generally.

Futures Contracts. A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future. Futures contracts are designated by boards of trade that have been designated “contracts markets” by the Commodity Futures Trading Commission (“CFTC”). No purchase price is paid or received when the contract is entered into. Instead, the Fund, upon entering into a futures contract (and to maintain the Fund’s open positions in futures contracts), would be required to deposit with its custodian in a segregated account in the name of the futures broker an amount of cash, U.S. government securities, suitable money market instruments or liquid, high-grade fixed income securities, known as “initial margin”. The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract. Futures contracts are customarily purchased and sold on margin that may range upward from less than 5% of the value of the contract being traded. By using futures contracts as a risk management technique, given the greater liquidity in the futures market than in the cash market, it may be possible to accomplish certain results more quickly and with lower transaction costs.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. These subsequent payments, called “variation margin,” to and from the futures broker, are made on a daily basis as the price of the underlying assets fluctuate, making the long and short positions in the futures contract more or less valuable, a process known as “marking to market”.

The Fund will incur brokerage fees when it purchases and sell futures contracts. Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions which may result in a gain or a loss. While futures positions taken by the Fund will usually be liquidated in this manner, the Fund may instead make or take delivery of underlying securities whenever it appears economically advantageous for the Fund to do so. A clearing organization associated with the exchange on which futures are traded assumes responsibility for closing out transactions and guarantees that, as between the clearing members of an exchange, the sale and purchase obligations will be performed with regard to all positions that remain open at the termination of the contract.

Limitations on Purchase and Sale of Futures Contracts . Futures can be volatile instruments and involve certain risks. If investments are made for the portfolio at an inappropriate time or based on incorrect judgments about market movements, futures strategies may lower the Fund’s return. The Fund could also experience losses if the prices of its futures positions were poorly correlated with its other investments, or if it could not close out its position because of an illiquid market.

In general, the Fund will not purchase or sell futures contracts unless either (i) the futures contracts are purchased for “bona fide hedging” purposes (as defined under the CFTC regulations); or (ii) if purchased for other purposes, (A) the sum of the amounts of initial margin deposits and premiums required to establish such positions on the Fund’s existing futures would not exceed 5% of the liquidation value of the Fund’s total assets or (B) the aggregate net notional value of commodity futures, commodity options contracts, or swaps positions determined at the time the most recent position was established does not exceed 100% of the liquidation value of the Fund’s total assets, after taking into account unrealized profits and unrealized losses on any such positions it has entered into.

In instances involving the purchase of futures contracts, the Fund will deposit in a segregated account with its custodian an amount of cash, cash equivalents and/or appropriate securities equal to the cost of such futures contracts, to the extent that such deposits are required under the 1940 Act.

Options. The Fund may write call and put options on securities, ETFs or security indexes to seek income or may purchase or write put or call options for hedging purposes. Although not required to do so, the Fund will typically write a call option only if the option is

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“covered” by the Fund holding a position in the underlying securities or by other means which would permit immediate satisfaction of the Fund’s obligation as writer of the option. The purchase and writing of options involves certain risks. During the option period, a covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying securities above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Fund will lose its entire investment in the option. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Furthermore, if trading restrictions or suspensions are imposed on the options market, the Fund may be unable to close out a position.

Securities Index Futures Contracts. A securities index futures contract does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract’s expiration date, a final cash settlement occurs, and the futures positions are simply closed out. Changes in the market value of a particular index futures contract reflect changes in the specified index of securities on which the future is based.

When-Issued and Forward Commitment Securities. The Fund may purchase securities on a when-issued basis or for settlement at a future date if the Fund holds sufficient liquid assets to meet the purchase price. In such purchase transactions, the Fund will not accrue interest on the purchased security until the actual settlement. Similarly, if a security is sold for a forward date, the Fund will accrue the interest until the settlement of the sale. When-issued security purchases and forward commitments have a higher degree of risk of price movement before settlement due to the extended time period between the execution and settlement of the purchase or sale. As a result, the exposure to the counterparty of the purchase or sale is increased. Although the Fund would generally purchase securities on a forward commitment or when-issued basis with the intention of taking delivery, the Fund may sell such a security prior to the settlement date if such action was determined to be appropriate. In such a case, the Fund could incur a short-term gain or loss.

EQUITY SECURITIES.

Direct and Indirect Common Stock. The Fund may invest in equity securities, both directly and indirectly through the Fund’s investment in shares of ETFs and other investment companies, ADRs and other types of securities and instruments described in this SAI and in the Prospectus. The equity portion of the Fund’s portfolio may include common stocks traded on domestic or foreign securities exchanges or on the over-the- counter market. In addition to common stocks, the equity portion of the Fund’s portfolio may also include preferred stocks, convertible preferred stocks, and convertible bonds. Prices of equity securities in which the Fund invests may fluctuate in response to many factors, including, but not limited to, the activities of the individual companies whose securities the Fund owns, general market and economic conditions, interest rates and specific industry changes. Such price fluctuations subject the Fund to potential losses. In addition, regardless of any one company’s particular prospects, a declining stock market may produce a decline in prices for all equity securities, which could also result in losses for the Fund. Market declines may continue for an indefinite period of time, and investors should understand that during temporary or extended bear markets, the value of equity securities will decline.

Exchange Traded Products (“ETPs”). The Fund may invest in (or sell short) exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”) and other ETPs. The shares of an ETF may be assembled in a block (typically 50,000 shares) known as a creation unit and redeemed in kind for a portfolio of the underlying securities (based on the ETF’s net asset value) together with a cash payment generally equal to accumulated dividends as of the date of redemption. Conversely, a creation unit may be purchased from the ETF by depositing a specified portfolio of the ETF’s underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit. The Fund’s ability to redeem creation units may be limited by the 1940 Act, which provides that the ETFs will not be obligated to redeem shares held by the Fund in an amount exceeding one percent of their total outstanding securities during any period of less than 30 days. ETPs other than ETFs are issued in shares or units, and trade on exchanges like ETFs.

There is a risk that the underlying ETPs in which the Fund invests may terminate due to extraordinary events that may cause any of the service providers to the ETPs, such as the trustees or sponsors, to close or otherwise fail to perform their obligations to the ETPs. Also, because the ETPs in which the Fund invests may be granted licenses by agreement to use various indices as a basis for determining their compositions and/or otherwise to use certain trade names, the ETPs may terminate if such license agreements are terminated. In addition, an ETP may terminate if its net assets fall below a certain amount. Although the Fund believes that, in the event of the termination of an underlying ETP, it will be able to invest instead in shares of an alternate ETP with a similar strategy, there is no guarantee that shares of an alternate ETP would be available for investment at that time.

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Investments in ETPs involve certain inherent risks generally associated with investments in conventional registered investment companies (e.g., mutual funds) that hold a portfolio of securities including, without limitation: (1) risks that the general level of security prices for the ETP’s investment strategy may decline, thereby adversely affecting the value of each share or unit of the ETP; (2) an index-based ETP may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETP and the index with respect to the weighting of securities or number of stocks held; and (3) an index ETP may also be adversely affected by the performance of the specific index, market sector or group of industries on which it is based. In addition, ETPs are subject to the following risks that do not apply to conventional funds: (1) the market price of an ETP’s shares may trade at a discount to its net asset value; (2) an active trading market for an ETP’s shares may not develop or be maintained; (3) trading of an ETP’s shares may be halted if the listing exchange deems such action appropriate; and (4) ETP shares may be delisted from the exchange on which they trade, or activation of “circuit breakers” (which are tied to large decreases in stock prices) may halt trading temporarily. ETPs are also subject to the risks of the underlying securities the ETP is designed to track or invest in.

Money Market Mutual Funds. In order to maintain sufficient liquidity, to implement investment strategies or for temporary defensive purposes, the Fund may invest a significant portion of its assets in shares of one or more money market funds. Generally, money market mutual funds are registered investment companies that seek to earn income consistent with the preservation of capital and maintenance of liquidity by investing primarily in high quality money market instruments, including, without limitation, U.S. government obligations, bank obligations and high-grade corporate instruments. An investment in a money market mutual fund is not insured or guaranteed by the Federal Deposit Insurance Company or any other governmental agency, entity or person. While investor losses in money market mutual funds have been rare, they are possible. In addition, the Fund will incur additional indirect expenses due to acquired fund fees and other costs to the extent it invests in shares of money market mutual funds.

Other Investment Companies. Under the 1940 Act, the Fund may not acquire shares of another investment company (ETFs or other investment companies) if, immediately after such acquisition, the Fund and its affiliated persons would hold more than 3% of the ETF’s or investment company’s total outstanding stock (“3% Limitation”). Accordingly, the Fund is subject to the 3% Limitation unless (i) the ETF or the Fund has received an order for exemptive relief from the 3% Limitation from the SEC that is applicable to the Fund; and (ii) the ETF and the Fund take appropriate steps to comply with any conditions in such order. The SEC has issued such exemptive orders to numerous ETFs and their investment advisers, which permit investment companies to invest in such ETFs (“Exempted ETFs”) beyond the 3% Limitation, subject to certain terms and conditions, including, without limitation, that such investment companies enter into an agreement with the Exempted ETF.

To the extent the 3% Limitation applies to certain ETFs, that limitation may prevent the Fund from allocating its investments in the manner that the Fund considers optimal, or cause the Fund to select a similar basket of stocks (pre-selected groups of securities related by index or sector made available through certain brokers at a discount brokerage rate) (“Stock Baskets”) or a similar index-based mutual fund or other investment company as an alternative. The Fund’s investments in other investment companies will be subject to the same 3% Limitation described above.

Under the 1940 Act, to the extent that the Fund relies upon Section 12(d)(1)(F) in purchasing securities issued by another investment company, the Fund must either seek instructions from its shareholders with regard to the voting of all proxies with respect to its investment in such securities (ETFs and other investment companies) and vote such proxies only in accordance with the instructions, or vote the shares held by it in the same proportion as the vote of all other holders of the securities. In the event that there is a vote of ETF or other investment company shares held by the Fund, the Fund intend to vote such shares in the same proportion as the vote of all other holders of such securities.

Preferred Stock. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including, without limitation, dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock. Preferred stocks may include the obligation to pay a stated dividend. The price of preferred stocks could depend more on the size of the dividend than on the company’s performance. If a company fails to pay the dividend, its preferred stock is likely to drop in price. Changes in interest rates can also affect the price of preferred stock.

Real Estate Securities. The Fund will not invest directly in real estate, but may invest in readily marketable securities issued by companies that invest in real estate or interests therein. The Fund may also invest in readily marketable interests issued by real estate investment trusts (“REITs”). REITs are generally publicly traded on national stock exchanges and in the over-the-counter market and have varying degrees of liquidity. Investments in real estate securities are subject to risks inherent in the real estate market, including, without limitation, risks related to changes in interest rates, possible declines in the value of and demand for real estate, adverse general and local economic conditions, possible lack of availability of mortgage funds, overbuilding in a given market and environmental problems.

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The Fund may invest in global real estate companies outside the U.S. These companies include, but are not limited to, companies with similar characteristics to a REIT structure, in which revenue consists primarily of rent derived from owned, income producing real estate properties, dividend distributions as a percentage of taxable net income are high (generally greater than 80%), debt levels are generally conservative and income derived from development activities is generally limited.

Short Sales. In a short sale, the Fund would borrow a security from a broker-dealer (which involves payment of a premium and transaction costs) and then sell into the market a security it does not own in anticipation of a decline in the market value of that security. The Fund will then cover the short position by buying shares in the market either (i) at its discretion or (ii) when called by the broker-dealer lender. Until the security is replaced, the Fund is required to pay the broker-dealer lender any dividends or interest that accrue during the period of the loan. In addition, the net proceeds of the short sale will be retained by the broker to the extent necessary to meet regulatory or other requirements, until the short position is closed out.

The Fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. The amount of any gain will be decreased, and the amount of any loss increased by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with a short sale. When the Fund makes a short sale, the Fund will segregate liquid assets (such as cash, U.S. government securities, or equity securities) on the Fund’s books and/or in a segregated account at the Fund’s custodian or broker (or an affiliate thereof) in an amount sufficient to cover the current value of the securities to be replaced as well as any dividends, interest and/or transaction costs due to the broker-dealer lender, to the extent such deposit is required by applicable law and/or the parties involved in the transaction. In determining the amount to be segregated, any securities that have been sold short by the Fund will be marked to market daily. To the extent the market price of the security sold short increases and more assets are required to meet the Fund’s short sale obligations, additional assets will be segregated to ensure adequate coverage of the Fund’s short position obligations.

In addition, the Fund may make short sales “against the box,” i.e., when the Fund sells a security short while owning securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. The Fund will incur transaction costs, including, without limitation, interest, in connection with opening, maintaining and closing short sales against the box.

Warrants and Rights. Warrants are essentially options to purchase equity securities at specific prices and are valid for a specific period of time. Rights are similar to warrants but generally have a short duration and are distributed directly by the issuer to its shareholders. The holders of warrants and rights have no voting rights, and receive no dividends, with respect to the equity interests underlying warrants or rights, and will have no rights with respect to the assets of the issuer, until the warrant or right is exercised. Investments in warrants and rights involve certain risks, including, without limitation, the possible lack of a liquid market for resale, potential price fluctuations as a result of speculation or other factors, and failure of the price of the underlying security to reach or have reasonable prospects of reaching a level at which the warrant or right can be prudently exercised (in which event the warrant or right may expire without being exercised, resulting in a loss of the Fund’s entire investment therein).

FIXED INCOME RISKS.

Corporate and Municipal Debt Securities. Corporate and municipal debt securities purchased by the Fund may be of any credit quality, maturity or yield. Accordingly, the Fund’s debt securities may include “investment grade” securities (those rated at least Baa by Moody’s, BBB by S&P or Fitch or, if not rated, deemed to be of equivalent quality). In addition, the Fund’s debt securities may include lower-rated debt securities including, without limitation, “junk” bonds whose ratings are below investment grade. Debt securities rated Baa by Moody’s or BBB by S&P or Fitch may be considered speculative and are subject to risks of non-payment of interest and principal. Debt securities rated lower than Baa by Moody’s or lower than BBB by S&P or Fitch are generally considered speculative and subject to significant risks of non-payment of interest and principal and greater market fluctuations than higher-rated debt securities. Lower-rated debt securities are usually issued by companies without long track records of sales and earnings, or by companies with questionable credit strength. The retail secondary market for these “junk bonds” may be less liquid than that of higher-rated debt securities, and adverse conditions could make it difficult at times to sell certain securities or could result in lower prices than those used in calculating a Fund’s net asset value. These risks can reduce the value of the Fund’s shares and the income it earns. While the Fund utilizes the ratings of various credit rating services as one factor in establishing creditworthiness, it relies primarily upon its own analysis of factors establishing creditworthiness.

Strips (“STRIPS”). STRIPS are created by separating the income and principal components of a debt instrument and selling them separately. U.S. Treasury STRIPS (Separate Trading of Registered Interest and Principal of Securities) are created when the coupon payments and the principal payment are stripped from an outstanding Treasury bond by the Federal Reserve Bank. Zero coupon U.S. government securities such as STRIPS are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular

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interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. STRIPS do not require the periodic payment of interest. These investments benefit the issuer by mitigating its need for cash to meet debt service, but generally require a higher rate of return to attract investors who are willing to defer receipt of cash. These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest. If the Fund invests in STRIPS, the Fund will accrue income on the investment for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the Fund’s distribution obligations, in which case the Fund would forgo the purchase of additional income producing assets with these funds. The value of these instruments tends to fluctuate more in response to changes in interest rates than the value of ordinary interest-paying debt securities with similar maturities. The risk is greater when the period to maturity is longer.

Zero Coupon Securities. The Fund may purchase zero coupon securities. Zero coupon securities do not pay interest or principal until final maturity, unlike debt securities that provide periodic payments of interest (referred to as a coupon payment). Zero coupon securities are bought at a price below the amount payable at maturity. The difference between the purchase price and the amount paid at maturity represents interest on the zero coupon security. One must wait until maturity to receive interest and principal, which increases the market and credit risks of a zero coupon security. A zero coupon step-up security converts to a coupon security before final maturity.

ILLIQUID AND RESTRICTED INVESTMENTS. The Fund may invest up to 15% of its net assets in illiquid securities, which are investments that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued. Under the supervision of the Board of Trustees of the Trust (the “Board”), the Fund will determine the liquidity of the Fund’s investments, which will be monitored by the Board pursuant to reports. In determining the liquidity of the Fund’s investments, the Fund may consider various factors including, without limitation: (i) the frequency of trades and quotations; (ii) the number of dealers and prospective purchasers in the marketplace; (iii) dealer undertakings to make a market; (iv) the nature of the security (including, without limitation, any demand or tender features); and (v) the nature of the marketplace for trades (including, without limitation, the ability to assign or offset the Fund’s rights and obligations relating to the investment). If through a change in values, net assets or other circumstances, the Fund were in a position where more than 15% of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity. An investment in illiquid securities poses risks of potential delays in resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and the Fund may be unable to dispose of illiquid securities promptly or at reasonable prices.

Within its limitations on investment in illiquid securities, the Fund may purchase restricted securities that generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the federal securities laws or in a registered public offering. Where registration is required, the Fund may be obligated to pay all or part of the registration expense, and a considerable period may elapse between the time it decides to seek registration and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to seek registration of the security.

INVESTMENTS IN COMPANIES WITH BUSINESS RELATED TO COMMODITIES. As explained under “Fundamental Restrictions” below, the Fund does not invest directly in commodities. However, the Fund may from time to time invest in securities of companies whose business is related to commodities, or in registered investment companies or other companies that invest directly or indirectly in commodities. For example, the Fund may invest in companies whose business is related to mining of precious or other metals (e.g., gold, silver, etc.) or registered investment companies or publicly or privately traded companies that invest in securities of mining companies and related instruments (including, without limitation, the underlying commodities). Investments in equity securities of companies involved in mining or related precious metals industries, and the value of the investment companies and other companies that invest in precious metals and other commodities are subject to a number of risks. For example, the prices of precious metals or other commodities can make sharp movement, up or down, in response to cyclical economic conditions, political events or the monetary policies of various countries, any of which may adversely affect the value of companies who business is related to such commodities, or the value of investment companies and other companies investing in such business or commodities. Furthermore, such companies are subject to risks related to fluctuations of prices and perceptions of value in commodities markets generally.

LENDING OF PORTFOLIO SECURITIES. In order to generate additional income, the Fund may lend portfolio securities in an amount up to 33⅓% of its total assets to broker-dealers, major banks or other recognized domestic institutional borrowers of securities which the Fund has determined are creditworthy under guidelines established by the Board. In determining whether the Fund will lend securities, the Fund will consider relevant facts and circumstances, and may not lend securities to any company affiliated with an investment adviser to the Fund. Each loan of securities will be collateralized by cash, securities or letters of credit. The Fund might experience a loss if the borrower defaults on the loan.

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The borrower at all times during the loan must maintain with the Fund cash or cash equivalent collateral, or provide to the Fund an irrevocable letter of credit equal in value to at least 100% of the value of the securities loaned. While the loan is outstanding, the borrower will pay the Fund any interest paid on the loaned securities, and the Fund may invest the cash collateral to earn additional income. Alternatively, the Fund may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. It is anticipated that the Fund may share with the borrower some of the income received on the collateral for the loan or the Fund will be paid a premium for the loan. Loans are subject to termination at the option of the Fund or the borrower at any time. The Fund may pay reasonable administrative and custodial fees in connection with a loan, and may pay a negotiated portion of the income earned on the cash to the borrower or placing broker. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.

MONEY MARKET INSTRUMENTS. The Fund may invest directly and indirectly in money market instruments, including, without limitation, U.S. Government obligations or corporate debt obligations (including, without limitation, those subject to repurchase agreements). Money market instruments also may include Banker’s Acceptances and Certificates of Deposit of domestic branches of banks, Commercial Paper, and Master Notes. Banker’s Acceptances are time drafts drawn on and “accepted” by a bank. When a bank “accepts” such a time draft, it assumes liability for its payment. When the Fund acquires a Banker’s Acceptance, the bank that “accepted” the time draft is liable for payment of interest and principal when due. The Banker’s Acceptance carries the full faith and credit of such bank. A Certificate of Deposit is an unsecured, interest bearing debt obligation of a bank. Commercial Paper is an unsecured, short-term debt obligation of a bank, corporation, or other borrower. Commercial Paper maturity generally ranges from two to 270 days and is usually sold on a discounted basis rather than as an interest-bearing instrument. The Fund will invest directly in Commercial Paper only if it is rated in one of the top two rating categories by Moody’s, S&P or Fitch or, if not rated, is deemed to be of equivalent quality. Commercial Paper may include Master Notes of the same quality. Master Notes are unsecured obligations which are redeemable upon demand of the holder and which permit the investment of fluctuating amounts at varying rates of interest. Master Notes may be acquired by the Fund through the Master Note program of the Fund’s custodian bank, acting as administrator thereof. The Fund will monitor the earnings power, cash flow and other liquidity ratios of the issuer of a Master Note held by the Fund.

U.S.  GOVERNMENT SECURITIES. The Fund may invest a portion of its portfolio in U.S. government securities, defined to be U.S. government obligations such as U.S. Treasury notes, U.S. Treasury bonds, and U.S. Treasury bills, obligations guaranteed by the U.S. government such as Government National Mortgage Association (“GNMA”) as well as obligations of U.S. government authorities, agencies and instrumentalities such as Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), Federal Housing Administration (“FHA”), Federal Farm Credit Bank (“FFCB”), Federal Home Loan Bank (“FHLB”), Student Loan Marketing Association (“SLMA”), and the Tennessee Valley Authority. U.S. government securities may be acquired subject to repurchase agreements. While obligations of some U.S. government sponsored entities are supported by the full faith and credit of the U.S. government (e.g., GNMA), several are supported by the right of the issuer to borrow from the U.S. government (e.g., FNMA, FHLMC), and still others are supported only by the credit of the issuer itself (e.g., SLMA, FFCB). No assurance can be given that the U.S. government will provide financial support to U.S. government agencies or instrumentalities in the future, other than as set forth above, since it is not obligated to do so by law. The guarantee of the U.S. government does not extend to the yield or value of the Fund’s shares.

INVESTMENT LIMITATIONS

The Fund has adopted the following investment limitations, which cannot be changed without approval by holders of a majority of its outstanding voting Shares. A “majority” for this purpose means the lesser of (i) 67% of the Fund’s outstanding Shares represented in person or by proxy at a meeting at which more than 50% of its outstanding Shares are represented; or (ii) more than 50% of the Fund’s outstanding Shares. Unless otherwise indicated, percentage limitations apply at the time of purchase of the applicable securities.

FUNDAMENTAL RESTRICTIONS. As a matter of fundamental policy, the Fund may not:

(1)	Issue senior securities, except as permitted by the 1940 Act;

(2)	Borrow money (including, without limitation, borrowing to meet redemptions), except to the extent permitted under the 1940 Act;

(3)	Pledge, mortgage or hypothecate its assets;

(4)	Act as underwriter except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter under certain federal securities laws;

(5)	Make loans, provided that the Fund may lend its portfolio securities in an amount up to 33⅓% of total Fund assets;

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(6)	Purchase or sell real estate or interests in real estate; provided, however, that the Fund may purchase and sell securities which are secured by real estate and securities of companies which invest or deal in real estate (including, without limitation, investments in REITs and mortgage-backed securities);

(7)	Invest more than 25% of its total assets in any particular industry; or

(8)	Invest in commodities.

NON-FUNDAMENTAL RESTRICTIONS. The following investment limitations are not fundamental and may be changed by the Board without shareholder approval. As a matter of non-fundamental policy, the Fund may not:

(1)	Purchase securities on margin (but the Fund may obtain such short-term credits as may be necessary for the clearance of transactions);

(2)	Make investments for the purpose of exercising control or management over a portfolio company;

(3)	Invest in securities of other registered investment companies, except as permitted under the 1940 Act;

(4)	Invest in interests in oil, gas or other mineral exploration or development programs, although the Fund may invest in the common stock of companies that invest in or sponsor such programs;

(5)	Purchase warrants if as a result the Fund would then have more than 5% of its total net assets (taken at the lower of cost or current value) invested in warrants; or

(6)	Invest more than 15% of its net assets in illiquid securities.

With respect to the fundamental and non-fundamental investment restrictions above, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction (i.e., percentage limitations are determined at the time of purchase); provided, however, that the treatment of the fundamental restrictions related to borrowing money and issuing senior securities are exceptions to this general rule.

With respect to the above fundamental investment restriction on borrowing money, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices will not constitute borrowing.

With respect to the above fundamental investment restriction on pledging, mortgaging or hypothecating assets, any such activity to the extent necessary to secure permitted borrowings and to the extent related to the deposit of assets in escrow in connection with (i) writing covered put or call options, (ii) the purchase of securities on a when-issued or forward commitment basis, or (iii) collateral or initial or variation margin arrangements with respect to options, forward contracts, futures contracts (including, without limitation, those relating to indices), or options on futures contracts or indices will not be considered pledging, mortgaging or hypothecating assets.

With respect to the above fundamental investment restriction on making loans, investment in U.S. government obligations, short-term commercial paper, certificates of deposit, bankers’ acceptances and repurchase agreements will not be deemed to be the making of a loan.

With respect to the above fundamental investment restriction regarding concentration in a particular industry, (i) securities of the U.S. Government (including its agencies and instrumentalities), tax-exempt securities of state or municipal governments and their political subdivisions and investments in other registered investment companies are not considered to be issued by members of any industry (although the Fund will consider a registered investment company’s underlying securities in considering its concentration policy), (ii) if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied, and (iii) in the case of loan participations where the Fund is not in a direct debtor/creditor relationship with the borrower, both the financial intermediary and the ultimate borrower are considered issuers.

With respect to the above fundamental investment restriction on investments in commodities, the purchase or sale by the Fund of options, forward contracts, futures contracts (including, without limitation, those relating to indices), options on futures contracts or indices or interests in equity securities issued by companies (including, without limitation, investment companies) that hold or invest in one or more commodities as their sole or principal business activity will not be considered an investment in commodities.

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With respect to the above non-fundamental investment restriction on purchasing securities on margin, short sales of securities and futures trades, forward contracts or similar trades requiring margin deposits or other use of a margin account will not be considered purchasing securities on margin.

The 1940 Act allows the Fund to borrow from any bank (including, without limitation, pledging, mortgaging or hypothecating assets) in an amount up to 33⅓% of its total assets and the Fund will, to the extent necessary, reduce its existing borrowings (within three days, excluding Sundays and holidays) to comply with the provisions of the 1940 Act.

MANAGEMENT AND OTHER SERVICE PROVIDERS

The Board is responsible for the supervision and oversight of the Fund. The Board approves all significant agreements between the Trust, on behalf of the Fund, and those companies that furnish services to the Fund; reviews the performance of the Fund; and oversees the business activities of the Fund. This section of the SAI provides information about the persons who serve as trustees (“Trustees”) and executive officers to the Trust, as well as the entities that provide services to the Trust.

TRUSTEES AND OFFICERS. Following are the Trustees and executive officers of the Trust, their ages and addresses, their present positions with the Trust, and their principal occupations during the past five years. Those Trustees who are “interested persons” as defined in the 1940 Act (“Interested Trustees”) and those Trustees who are not “interested persons” as defined in the 1940 Act (“Independent Trustees”), are identified in the table. The address of each Trustee and executive officer of the Trust, unless otherwise indicated, is 1540 Broadway, Suite 1600, New York, New York 10036.

Name and Age	Position(s) held with Trust	Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
INDEPENDENT TRUSTEES
Myles J. Edwards Year of Birth: 1961	Trustee	Since Inception (2015)	General Counsel, CCO and COO, Shufro, Rose & Co., LLC (2014 – present); General Counsel and CC), Constellation Wealth Advisers, LLC (2011 – 2014)	Fifteen	None
Stephen O’Grady Year of Birth: 1946	Trustee	Since Inception (2015)	Lead Market Maker, GFI Group (2011-2012); Partner, Kellogg Capital Markets (2004-2011)	Fifteen	Trustee (since 2014), ETFis Series Trust I (13 portfolios); Trustee (since 2013), Greenhaven Continuous Commodity ETF (GCC); Trustee (since 2014), Acacia Group LLC
James Simpson Year of Birth: 1970	Trustee	Since Inception (2015)	President, ETP Resources, LLC (2009-present) (a financial services consulting company); Vice President, Northern Trust Securities, Inc. and Vice President, Northern Trust Global Investments (2008-2009)	Fifteen	Trustee (since 2014), ETFis Series Trust I (13 portfolios)
Robert S. Tull Year of Birth: 1952	Trustee	Since Inception (2015)	Independent Consultant (2013-present); Chief Operating Officer, Factor Advisors, LLC (2010- 2013); Chief Operating Officer, GlobalShares (2009-2010)	Fifteen	Trustee (since 2014), ETFis Series Trust I (13 portfolios)

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Name and Age	Position(s) held with Trust	Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
INTERESTED TRUSTEE*
George R. Aylward Year of Birth: 1964	Trustee	Since Inception (2015)	Director, President and Chief Executive Officer (since 2008), Virtus Investment Partners, Inc. and/or certain of its subsidiaries; and various senior officer positions with Virtus affiliates (since 2005).	Two

Trustee (since 2006), Virtus Mutual Funds (46 portfolios); Trustee (since 2006), Virtus

Opportunities Trust (67 portfolios); Chairman, President and Chief Executive Officer (since 2006), The Zweig Closed- End Funds (2 portfolios); Trustee (since 2012) and President (since 2010), Virtus Variable Insurance Trust (9 portfolios); Trustee and President (since 2011), Virtus

Closed-End Funds (3 portfolios); Director (since 2013), Virtus Global Funds, PLC (2 portfolios); and Trustee (since 2013), Virtus Alternative Solutions Trust (7 portfolios).

* Mr. Aylward is an “interested person” as defined in the Investment Company Act of 1940, by reason of his position as President and Chief Executive Officer of Virtus Investment Partners, Inc., the ultimate parent company of the Adviser, and various positions with its affiliates.
OTHER EXECUTIVE OFFICERS
William J. Smalley Year of Birth: 1983	President, Chief Executive Officer and Secretary	Since Inception (2015)	President, Virtus ETF Solutions LLC (2012- present); Managing Principal, ETF Distributors LLC (2012-present); President, ETFis Series Trust I (2012 – present); Vice President, Factor Advisors, LLC (2010-2012); Vice President, MacroMarkets, LLC (2006-2010)	N/A	N/A
Brinton W. Frith Year of Birth: 1969	Treasurer and Chief Financial Officer	Since Inception (2015)	Managing Director, Virtus ETF Solutions LLC (2013-present); Treasurer, ETFis Series Trust I (2012 – present); President, Javelin Investment Management, LLC (2008-2013)	N/A	N/A

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Name and Age	Position(s) held with Trust	Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During Past Five Years
Nancy J. Engberg Year of Birth: 1956	Chief Compliance Officer	Since Inception (2015)	Vice President (since 2008) and Chief Compliance Officer (2008 to 2011), Virtus Investment Partners, Inc. and/or certain of its subsidiaries; various officer positions (since 2003) with Virtus affiliates; Vice President and Chief Compliance Officer (since 2011), Virtus Mutual Fund Complex; Vice President (since 2010), Chief Compliance Officer (since 2011), Virtus Variable Insurance Trust; Vice President and Chief Compliance Officer (since 2011), Virtus Closed-End Funds; Vice President and Chief Compliance Officer (since 2012), The Zweig Closed-End Funds; Vice President and Chief Compliance Officer (since 2013), Virtus Alternative Solutions Trust; Chief Compliance Officer (since 2015), ETFis Series Trust I.	N/A	N/A

Board Structure. The Trust’s Board includes three Independent Trustees and one Interested Trustee, Mr. Aylward, who is Chairman of the Board. Each Trustee serves an indefinite term, until a successor is elected, qualified and serving as a Trustee. The Board has not appointed an Independent Trustee to serve as lead Independent Trustee. The Board has determined that this is an appropriate leadership structure for the Fund because, among other things, the Board’s current small size and the small number of funds in the Trust permit Trust management to communicate with each Independent Trustee as and when needed, and permit each Independent Trustee to be involved in each committee of the Board (each a “Committee”) as well as each Board function. The Board may consider appointing an independent Chairman or a lead Independent Trustee in the future, particularly if the Board’s size or the Trust’s complexity materially increases.

With respect to risk oversight, the Board holds four regular meetings each year to consider and address matters involving the Trust and the Fund. During these meetings, the Board receives reports from the Adviser, the Trust’s sub-advisers, Trust management, the Fund’s administrator, transfer agent and distributor, and the Trust’s Chief Compliance Officer (the “CCO”), on regular quarterly items and, where appropriate and as needed, on specific issues. As part of its oversight function, the Board also may hold special meetings or communicate directly with Trust management or the CCO to address matters arising between regular meetings. The Board has established a committee structure that includes an Audit Committee and Nominating Committee (discussed in more detail below). Each Committee is comprised entirely of Independent Trustees.

Qualification of Trustees. The Board has considered each Trustee’s experience, qualifications, attributes and skills in light of the Board’s function and the Trust’s business and structure, and has determined that each Trustee possesses experience, qualifications, attributes and skills that enable the Trustee to be an effective member of the Board. In this regard, the Board has considered the following specific experience, qualifications, attributes and/or skills for each Trustee:

George R. Aylward	Mr. Aylward has experience as a director, president and Chief Executive Officer of an investment management firm, holds various executive positions with investment advisers, a distributor and an administrator to registered investment companies and as an officer and trustee for other registered investment companies. He also has experience in all aspects of the development and management of registered investment companies, and the handling of various financial, staffing, regulatory and operational issues.
Myles J. Edwards	Mr. Edwards has experience as general counsel, chief compliance officer and chief operating officer of SEC registered investment advisers, hedge funds and FINRA member broker-dealers.
Stephen O’Grady	Mr. O’Grady has experience as an independent director for other ETFs and in the development and operation of ETF trading systems and futures exchanges and has served as president of an options brokerage firm.
James Simpson	Mr. Simpson has experience as an independent director for other ETFs and as President of ETP Resources, a financial information services company that provides detailed reference data on U.S.-listed exchange-traded products. He also has experience working for financial institutions and securities exchanges and has consulted with respect to the development of exchange-traded products.
Robert S. Tull

Mr. Tull has experience as an independent director for other ETFs and as a consultant to financial companies and as chief operating officer to financial services companies. Mr. Tull has also assisted with the development of exchange-traded products.

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The Board has determined that each of the Trustees’ careers and background, combined with their interpersonal skills and general understanding of financial and other matters, enable the Trustees to effectively participate in and contribute to the Board’s functions and oversight of the Trust. References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.

Trustee Standing Committees. The Board has established the following standing committees:

Audit Committee: The Independent Trustees are the current members of the Audit Committee. The Audit Committee oversees the Fund’s accounting and financial reporting policies and practices, reviews the results of the annual audits of the Fund’s financial statements and interacts with the Fund’s independent auditors on behalf of the Board. The Audit Committee also serves in the role of the Trust’s qualified legal compliance committee and, as such, receives, investigates and makes recommendations as to appropriate remedial action in connection with any report of evidence of a material violation of securities laws or breach of fiduciary duty or similar violation by the Trust, its officers, Trustees or agents. The Audit Committee operates pursuant to an Audit Committee Charter and meets periodically as necessary.

Nominating Committee: The Independent Trustees are the current members of the Nominating Committee. The Nominating Committee nominates, selects and appoints Independent Trustees to fill vacancies on the Board and to stand for election at appropriate meetings of the shareholders of the Trust. The Nominating Committee meets only as necessary. The Nominating Committee generally will not consider nominees recommended by shareholders of the Trust.

Beneficial Ownership of Shares of the Fund. None of the Trustees own Shares of the Fund or any other fund in the same family of investment companies as the Fund as of the date of this SAI.

Ownership In Fund Affiliates. As of the date of this SAI, none of the Independent Trustees, nor members of their immediate families, owned, beneficially or of record, securities of the Adviser, the Fund’s principal underwriter or any affiliate of the Adviser or the principal underwriter.

Compensation. Officers of the Trust and the Trustees who are interested persons of the Trust or the Adviser receive no salary from the Trust. Each Independent Trustee receives $2,000 per year plus $2,000 per series of the Trust, subject to a minimum of $8,000 per year. The Trust reimburses each Trustee and officer of the Trust for his or her travel and other expenses relating to attendance at Board or committee meetings. For the fiscal year ended July 31, 2016, the Trustees are estimated to receive the following compensation:

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund Complex Paid to Trustees
INDEPENDENT TRUSTEES
Myles J. Edwards	$ 2,000	None	None	$8,000
Stephen O’Grady	$ 2,000	None	None	$8,000
James Simpson	$ 2,000	None	None	$8,000
Robert S. Tull	$ 2,000	None	None	$8,000
INTERESTED TRUSTEE
George R. Aylward	None	None	None	None

CODES OF ETHICS. The Trust, the Adviser and the Fund’s principal underwriter have each adopted a code of ethics, as required by Rule 17j-1 under the 1940 Act, that is designed to prevent personnel of the Trust, the Adviser, the Fund’s sub-adviser (if any) and the Fund’s principal underwriter subject to the codes from engaging in deceptive, manipulative or fraudulent activities in connection with securities held or to be acquired by the Fund (which securities may also be held by persons subject to the codes). The codes of ethics permit personnel of the Trust, the Adviser, the Fund’s sub-adviser (if any) and the principal underwriter subject to the codes to invest in securities, including securities that may be purchased or held by the Fund, subject to certain restrictions and pre-approval requirements. In addition, the codes of ethics of the Trust, the Adviser, the Fund’s sub-adviser (if any) and the principal underwriter require that access persons of such entities report their personal securities transactions and holdings, which are reviewed for compliance with the code of ethics.

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ANTI-MONEY LAUNDERING PROGRAM. The Trust has adopted an anti-money laundering (“AML”) program, as required by applicable law, that is designed to prevent the Fund from being used for money laundering or the financing of terrorist activities. The Trust’s AML Compliance Officer is responsible for implementing and monitoring the operations and internal controls of the program. Compliance officers at certain of the Fund’s service providers are also responsible for monitoring aspects of the AML program. The AML program is subject to the continuing oversight of the Board.

PROXY VOTING POLICIES. The Trust has adopted a proxy voting and disclosure policy that delegates to each Fund’s Proxy Voting Manager the authority to vote proxies for the Fund, subject to oversight of the Board. The Adviser serves as the proxy Voting Manager for the Fund. Copies of the Trust’s Proxy Voting Policies and Procedures are included as Appendix A to this SAI.

No later than August 31 of each year, the Trust files Form N-PX with the SEC. Form N-PX states how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30. The Fund’s proxy voting records, as set forth in its most recent Form N-PX filing, are available upon request, without charge, by calling the Fund at (866) 383-7636. This information is also available on the SEC’s website at http://www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of the date of this SAI, the Fund had no Shares outstanding.

MANAGEMENT SERVICES

The following information supplements and should be read in conjunction with the section in the Prospectus entitled “Management of the Fund”.

ADVISER. The Fund’s Adviser is Virtus ETF Advisers LLC, located at 1540 Broadway, Suite 1600, New York, NY 10036. The Adviser was organized as a Delaware limited liability company in August 2013 and, since April 2015, has been a majority-owned subsidiary of Virtus Partners, Inc. (“VPI”), a wholly-owned subsidiary of Virtus Investment Partners, Inc. (Ticker: VRTS) (together with its affiliates, “Virtus”). Virtus is a public company that operates a multi-manager asset management business and has substantial experience in the investment management and investment company industries. As of December 31, 2015, on a collective basis, Virtus-affiliated registered investment advisers manage over $47.4 billion in assets (including over $35.4 billion in registered investment company assets). The Adviser has served as the investment adviser of the Fund since the inception of the Fund’s operations. The Adviser also serves as investment adviser to each series of ETFis Series Trust I, an open end management investment company registered with the SEC.

The Adviser serves as the Fund’s investment adviser pursuant to an investment advisory agreement with the Trust on behalf of the Fund. The Adviser also assists with: (a) non-advisory operations of the Fund, (b) the preparation and submission of reports to existing shareholders, (c) the periodic updating of prospectuses and statements of additional information, (d) the preparation of reports to be filed with the SEC and other regulatory authorities, and (e) maintaining certain of the Fund’s records.

The Advisory Agreement is effective for an initial two-year period and will remain in effect thereafter only so long as such renewal and continuance is specifically approved at least annually by the Board or by vote of a majority of the Fund’s outstanding voting securities, provided the continuance is also approved by a majority of the Independent Trustees. The Advisory Agreement is terminable without penalty on 60 days’ notice by the Board or by vote of a majority of the outstanding voting securities of the Fund. The Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the 1940 Act.

Under the Advisory Agreement, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services; or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties; or from the reckless disregard of its duties and obligations under the Advisory Agreement.

Adviser Compensation. The Adviser receives a monthly advisory fee at the annual rate of 0.65% of the Fund’s average daily net assets. The Adviser has not been paid any advisory fees as of the date of this SAI. In consideration of the fees paid with respect to the Fund, the Adviser has agreed to pay all expenses of the Fund, except for the Adviser’s fee, payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary expenses of the Fund, each of which is paid by the Fund.

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PORTFOLIO MANAGERS. The following individuals are the Fund’s portfolio managers, each of whom has served in such position since the inception of the Fund’s operations:

Matthew Brown , Portfolio Manager. Matthew Brown serves as Portfolio Manager at the Adviser. Mr. Brown is also executive managing director and chief operating officer at Virtus ETF Solutions LLC (“VES”) since 2012. Before founding VES in 2012, he served as director of operations for Factor Advisors from 2010 to 2012. In 2009, Mr. Brown co-founded ETP Resources, a consulting and data services business that continues to grow and serve the ETF industry. From 2008 to 2009, he headed U.S. operations and served as chief compliance officer for U.K.-based issuer SPA/London & Capital. Mr. Brown earned a B.A. in Economics from Boston College.

Seth Kadushin , Portfolio Manager. Seth Kadushin serves as Portfolio Manager at the Adviser. Mr. Kadushin has also served as director of capital markets at VES since 2013. Prior to joining VES, Mr. Kadushin worked at Euromoney Institutional Investor, Plc where he developed large scale investment management programs focusing on Exchange Traded Instruments and Alternate Investment Strategies. From 2011 through 2012 Mr. Kadushin worked at Wedbush Securities as an Options Desk Strategist. Mr. Kadushin worked at RBS Securities as Head Program Trader from 2009 through 2011. Prior to 2009, Mr. Kadushin held senior level positions at Lehman Brothers and Bear Sterns (J.P. Morgan), where he was a member of the firm’s Cross Asset Policy Committee charged with instituting their equity trading division’s guidelines. Mr. Kadushin holds a BBA in Finance from Emory University. He achieved his Master’s in Business from Fordham University with a concentration in Information Systems.

Ownership of Fund Shares. None of the portfolio managers own any Shares of the Fund as of the date of this SAI because the Fund had not yet commenced operations.

Other Accounts. None of the portfolio managers is currently responsible for the day-to-day management of any account other than the Fund.

Material Conflicts of Interest. Because each of the portfolio managers may at times manage multiple portfolios for multiple clients, the potential for conflicts of interest exists. The portfolio managers may manage portfolios having substantially the same investment style as the Fund. However, the portfolios managed by the portfolio managers may not have portfolio compositions identical to those of the Fund due, for example, to specific investment limitations or guidelines present in some portfolios or accounts, but not others. The portfolio managers may purchase securities for one portfolio and not another portfolio, and the performance of securities purchased for one portfolio may vary from the performance of securities purchased for other portfolios. The portfolio managers may place transactions on behalf of other accounts that are directly or indirectly contrary to investment decisions made on behalf of the Fund, or make investment decisions that are similar to those made for the Fund, both of which have the potential to adversely impact the Fund depending on market conditions. For example, the portfolio managers may purchase a security in one portfolio while appropriately selling that same security in another portfolio. In addition, some of these portfolios may have fee structures that are or have the potential to be higher than the advisory fees paid by the Fund, which can cause potential conflicts in the allocation of investment opportunities between the Fund and the other accounts. In addition, current trading practices would not allow the Adviser to intentionally favor one portfolio over another as trades are executed as trade orders are received.

Compensation. The portfolio managers are compensated by the Adviser and do not receive any compensation directly from the Fund. Each portfolio manager receives their compensation in the form of base salary that is determined by the advisory fee revenue generated by the firm’s assets under management. Thus, portfolio manager compensation is aligned with the interests of the firm’s clients, including the Fund and its investors. The portfolio managers may also earn a bonus each year based on the profitability of the Adviser.

OTHER SERVICE PROVIDERS

ADMINISTRATOR. Under the Administrative Services Agreement, Virtus ETF Solutions LLC (the “Administrator”) serves as the operational administrator of the Trust. The Administrator’s address is 1540 Broadway, Suite 1600, New York, New York 10036. Under the Administrative Services Agreement, the Administrator supervises the overall administration of the Trust and the Fund including, among other responsibilities, the coordination and day-to-day oversight of the Fund’s operations, the service providers ’ communications with the Fund and each other and assistance with Trust, Board and contractual matters related to the Fund and other series of the Trust. The Administrator also provides persons satisfactory to the Board to serve as officers of the Trust. The Administrator will be indemnified in connection with or arising out of performance of its obligations and duties under this Agreement, except for losses resulting from the willful malfeasance, bad faith or gross negligence of Administrator in the performance of such obligations and duties. The Adviser pays the Administrator out of the Adviser’s advisory fee; however, the Fund is newly formed and has not paid any fees for administration services as of the date of this SAI.

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ACCOUNTING, CUSTODIAN AND TRANSFER AGENT. Under the Fund Administration and Accounting Agreement (the “Accounting Services Agreement”), The Bank of New York Mellon (“BNY Mellon” or the “Accounting Services Administrator”) serves as accounting administrator for the Fund. BNY Mellon’s principal address is One Wall Street, New York, New York 10286. Under the Administration Agreement, BNY Mellon provides necessary administrative, legal, tax, accounting services and financial reporting for the maintenance and operations of the Trust and the Fund. In addition, BNY Mellon makes available the office space, equipment, personnel and facilities required to provide such services.

BNY Mellon provides accounting and administration services to the Trust, including, among other responsibilities, assisting in the preparation and filing of documents required for compliance by the Fund with applicable laws and regulations and arranging for the maintenance of books and records of the Fund. BNY Mellon provides persons satisfactory to the Board to serve as officers of the Trust.

The Adviser pays the Accounting Services Administrator out of the Adviser’s advisory fee; however, the Fund is newly formed and has not paid any fees for accounting administration services as of the date of this SAI.

BNY Mellon serves as custodian of the Fund’s assets (the “Custodian”). The Custodian has agreed to (1) make receipts and disbursements of money on behalf of the Fund; (2) collect and receive all income and other payments and distributions on account of the Fund’s portfolio investments; (3) respond to correspondence from Fund shareholders and others relating to its duties; and (4) make periodic reports to the Fund concerning the Fund’s operations. The Custodian does not exercise any supervisory function over the purchase and sale of securities. The Adviser pays the Custodian out of the Adviser’s advisory fee; however, the Fund is newly formed and has not paid any fees for the Custodian’s services as of the date of this SAI.

BNY Mellon serves as transfer agent and dividend paying agent for the Fund (the “Transfer Agent”). The Transfer Agent has agreed to (1) issue and redeem Shares of the Fund; (2) make dividend and other distributions to shareholders of the Fund; (3) respond to correspondence by Fund shareholders and others relating to its duties; (4) maintain shareholder accounts; and (5) make periodic reports to the Fund. The Adviser pays the Transfer Agent out of the Adviser’s advisory fee; however, the Fund is newly formed and has not paid any fees for the Transfer Agent’s services as of the date of this SAI.

BNY Mellon is the principal operating subsidiary of The Bank of New York Mellon Corporation.

DISTRIBUTOR. ETF Distributors LLC, the Distributor, is located at 1540 Broadway, Suite 1600, New York, New York 10036. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Shares will be continuously offered for sale by the Trust through the Distributor only in whole Creation Units, as described in the section of this SAI entitled “Purchase and Redemption of Creation Units”. The Distributor also acts as an agent for the Trust. The Distributor will deliver a Prospectus to persons purchasing Shares in Creation Units and will maintain records of both orders placed with it and confirmations of acceptance furnished by it. The Distributor has no role in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.

The Board of Trustees of the Trust has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. In accordance with its Rule 12b-1 plan, the Fund is authorized to pay an amount up to 0.25% of its average daily net assets each year to finance activities primarily intended to result in the sale of Creation Units of the Fund or the provision of investor services. No Rule 12b-1 fees are currently paid by the Fund, and there are no current plans to impose these fees. However, in the event Rule 12b-1 fees are charged in the future, they will be paid out of the Fund’s assets, and over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.

Under the Service and Distribution Plan, and as required by Rule 12b-1, the Trustees will receive and review after the end of each calendar quarter a written report provided by the Distributor of the amounts expended under the Plan and the purpose for which such expenditures were made.

ADDITIONAL SERVICE ARRANGEMENTS. The Adviser or its affiliates may, out of their own resources, pay amounts to third parties for distribution or marketing services on behalf of the Fund. Additionally, the Adviser or its affiliates intend to pay, out of their own resources, amounts to financial intermediaries for assistance with communication, distribution of materials and other services for their clients that are shareholders of the Fund, or for other services in connection with the organization or operation of the Fund. The making of these payments could create a conflict of interest for a financial intermediary receiving such payments.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Board has selected the firm of BBD, LLP, located at 1835 Market Street, 26th Floor, Philadelphia, Pennsylvania 19103, to serve as the independent registered public accounting firm for the Fund for the current fiscal year and to audit the annual financial statements of the Fund and prepare the Fund’s federal, state and excise tax returns. Such firm will audit the financial statements of the Fund at least once each year. A copy of the most recent annual report containing the audit report will accompany this SAI whenever a shareholder or a prospective investor requests it.

LEGAL COUNSEL. Kilpatrick Townsend & Stockton LLP, 1001 West Fourth Street, Winston-Salem, North Carolina 27101, serves as legal counsel to the Trust.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Subject to the general supervision of the Board, the Adviser is responsible for, makes decisions with respect to and places orders for all purchases and sales of portfolio securities for, the Fund. The Adviser shall manage the Fund’s portfolio in accordance with the terms of the Sub-Advisory Agreement by and among the Trust on behalf of the Fund and the Adviser, which is described in detail under “Management Services –Adviser”. The Adviser serves as investment adviser for a number of client accounts, in addition to the Fund.

BROKERAGE SELECTION. The Fund has adopted, and the Board has approved, policies and procedures relating to the direction of portfolio securities transactions to brokers. In accordance with these policies and procedures, in selecting brokers to be used in portfolio transactions, the Adviser’s general guiding principle is to obtain the best overall execution for each trade, which is a combination of price and execution. With respect to execution, the Adviser considers a number of factors, including, without limitation, the actual handling of the order, the ability of the broker to settle the trade promptly and accurately, the financial standing of the broker, the ability of the broker to position securities to facilitate execution, the Adviser’s past experience with similar trades and other factors that may be unique to a particular order. Recognizing the value of these judgmental factors, the Adviser may select brokers that charge a brokerage commission that is higher than the lowest commission that might otherwise be available for any given trade. The Adviser may not give consideration to sales of Shares of the Fund as a factor in selecting brokers to execute portfolio transactions. The Adviser may, however, place portfolio transactions with brokers that are affiliated with the Adviser or the Adviser or that promote or sell the Fund’s Shares, so long as such transactions are done in accordance with the policies and procedures established by the Board that are designed to ensure that the selection is consistent with the Adviser’s obligation to seek best execution and not based upon the broker’s sales efforts.

Under Section 28(e) of the Exchange Act and the Sub-Advisory Agreement, the Adviser may, in its discretion, purchase and sell portfolio securities from and to brokers and dealers who provide the Adviser with brokerage, research, analysis, advice and similar services, and the Adviser may pay to these brokers and dealers, in return for such services, a higher commission or spread than may be charged by other brokers and dealers, provided that the Adviser determines in good faith that such commission is reasonable in terms either of that particular transaction or of the overall responsibility of the Adviser to the Fund and its other clients and that the total commission paid by the Fund will be reasonable in relation to the benefits to the Fund and its other clients over the long-term. The research received by the Adviser may include, without limitation: information on the United States and other world economies; information on specific industries, sectors, groups of securities, individual companies, and political and other relevant news developments affecting markets and specific securities; technical and quantitative information about markets; analysis of proxy proposals affecting specific companies; accounting and performance systems that allow the Adviser to determine and track investment results; and trading systems that allow the Adviser to interface electronically with brokerage firms, custodians and other providers. Research is received in the form of written reports, telephone contacts, personal meetings, research seminars, software programs and access to computer databases. In some instances, research products or services received by the Adviser may also be used by the Adviser for functions that are not research related (i.e. not related to the making of investment decisions). Where a research product or service has a mixed use, the Adviser will make a reasonable allocation according to its use and will pay for the non-research function in cash using its own funds.

The research and investment information services described above make available to the Adviser for its analysis and consideration the views and information of individuals and research staffs of other securities firms. These services may be useful to the Adviser in connection with advisory clients other than the Fund, and not all such services may be useful to the Adviser in connection with the Fund. Although such information may be a useful supplement to the Adviser’s own investment research in rendering services to the Fund, the value of such research and services is not expected to materially reduce the expenses of the Adviser in the performance of its services under the Sub- Advisory Agreement and will not reduce the management fees payable to the Adviser by the Fund.

The Fund may invest in securities traded in the over-the-counter market. In these cases, the Fund may initiate trades through brokers on an agency basis and pays a commission in connection with the transaction. The Fund may also effect these transactions by dealing directly with the dealers that make a market in the securities involved, in which case the costs of such transactions would involve dealer spreads rather than brokerage commissions.

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AGGREGATED TRADES. While investment decisions for the Fund are made independently from those for any other investment companies and accounts advised or managed by the Adviser, such other advisory clients may invest in the same securities as the Fund. To the extent permitted by law, the Adviser may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other investment companies or accounts advised or managed by the Adviser in executing transactions. When a purchase or sale of the same security is made as part of an aggregated trade, the transaction will be averaged as to price and available investments allocated as to amount in a manner which the Adviser believes to be equitable to the Fund and other participating investment companies or accounts. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund.

PORTFOLIO TURNOVER. The portfolio turnover rate for the Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the reporting period by the monthly average value of the portfolio securities owned during the reporting period. The calculation excludes all securities whose maturities or expiration dates at the time of acquisition are one year or less. Portfolio turnover of the Fund may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of Shares and by requirements that enable the Fund to receive favorable tax treatment. Portfolio turnover will not be a limiting factor in making investment decisions, and the Fund may engage in short-term trading to achieve its investment objectives. High rates of portfolio turnover could lower performance of the Fund due to increased transaction costs and may also result in the realization of short-term capital gains taxed at ordinary income tax rates.

DISCLOSURE OF PORTFOLIO HOLDINGS

PORTFOLIO DISCLOSURE POLICY. The Trust has adopted a Portfolio Holdings Policy (the “Policy”) designed to govern the disclosure of Fund portfolio holdings and the use of material non-public information about Fund holdings. The Policy applies to all officers, employees and agents of the Fund, including the Adviser. The Policy is designed to ensure that the disclosure of information about the Fund’s portfolio holdings is consistent with applicable legal requirements and otherwise in the best interest of the Fund.

As an ETF, information about the Fund’s portfolio holdings is made available on a daily basis in accordance with the provisions of any order of the SEC applicable to the Fund, the regulations of the Exchange and other applicable SEC regulations, orders and no-action relief. Such information typically reflects all or a portion of the Fund’s anticipated portfolio holdings as of the next Business Day (as defined below). This information is used in connection with the creation and redemption process and is disseminated on a daily basis through the facilities of the Exchange, the National Securities Clearing Corporation (the “NSCC”) and/or third party service providers.

A “Business Day” with respect to the Fund is any day on which the Exchange is open for business. As of the date of the Prospectus, the Exchange observes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The Trust will disclose on the Fund’s website at the start of each Business Day the identities and quantities of the securities and other assets held by the Fund that will form the basis of the Fund’s calculation of its NAV on that Business Day. The portfolio holdings so disclosed will be based on information as of the close of business on the prior Business Day and/or trades that have been completed prior to the opening of business on that Business Day and that are expected to settle on the Business Day. Online disclosure of such holdings is publicly available at no charge. The website for the Fund is www.virtus.com.

The Fund may also send a portion or all of this information to shareholders of the Fund and to investment company analysts and rating and trading entities. However, the Fund will not send this information to shareholders of the Fund or to analysts or rating and/or trading entities until such information is at least 30 days old or until one Business Day after the information has been posted to the Fund’s website.

The officers of the Trust and/or the Adviser may share non-public portfolio holdings information with the Fund’s service providers that require such information for legitimate business and Fund oversight purposes, such as the Fund’s operating administrator, fund accounting administrator, transfer agent, distributor, custodian, independent registered public accounting firm, and legal counsel as identified in the Fund’s Prospectus and this SAI and Doremus FP (a financial edgarizing, typesetting and printing firm). The Fund and/or the Adviser may also provide non-public portfolio holdings information to appropriate regulatory agencies as required by applicable laws and regulations. The Fund’s service providers receiving such non-public information are subject to confidentiality obligations requiring such service providers to keep non-public portfolio holdings information confidential. Certain of the service providers have codes of ethics that prohibit trading based on, among other things, non- public portfolio holdings information.

The Fund and/or the Adviser may, from time to time, provide additional portfolio holdings information in the form of quarterly or monthly management letters; provided, however, that the Fund and/or the Adviser will not send such quarterly or monthly management

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letters to shareholders until such information is either filed with the SEC or publicly disclosed on the Fund’s website. In addition, non-public portfolio holdings information and other information regarding the investment activities of the Fund may also be disclosed to rating and ranking organizations for use in connection with their rating or ranking of the Fund.

The Fund currently does not provide non-public portfolio holdings information to any other third parties. In the future, the Fund may elect to disclose such information to other third parties if the appropriate officers of the Trust determine that the Fund has a legitimate business purpose for doing so and the recipient is subject to a duty of confidentiality. The Adviser, through its officers, is responsible for determining which other third parties have a legitimate business purpose for receiving the Fund’s portfolio holdings information.

The Fund’s policies regarding disclosure of portfolio holdings are subject to the continuing oversight and direction of the Board. The Adviser and the Administrator are required to report to the Board any known disclosure of the Fund’s portfolio holdings to unauthorized third parties. The Fund has not entered (and does not currently intend to enter) into any arrangement providing for the receipt of compensation or other consideration in exchange for the disclosure of non-public portfolio holdings information, other than the benefits that result to the Fund and its shareholders from providing such information, which include the publication of Fund ratings and rankings.

The Fund will make available to the public a complete schedule of its portfolio holdings, as reported on a fiscal quarter basis. This information is generally available within 60 days of the Fund’s fiscal quarter end and will remain available until the next fiscal quarter’s portfolio holdings report becomes available. You may obtain a copy of these quarterly portfolio holdings reports by calling the Fund at (888) 383-0553. The Fund will also file these quarterly portfolio holdings reports with the SEC on Form N-CSR or Form N-Q, as applicable. The Fund’s Form N-CSR and Form N-Q are available on the SEC’s website at http://www.sec.gov and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. The first and third quarter portfolio holdings reports will be filed with the SEC on Form N-Q, and the second and fourth fiscal quarter portfolio holdings reports will be included with the semi-annual and annual reports, respectively, which are sent to shareholders and filed with the SEC on Form N-CSR.

No person is authorized to disclose the Fund’s portfolio holdings or other investment positions except in accordance with the Policy.

INDICATIVE INTRA-DAY VALUE

The approximate value of the Fund’s investments on a per-Share basis, the Indicative Intra-Day Value (“IIV”), is disseminated by the Exchange every 15 seconds during hours of trading on the Exchange. The IIV should not be viewed as a “real-time” update of NAV because the IIV will be calculated by an independent third party and may not be calculated in the exact same manner as NAV, which is computed daily.

The IIV for the Fund is calculated during hours of trading on the Exchange by dividing the “Estimated Fund Value” as of the time of the calculation by the total number of outstanding Shares. “Estimated Fund Value” is the sum of the estimated amount of cash held in the Fund’s portfolio, the estimated amount of accrued interest owing to the Fund and the estimated value of the securities held in the Fund’s portfolio, minus the estimated amount of the Fund’s liabilities. The IIV will be calculated based on the same portfolio holdings disclosed on the Fund’s website. In determining the estimated value for each of the component securities, the IIV will use last sale, market prices or other methods that would be considered appropriate for pricing equity securities held by registered investment companies.

Although the Trust provides the information used to calculate the IIV, the Trust is not involved in the actual calculation of the IIV and is not responsible for the calculation or dissemination of the IIV. The Trust makes no warranty as to the accuracy of the IIV.

ADDITIONAL INFORMATION CONCERNING SHARES

ORGANIZATION AND DESCRIPTION OF SHARES OF BENEFICIAL INTEREST. The Trust is a Delaware statutory trust and a registered investment company. The Trust was organized on July 14, 2015, and it has authorized capital of an unlimited number of Shares of beneficial interest of no par value, which may be issued in more than one class or series.

Under Delaware law, the Trust is not required to hold an annual shareholders meeting if the 1940 Act does not require such a meeting. Generally, there will not be annual meetings of Trust shareholders. If requested by shareholders of at least one-third of the outstanding Shares of the Trust or any series thereof, the Trust will call a meeting of the shareholders of the Trust or the series, as applicable. Shareholders holding two-thirds of Shares outstanding may remove Trustees from office by votes cast at a meeting of Trust shareholders or by written consent.

All Shares will be freely transferable; provided, however, that Shares may not be redeemed individually, but only in Creation Units.

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The Shares will not have preemptive rights or cumulative voting rights, and none of the Shares will have any preference to conversion, exchange, dividends, retirements, liquidation, redemption or any other feature. Shares have equal voting rights, except that, if the Trust creates additional funds, only Shares of that fund may be entitled to vote on a matter affecting that particular fund. Trust shareholders are entitled to require the Trust to redeem Creation Units if such shareholders are Authorized Participants. The Declaration of Trust confers upon the Board the power, by resolution, to alter the number of Shares constituting a Creation Unit or to specify that Shares of the Trust may be individually redeemable. The Trust reserves the right to adjust the prices of Shares to maintain convenient trading ranges for investors. Any such adjustments would be accomplished through splits or reverse splits, which would have no effect on the net assets of the Fund. If the Fund does not grow to a size to permit it to be economically viable, the Fund may cease operations. In such an event, you may be required to liquidate or transfer your Shares at an inopportune time and you may lose money on your investment.

BOOK ENTRY ONLY SYSTEM. Depository Trust Company (“DTC”) acts as securities depository for the Fund’s Shares. Shares of the Fund are represented by securities registered in the name of DTC or its nominee, Cede & Co., and deposited with, or on behalf of, DTC.

DTC, a limited-purpose trust company, was created to hold securities of its participants (the “DTC Participants”) and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. More specifically, DTC is owned by a number of its DTC Participants and by the New York Stock Exchange, LLC and FINRA. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the “Indirect Participants”).

Beneficial ownership of Shares is limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Ownership of beneficial interests in Shares (owners of such beneficial interests are referred to herein as “Beneficial Owners”) is shown on, and the transfer of ownership is effected only through, records maintained by DTC (with respect to DTC Participants) and on the records of DTC Participants (with respect to Indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners will receive from or through the DTC Participant a written confirmation relating to their purchase of Shares.

Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to the Depositary Agreement between the Trust and DTC, DTC is required to make available to the Trust upon request and for a fee to be charged to the Trust a listing of the Shares of the Fund held by each DTC Participant. The Trust will inquire of each DTC Participant as to the number of Beneficial Owners holding Shares, directly or indirectly, through such DTC Participant. The Trust will provide each DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by the DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust will pay to each DTC Participants a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

Share distributions will be made to DTC or its nominee, Cede & Co., as the registered holder of all Shares. DTC or its nominee, upon receipt of any such distributions, will credit immediately with respect to the DTC Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in Shares of the Fund as shown on the records of DTC or its nominee. Payments by DTC Participants to Indirect Participants and Beneficial Owners with respect to the Shares held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of such DTC Participants.

The Trust has no responsibility or liability for any aspect of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in such Shares, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, or for any other aspect of the relationship between DTC and the DTC Participants or the relationship between the DTC Participants and the Indirect Participants and Beneficial Owners owning through such DTC Participants.

DTC may decide to discontinue providing its service with respect to Shares at any time by giving reasonable notice to the Trust and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trust will take action to find a replacement for DTC to perform its functions at a comparable cost. The DTC Participants’ rules and policies are made publicly available through DTC’s website at: www.dtcc.com.

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PURCHASE AND REDEMPTION OF CREATION UNITS

CREATION. The Trust issues and sells Shares of the Fund only in Creation Units on a continuous basis through the Distributor, at their NAV next determined after receipt, on any Business Day, for an order received in proper form.

Fund Deposit. The consideration for purchase of a Creation Unit of the Fund generally consists of an in-kind deposit of Deposit Securities for each Creation Unit constituting a substantial replication, or a representation, of the securities included in the Fund’s portfolio and a Cash Component computed as described below. Together, the Deposit Securities and the Cash Component constitute the “Fund Deposit”, which represents the minimum initial and subsequent investment amount for a Creation Unit of the Fund. The Cash Component is an amount equal to the difference between the NAV of the Shares (per Creation Unit) and the market value of the Deposit Securities. If the Cash Component is a positive number (i.e., the NAV per Creation Unit exceeds the market value of the Deposit Securities), the Cash Component will be such positive amount. If the Cash Component is a negative number (i.e., the NAV per Creation Unit is less than the market value of the Deposit Securities), the Cash Component will be such negative amount, and the creator will be entitled to receive cash from the Fund in an amount equal to the Cash Component. The Cash Component serves the function of compensating for any differences between the NAV per Creation Unit and the market value of the Deposit Securities.

The Fund, through the National Securities Clearing Corporation (“NSCC”), makes available on each Business Day, immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern Time), the list of the names and the required number of Shares of each Deposit Security to be included in the current Fund Deposit (based on information at the end of the previous Business Day) for the Fund. Such Fund Deposit is applicable, subject to any adjustments as described below, in order to effect creations of Creation Units of the Fund until such time as the next-announced composition of the Deposit Securities is made available.

The identity and number of Shares of the Deposit Securities required for the Fund Deposit for the Fund changes as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser with a view to the investment objective of the Fund. In addition, the Trust reserves the right to permit or require the substitution of an amount of cash - i.e., a “cash in lieu” amount - to be added to the Cash Component to replace any Deposit Security that may not be available in sufficient quantity for delivery, that may not be eligible for transfer through the Clearing Process (discussed below) or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting.

In addition to the list of names and numbers of securities constituting the current Deposit Securities of the Fund Deposit, the Fund, through NSCC, also makes available on each Business Day the estimated Cash Component, effective through and including the previous Business Day, per outstanding Creation Unit of the Fund.

Procedures for Creation of Creation Units. To be eligible to place orders to create a Creation Unit of the Fund, an entity must be (i) a “Participating Party”, i.e., a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of NSCC (the “Clearing Process”) or a clearing agency that is registered with the SEC, or (ii) a DTC Participant (see “Book Entry Only System”) and, in each case, must have executed an agreement with the Trust, the Distributor and the Transfer Agent with respect to creations and redemptions of Creation Units (“Participant Agreement”). A Participating Party and DTC Participant are collectively referred to as an “Authorized Participant”. Investors should contact the Distributor for the names of Authorized Participants that have signed a Participant Agreement with the Fund. All Shares of the Fund, however created, will be entered on the records of DTC in the name of Cede & Co. for the account of a DTC Participant.

All orders to create Creation Units must be placed for one or more Creation Unit size aggregations of Shares (50,000 in the case of the Fund). All orders to create Creation Units, whether through the Clearing Process (through a Participating Party) or outside the Clearing Process (through a DTC Participant), must be received by the Distributor no later than the earlier of the close of the regular trading session on the Exchange (usually 4:00 p.m.) Eastern Time (“Closing Time”), in each case on the date such order is placed in order for the creation of Creation Units to be effected based on the NAV of Shares of the Fund as next determined on such date after receipt of the order in proper form. The date on which an order to create Creation Units (or an order to redeem Creation Units as discussed below) is placed is referred to as the “Transmittal Date”. Orders must be transmitted by an Authorized Participant by telephone or other transmission method acceptable to the Distributor pursuant to procedures set forth in the Participant Agreement (see “Placement of Creation Orders Using the Clearing Process” and “Placement of Creation Orders Outside the Clearing Process”). Severe economic or market disruptions or changes, or telephone or other communication failure, may impede the ability to reach the Distributor or an Authorized Participant.

Orders to create Creation Units of the Fund will be placed with an Authorized Participant in the form required by such Authorized Participant. In addition, an Authorized Participant may request the investor to make certain representations or enter into agreements with respect to the order, i.e., to provide for payments of cash, when required. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to create Creation Units of the Fund will need to be placed

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by the investor’s broker through an Authorized Participant that has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders for Creation Units through the Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date.

Orders for creation that are effected outside the Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process. Those persons placing orders outside the Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating the transfer of Deposit Securities and the Cash Component.

Placement of Creation Orders Using the Clearing Process. The Clearing Process is the process of creating or redeeming Creation Units through the Continuous Net Settlement System of NSCC. Fund Deposits made through the Clearing Process must be delivered through a Participating Party that has executed a Participant Agreement. The Participant Agreement authorizes the Distributor to transmit through the Transfer Agent to NSCC, on behalf of the Participating Party, such trade instructions as are necessary to effect the Participating Party’s creation order. Pursuant to such trade instructions to NSCC, the Participating Party agrees to deliver the requisite Deposit Securities and the Cash Component to the Trust, together with such additional information as may be required by the Distributor. An order to create Creation Units through the Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed.

Placement of Creation Orders Outside the Clearing Process. Fund Deposits made outside the Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement. A DTC Participant that wishes to place an order creating Creation Units to be effected outside the Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that the creation of Creation Units will instead be effected through a transfer of securities and cash directly through DTC. A Fund Deposit transfer must be ordered by the DTC Participant on the Transmittal Date in a timely fashion so as to ensure the delivery of the requisite number of Deposit Securities through DTC to the account of the Trust by no later than 11:00 a.m., Eastern Time, of the next Business Day immediately following the Transmittal Date. All questions as to the number of Deposit Securities to be delivered, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities, will be determined by the Trust, whose determination will be final and binding. Cash equal to the Cash Component must be transferred directly to the Trust through the Federal Reserve wire system in a timely manner so as to be received by the Trust no later than 2:00 p.m., Eastern Time, on the next Business Day immediately following such Transmittal Date. An order to create Creation Units outside the Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date, and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Trust does not receive both the requisite Deposit Securities and the Cash Component by 11:00 a.m. and 2:00 p.m., respectively, on the next Business Day immediately following the Transmittal Date, such order will be cancelled. Upon written notice to the Distributor, such cancelled order may be resubmitted the following Business Day using the Fund Deposit as newly constituted to reflect the then current NAV of the Fund. The delivery of Creation Units of the Fund so created will occur no later than the third Business Day following the day on which the purchase order is deemed received by the Distributor.

Creation Units may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below. In these circumstances, the initial deposit will have a value greater than the NAV of the Shares on the date the order is placed in proper form since, in addition to available Deposit Securities, cash must be deposited in an amount equal to the sum of (i) the Cash Component plus (ii) 115% of the market value of the undelivered Deposit Securities (the “Additional Cash Deposit”). The order will be deemed to be received on the Business Day on which the order is placed, provided that the order is placed in proper form prior to 3:00 p.m., Eastern Time, on such date and federal funds in the appropriate amount are deposited with the Trust by 11:00 a.m., Eastern Time, the following Business Day. If the order is not placed in proper form by 3:00 p.m., or federal funds in the appropriate amount are not received by 11:00 a.m. the next Business Day, then the order may be deemed to be rejected and the investor will be liable to the Trust for losses, if any, resulting therefrom. An additional amount of cash will be required to be deposited with the Trust, pending delivery of the missing Deposit Securities to the extent necessary to maintain the Additional Cash Deposit with the Trust in an amount at least equal to 115% of the daily mark-to-market value of the missing Deposit Securities. To the extent that missing Deposit Securities are not received by 1:00 p.m., Eastern Time, on the third Business Day following the day on which the purchase order is deemed received by the Distributor or in the event a mark-to-market payment is not made within one Business Day following notification by the Distributor that such a payment is required, the Trust may use the cash on deposit to purchase the missing Deposit Securities. Authorized Participants will be liable to the Trust for the costs incurred by the Trust in connection with any such purchases. These costs will be deemed to include the amount by which the actual purchase price of the Deposit Securities exceeds the market value of such Deposit Securities on the day the purchase order was deemed received by the Distributor plus the brokerage and related transaction costs associated with such purchases. The Trust will return any unused portion of the Additional Cash Deposit once all of

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the missing Deposit Securities have been properly received by the Trust or purchased by the Trust and deposited into the Trust. In addition, a transaction fee will be charged in all cases. The delivery of Creation Units of the Fund so created will occur no later than the third Business Day following the day on which the purchase order is deemed received by the Distributor.

Acceptance of Orders for Creation Units. The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of the Fund if (a) the order is not in proper form; (b) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (c) the Deposit Securities delivered are not as disseminated through the facilities of the Exchange for that date by the Trust, as described above; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of Beneficial Owners; or (g) as a result of circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process creation orders. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, facsimile or computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Adviser, the Distributor, DTC, NSCC or any other participant in the creation process; and similar extraordinary events. The Distributor will notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of the creator of a Creation Unit of its rejection of the order of such person. The Trust, the Transfer Agent and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor will any of them incur any liability for the failure to give any such notification.

All questions as to the number of shares of each security in the Deposit Securities and the validity, form, eligibility and acceptance for deposit of any securities to be delivered will be determined by the Trust, and the Trust’s determination will be final and binding.

Creation Transaction Fee. To compensate the Trust for transfer and other transaction costs involved in creation transactions through the Clearing Process, investors will be required to pay a minimum creation transaction fee, assessed per transaction, as follows:

Fund Name	Creation Transaction Fee
Virtus Enhanced DWA U.S. Equity ETF (Ticker: VED)	$500

The Trust, subject to approval by the Board, may adjust the fee from time to time based upon actual experience. Investors who use the services of a broker or other such intermediary in addition to an Authorized Participant to effect a creation of a Creation Unit may be charged a fee for such services.

REDEMPTION. Shares may be redeemed only in Creation Units at their NAV next determined after receipt of a redemption request in proper form by the Distributor and the Fund and only on a Business Day. The Trust will not redeem Shares in amounts less than Creation Units. Beneficial Owners must accumulate enough Shares in the secondary market to constitute a Creation Unit in order to have such Shares redeemed by the Trust. There can be no assurance, however, that there will be sufficient liquidity in the public trading market at any time to permit assembly of a Creation Unit. Investors should expect to incur brokerage and other costs in connection with assembling a sufficient number of Shares to constitute a redeemable Creation Unit.

With respect to the Fund, the Trust, through NSCC, makes available immediately prior to the opening of business on the Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the Deposit Securities that will be applicable (subject to possible amendment or correction) to redemption requests received in proper form (as defined below) on that day. Deposit Securities received on redemption may not be identical to Deposit Securities that are applicable to creations of Creation Units.

Unless cash redemptions are available or specified for the Fund, the redemption proceeds for a Creation Unit generally consist of Deposit Securities, as announced by the Trust on the Business Day of the request for redemption received in proper form, plus cash in an amount equal to the difference between the NAV of the Shares being redeemed, as next determined after a receipt of a request in proper form, and the value of the Deposit Securities (the “Cash Redemption Amount”), less a redemption transaction fee described below in the section entitled “Redemption Transaction Fee”. In the event that the Deposit Securities have a value greater than the NAV of the Shares, a compensating cash payment equal to the differential is required to be made by or through an Authorized Participant by the redeeming shareholder.

Placement of Redemption Orders Using Clearing Process. Orders to redeem Creation Units through the Clearing Process must be delivered through a Participating Party that has executed the Participant Agreement. An order to redeem Creation Units using the Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Trust not later than 3:00 p.m., Eastern Time, on such Transmittal Date; and (ii) all other procedures set forth in the Participant Agreement are properly followed; such order will be effected based on the NAV of the Fund as next determined. An order to redeem Creation Units using the Clearing Process

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made in proper form but received by the Fund after 3:00 p.m., Eastern Time, will be deemed received on the next Business Day immediately following the Transmittal Date and will be effected at the NAV next determined on such Business Day. The requisite Deposit Securities and the Cash Redemption Amount will be transferred by the third Business Day following the date on which such request for redemption is deemed received.

Placement of Redemption Orders Outside Clearing Process. Orders to redeem Creation Units outside the Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement. A DTC Participant that wishes to place an order for redemption of Creation Units to be effected outside the Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the Clearing Process and that redemption of Creation Units will instead be effected through transfer of Shares directly through DTC. An order to redeem Creation Units outside the Clearing Process is deemed received by the Trust on the Transmittal Date if (i) such order is received by the Trust not later than 3:00 p.m., Eastern Time, if transmitted by mail, or by 2:00 p.m. Eastern Time, if transmitted by other means, on such Transmittal Date; (ii) such order is accompanied or proceeded by the requisite number of Shares of the Fund and the Cash Redemption Amount specified in such order, which delivery must be made through DTC to the Trust not later than 11:00 a.m. and 2:00 p.m., respectively, Eastern Time, on the next Business Day following such Transmittal Date (the “DTC Cut-Off-Time”); and (iii) all other procedures set forth in the Participant Agreement are properly followed.

After the Trust has deemed an order for redemption outside the Clearing Process received, the Trust will initiate procedures to transfer the requisite Deposit Securities, which are expected to be delivered within three Business Days, and the Cash Redemption Amount to the Authorized Participant on behalf of the redeeming Beneficial Owner by the third Business Day following the Transmittal Date on which such redemption order is deemed received by the Trust. The Trust may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities that differs from the exact composition of the Deposit Securities but does not differ in NAV.

The calculation of the value of the Deposit Securities and the Cash Redemption Amount to be delivered upon redemption will be made by the Trust according to the procedures set forth under “Determination of Net Asset Value” computed on the Business Day on which a redemption order is deemed received by the Trust. Therefore, if a redemption order in proper form is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite number of Shares of the Fund are delivered to the Custodian prior to the DTC Cut-Off- Time, then the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be determined by the Trust on such Transmittal Date. If, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund are not delivered by the DTC Cut- Off-Time as described above on the next Business Day following the Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date. In such case, the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is deemed received by the Trust, i.e., the Business Day on which the Shares of the Fund are delivered through DTC to the Trust by the DTC Cut-Off-Time on such Business Day pursuant to a properly submitted redemption order.

If it is not possible to effect deliveries of the Deposit Securities, the Trust may in its discretion exercise its option to redeem such shares in cash, and the redeeming Beneficial Owner will be required to receive its redemption proceeds in cash. In addition, an investor may request a redemption in cash which the Fund may, in its sole discretion, permit. In either case, the investor will receive a cash payment equal to the NAV of its shares based on the NAV of shares of the Fund next determined after the redemption request is received in proper form (minus a redemption transaction fee and additional charge for requested cash redemptions specified above, to offset the Trust’s brokerage and other transaction costs associated with the disposition of Deposit Securities). The Fund may also, in its sole discretion, upon request of a shareholder, provide such redeemer a portfolio of securities which differs from the exact composition of the Deposit Securities but does not differ in NAV.

Redemptions of Shares for Deposit Securities will be subject to compliance with applicable federal and state securities laws, and the Trust (whether or not it otherwise permits cash redemptions) reserves the right to redeem Creation Units for cash to the extent that the Trust could not lawfully deliver specific Deposit Securities upon redemptions or could not do so without first registering the offering and sale of the Deposit Securities under such laws. An Authorized Participant or an investor for which it is acting that is subject to a legal restriction with respect to a particular security included in the Deposit Securities applicable to the redemption of a Creation Unit may be paid an equivalent amount of cash. The Authorized Participant may request the redeeming Beneficial Owner of the Shares to complete an order form or to enter into agreements with respect to such matters as compensating cash payment, beneficial ownership of Shares or delivery instructions.

The right of redemption may be suspended or the date of payment postponed with respect to the Fund (1) for any period during which the Exchange is closed (other than customary weekend and holiday closings); (2) for any period during which trading on the Exchange is suspended or restricted; (3) for any period during which an emergency exists as a result of which disposal of the Shares of the Fund

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or determination of the Shares’ NAV is not reasonably practicable; or (4) in such other circumstance as is permitted by the SEC.

Redemption Transaction Fee. To compensate the Trust for transfer and other transaction costs involved in redemption transactions through the Clearing Process, investors will be required to pay a minimum redemption transaction fee, assessed per transaction as follows:

Fund Name	Redemption Transaction Fee
Virtus Enhanced DWA U.S. Equity ETF (Ticker: VED)	$500

Where Shares are redeemed for cash, the redemption transaction fee will be deducted from such redemption proceeds. The Trust, subject to approval by the Board, may adjust the fee from time to time based upon actual experience. Investors who use the services of a broker or other such intermediary in addition to an Authorized Participant to effect a redemption of a Creation Unit may be charged a fee for such services.

SECURITIES SETTLEMENTS FOR CREATIONS AND REDEMPTIONS

The Trust generally intends to effect deliveries of Creation Units and Deposit Securities on a basis of “T” plus three business days. The Trust may effect deliveries of Creation Units and Deposit Securities on a basis other than T plus three in order to accommodate holiday schedules, to account for treatment by U.S. markets of dividend record dates and ex-dividend dates, or under certain other circumstances. In addition to holidays, other unforeseeable closings in a market due to emergencies may also prevent the Trust from delivering securities within the normal settlement period. In the event that a delay in a redemption settlement cycle will extend to more than 12 calendar days, the Trust will effect a cash-in-lieu redemption to the extent necessary.

The proclamation of new holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays, or changes in securities delivery practices, could affect the information set forth herein at some time in the future and longer (worse) redemption periods are possible.

CONTINUOUS OFFERING

The method by which Creation Units are created and traded may raise certain issues under applicable securities laws. Because new Creation Units are issued and sold by the Trust on an ongoing basis, at any point a “distribution,” as such term is used in the Securities Act, may occur. Broker- dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker- dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a categorization as an underwriter.

Broker-dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(a)(3) of the Securities Act. This is because the prospectus delivery exemption in Section 4(a)(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. As a result, broker-dealer firms should note that dealers who are not underwriters but are participating in a distribution (as contrasted with ordinary secondary market transactions) and thus dealing with the Shares that are part of an over-allotment within the meaning of Section 4(a)(3)(A) of the Securities Act would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the Securities Act. Firms that incur a prospectus delivery obligation with respect to Shares are reminded that, under Rule 153 of the Securities Act, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to an exchange member in connection with a sale on the Exchange is satisfied by the fact that the prospectus is available at the Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on a national securities exchange.

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DETERMINATION OF NET ASSET VALUE

The following information supplements and should be read in conjunction with the section in the Prospectus entitled “Investing in the Fund – Determination of Net Asset Value”.

The NAV per Share for the Fund is computed by dividing the value of the net assets of the Fund (i.e., the value of its total assets less total liabilities) by the total number of Shares outstanding, rounded to the nearest cent. Expenses and fees, including, without limitation, the management fee and the sub-advisory fee, are accrued daily and taken into account for purposes of determining NAV. The NAV of the Fund is determined as of the close of the regular trading session on the Exchange (ordinarily 4:00 p.m., Eastern time) on each day that the Exchange is open. Any assets or liabilities denominated in currencies other than the U.S. dollar are converted into U.S. dollars at the current market rates on the date of valuation as quoted by one or more sources.

The pricing and valuation of portfolio securities is determined in good faith in accordance with procedures approved by, and under the direction of, the Board. In determining the value of the Fund’s assets, equity securities are generally valued at market using quotations from the primary market in which they are traded. Debt securities (other than short-term investments) are valued on the basis of broker quotes or valuations provided by a pricing service, which in determining value utilizes information regarding recent sales, market transactions in comparable securities, quotations from dealers, and various relationships between securities. Other assets, such as accrued interest, accrued dividends and cash are also included in determining the NAV. The Fund normally uses third party pricing services to obtain portfolio security prices.

Securities and assets for which market quotations are not readily available or which cannot be accurately valued using the Fund’s normal pricing procedures are valued by the Trust’s Fair Value Pricing Committee at fair value as determined in good faith under policies approved by the Board. The Trust may use fair value pricing in a variety of circumstances, including but not limited to, situations when the value of the Fund’s portfolio security has been materially affected by events occurring after the close of the market on which such security is principally traded (such as a corporate action or other news that may materially affect the price of such security) or trading in such security has been suspended or halted. In addition, the Trust may fair value foreign equity portfolio securities each day the Trust calculates the Fund’s NAV. Accordingly, the Fund’s NAV may reflect certain portfolio securities’ fair values rather than their market prices. Fair value pricing involves subjective judgments, and it is possible that a fair value determination for a portfolio security will be materially different than the value that could be realized upon the sale of such security. With respect to securities that are primarily listed on foreign exchanges, the value of the Fund’s portfolio securities may change on days when you will not be able to purchase or sell your Shares.

DIVIDENDS AND DISTRIBUTIONS

GENERAL POLICIES. Dividends from net investment income are declared and paid at least annually by the Fund. Distributions of net realized capital gains, if any, generally are declared and paid once a year, but the Trust may make distributions on a more frequent basis for the Fund to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. In addition, the Trust may distribute at least annually amounts representing the full dividend yield on the underlying portfolio securities of the Fund, net of expenses of the Fund, as if the Fund owned such underlying portfolio securities for the entire dividend period in which case some portion of each distribution may result in a return of capital for tax purposes for certain shareholders.

Dividends and other distributions on Shares are distributed, as described below, on a pro rata basis to Beneficial Owners of such Shares. Dividend payments are made through DTC Participants and Indirect Participants to Beneficial Owners then of record with proceeds received from the Trust. The Trust makes additional distributions to the minimum extent necessary (i) to distribute the entire annual taxable income of the Trust, plus any net capital gains and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. Management of the Trust reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Fund as a “regulated investment company” (a “RIC”) or to avoid imposition of income or excise taxes on undistributed income.

DIVIDEND REINVESTMENT SERVICE. No reinvestment service is provided by the Trust. Broker-dealers may make available the DTC book-entry Dividend Reinvestment Service for use by Beneficial Owners of Shares through DTC Participants for reinvestment of their dividend distributions. If this service is used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole Shares of the Fund. Beneficial Owners should contact their broker to determine the availability and costs of the service and the details of participation therein. Brokers may require Beneficial Owners to adhere to specific procedures and timetables.

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TAXATION

Set forth below is a discussion of certain U.S. federal income tax considerations affecting the Fund and the purchase, ownership and disposition of Shares. It is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, judicial authorities, and administrative rulings and practices as in effect as of the date of this SAI, all of which are subject to change, including the following information which also supplements and should be read in conjunction with the sections in the Prospectus entitled “Distributions” and “Federal Income Taxes”.

The following is a summary of the material U.S. federal income tax considerations applicable to an investment in Fund Shares. The summary is based on the laws in effect on the date of this SAI and existing judicial and administrative interpretations thereof, all of which are subject to change, possibly with retroactive effect. In addition, this summary assumes that the Fund shareholder holds Fund Shares as capital assets within the meaning of the Code, and does not hold Fund Shares in connection with a trade or business. This summary does not address all potential U.S. federal income tax considerations possibly applicable to an investment in Fund Shares, to Fund shareholders holding Fund Shares through a partnership (or other pass-through entity) or to Fund shareholders subject to special tax rules. Prospective Fund shareholders are urged to consult their own tax advisers with respect to the specific federal, state, local and foreign tax consequences of investing in Fund Shares.

The Fund has not requested and will not request an advance ruling from the Internal Revenue Service (the “IRS”) as to the federal income tax matters described below. The IRS could adopt positions contrary to those discussed below and such positions could be sustained. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

TAX TREATMENT OF THE FUND. The Fund, as well as any future series of the Trust, is treated as a separate corporate entity under the Code, and intends to qualify and remain qualified as a regulated investment company under Subchapter M of the Code. In order to so qualify, the Fund must elect to be a regulated investment company or have made such an election for a previous year and must satisfy certain requirements relating to the amount of distributions and source of its income for a taxable year. At least 90% of the gross income of the Fund must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stocks, securities or foreign currencies, and other income derived with respect to the Fund’s business of investing in such stock, securities or currencies. Any income derived by the Fund from a partnership or trust is treated as derived with respect to the Fund’s business of investing in stock, securities or currencies only to the extent that such income is attributable to items of income that would have been qualifying income if realized by the series in the same manner as by the partnership or trust.

The Fund will not qualify as a regulated investment company for any taxable year unless it satisfies certain requirements with respect to the diversification of its investments at the close of each quarter of the taxable year. In general, at least 50% of the value of the Fund’s total assets must be represented by cash, cash items, government securities, securities of other regulated investment companies and other securities which, with respect to any one issuer, do not represent more than 5% of the total assets of the Fund nor more than 10% of the outstanding voting securities of such issuer. In addition, not more than 25% of the value of the Fund’s total assets may be invested in the securities (other than government securities or the securities of other regulated investment companies) of any one issuer. The Fund intends to satisfy all requirements on an ongoing basis for continued qualification as a regulated investment company.

There is a remedy for failure of the Subchapter M asset diversification test, if the failure was due to reasonable cause and not willful neglect, subject to certain divestiture and procedural requirements and the payment of a tax. There is also a de minimis exception to a potential failure of the Subchapter M asset diversification test, which would require corrective action but no tax. In addition, a remedy of a failure of the source-of-income requirement exists, if the failure was due to reasonable cause and not willful neglect, subject to certain procedural requirements and the payment of a tax.

A 4% nondeductible excise tax is imposed on regulated investment companies that fail to currently distribute an amount equal to specified percentages of their ordinary taxable income and capital gains net income (excess of realized capital gains over realized capital losses). The Fund intends to make sufficient distributions or deemed distributions of its ordinary taxable income and any capital gains net income prior to the end of each calendar year to avoid liability for this excise tax.

The Fund will be required in certain cases to withhold and remit to the U.S. Treasury a percentage (28% for 2013) of taxable dividends or gross proceeds realized upon a sale to shareholders who: (i) have failed to provide a correct tax identification number in the manner required, (ii) are subject to withholding by the Internal Revenue Service for failure to properly include on their return payments of taxable interest or dividends, (iii) have failed to certify to the Fund that they are not subject to backup withholding when required to do so, or (iv) are “exempt recipients”.

Depending upon the extent of the Fund’s activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities. In addition, in those states and localities that have income tax laws, the treatment of the Fund and its

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shareholders under such laws may differ from their treatment under federal income tax laws.

Dividends paid by the Fund to non-U.S. shareholders may be subject to U.S. withholding tax at the rate of 30% unless reduced by treaty (and the shareholder files a valid Internal Revenue Service Form W-8BEN, or other applicable form, with the Fund certifying foreign status and treaty eligibility) or the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI, or other applicable form, with the Fund certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such non-U.S. shareholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. shareholder). The Fund may elect not to withhold the applicable withholding tax on any distribution representing a capital gains dividend to a non-U.S. shareholder.

The Fund will send shareholders information each year on the tax status of dividends and distributions. A dividend or capital gains distribution paid shortly after shares have been purchased, although in effect a return of investment, is subject to federal income taxation. Dividends from net investment income and distributions of capital gains will be taxable to shareholders, whether received in cash or reinvested in Fund shares and no matter how long the shareholder has held Fund shares, even if they reduce the net asset value of shares below the shareholder’s cost and thus, in effect, result in a return of a part of the shareholder’s investment.

TAX TREATMENT OF FUND SHAREHOLDERS. The following information is meant as a general summary for U.S. taxpayers. Shareholders should rely on their own tax advisors for advice about the particular federal, state, and local tax consequences of investing in the Fund. Although the Fund will not be taxed on amounts it distributes, shareholders will generally be taxed on distributions paid by the Fund.

Distributions attributable to net investment income and short-term capital gains are generally taxed as ordinary income, although certain income dividends may be taxed to non-corporate shareholders at long-term capital gains rates. Distributions of long-term capital gains are generally taxed as long-term capital gains, regardless of how long a shareholder has held Fund shares. Distributions may be subject to state and local taxes, as well as federal taxes.

Distributions resulting from the sale of foreign currencies and foreign securities by the Fund, to the extent of foreign exchange gains, are generally taxed as ordinary income or loss. If the Fund pays non-refundable taxes to foreign governments during the year, these taxes will reduce the Fund’s net investment income but still may be included in your taxable income. However, you may be able to claim an offsetting tax credit or itemized deduction on your return for your portion of foreign taxes paid by the Fund.

In general, a shareholder who sells or redeems Fund shares will realize a capital gain or loss, which will be long-term or short-term, depending upon the shareholder’s holding period for the Fund shares. An exchange of shares is treated as a sale and any gain may be subject to tax.

Registered investment companies must report cost basis information to the IRS on Form 1099-B for any sale of fund shares acquired after January 1, 2012 (“Covered Shares”). Registered investment companies must select a default cost basis calculation method and apply that method to the sale of Covered Shares unless an alternate IRS approved method is specifically elected in writing by the shareholder. Average Cost, which is the investment company industry standard, has been selected as the Fund’s default cost basis calculation method. If a shareholder determines that an IRS approved cost basis calculation method other than the Fund’s default method of Average Cost is more appropriate, he must contact the Fund at the time of or in advance of the sale of Covered Shares that are to be subject to that alternate election. IRS regulations do not permit the change of a cost basis election on previously executed trades. All Covered Shares purchased in non -retirement accounts are subject to the new cost basis reporting legislation.

As with all investment companies, the Fund may be required to withhold U.S. federal income tax (presently at the rate of 28%) for all distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability.

Shareholders should consult with their own tax advisors to ensure that distributions and sale of the Fund shares are treated appropriately on their income tax returns.

Under current tax law, qualifying corporate dividends are taxable at long-term capital gains tax rates. The long-term capital gains rate for individual taxpayers is currently at a maximum rate of 20%, with lower rates potentially applicable to taxpayers depending on their income levels. For 2016, individual taxpayers with taxable incomes above $415,050 ($466,950 for married taxpayers filing jointly and $441,000 for heads of households) are subject to a 20% rate of tax on long-term capital gains and qualified dividends. Taxpayers that are not in the highest tax bracket and are subject to the 25% (or greater) tax bracket on their ordinary income and whose taxable income is less than the above-mentioned thresholds will continue to be subject to a maximum 15% rate of tax on long-term capital

28

gains and qualified dividends. For taxpayers whose ordinary income is generally taxed at less than the 25% rate, the long-term capital gains rate and rate on qualified dividends will be 0%. These rates may change over time.

All or a portion of the dividends paid by the Fund may be taxable at the reduced long-term capital gains tax rate for individual shareholders. If the Fund designates a dividend as qualified dividend income, it generally will be taxable to individual shareholders at the long-term capital gains tax rate, provided certain holding period requirements are met.

Taxable dividends paid by the Fund to corporate shareholders will be taxed at corporate income tax rates. Corporate shareholders may be entitled to a dividends received deduction (“DRD”) for a portion of the dividends paid and designated by the Fund as qualifying for the DRD.

If the Fund designates a dividend as a capital gains distribution, it generally will be taxable to shareholders as long-term capital gains, regardless of how long the shareholders have held their Fund shares or whether the dividend was received in cash or reinvested in additional shares. All taxable dividends paid by the Fund other than those designated as qualified dividend income or capital gains distributions will be taxable as ordinary income to shareholders, whether received in cash or reinvested in additional shares. To the extent the Fund engages in increased portfolio turnover, short-term capital gains may be realized, and any distribution resulting from such gains will be considered ordinary income for federal tax purposes.

Certain individuals, estates and trusts must pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and proceeds of sale in respect of securities like the shares, subject to certain exceptions. Prospective investors should consult with their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the shares.

Shareholders who hold Fund shares in a tax-deferred account, such as a retirement plan, generally will not have to pay tax on Fund distributions until they receive distributions from their account.

The Fund will designate: (i) any dividend of qualified dividend income as qualified dividend income; (ii) any tax-exempt dividend as an exempt- interest dividend; (iii) any distribution of long-term capital gains as a capital gains dividend; and (iv) any dividend eligible for the corporate dividends received deduction as such in a written notice provided to shareholders after the close of the Fund’s taxable year. Shareholders should note that, upon the sale or exchange of Fund shares, if the shareholder has not held such shares for at least six months, any loss on the sale or exchange of those shares will be treated as a long-term capital loss to the extent of the capital gains dividends received with respect to the shares.

If the Fund declares a dividend in October, November, or December, but pays it in January, it will be taxable to shareholders as if the dividend was received in the year it was declared. Every year, each shareholder will receive a statement detailing the tax status of any Fund distributions for that year.

If for any taxable year the Fund does not qualify for the special federal income tax treatment afforded regulated investment companies, all of its taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to its shareholders). In such event, dividend distributions (whether or not derived from interest on tax-exempt securities) would be taxable as qualified dividends to individual shareholders in taxable years beginning after December 31, 2002, to the extent of the Fund’s current and accumulated earnings and profits, and would be eligible for the DRD for corporations, provided in each case that certain holding period and other requirements are met.

The Fund’s net realized capital gains from securities transactions will be distributed only after reducing such gains by the amount of any available capital loss carryforwards. Capital losses may be utilized indefinitely to offset net realized capital gains, if any, prior to distributing such gains to shareholders.

Under sections 1471 through 1474 to the Code, also known as the “Foreign Account Tax Compliance Act of 2009” or “FATCA”, foreign financial institutions (which include hedge funds, private equity funds, registered investment companies, securitization vehicles and any other investment vehicles regardless of their size) and other foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or confront a new withholding tax on U.S. source payments made to them. A foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will be subject to a new 30% withholding tax with respect to any “withholdable payments” made after December 31, 2012, other than such payments that are made on “obligations” that were outstanding on March 18, 2012. For this purpose, withholdable payments are U.S. source payments otherwise subject to nonresident withholding tax and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The new FATCA withholding tax will apply regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). Treasury is authorized to provide rules for implementing the FATCA withholding regime with the existing nonresident withholding tax rules.

29

The FATCA provisions also impose new information reporting requirements and increase related penalties for U.S. persons.

FATCA withholding will not apply to withholdable payments made directly to foreign governments, international organizations, foreign central banks or issue and individuals. Treasury is authorized to provide additional exceptions to the application of the FATCA provisions. Prospective investors should consult with their own tax advisors regarding these new provisions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on Fund distributions, and sales of Fund Shares. Consult your personal tax advisor about the potential tax consequences of an investment in Fund Shares under all applicable tax laws.

OTHER INFORMATION

Shareholder inquiries may be made by writing to the Trust, c/o Virtus ETF Advisers LLC, 1540 Broadway, Suite 1600, New York, NY 10036.

FINANCIAL STATEMENTS

The Fund is newly organized and therefore has not yet had any operations as of the date of this SAI.

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APPENDIX A

TRUST PROXY VOTING POLICY AND PROCEDURES

1.        Purpose; Delegation. The purpose of this memorandum is to describe the policies and procedures for voting proxies received from issuers whose securities are held by each series (individually, a “Fund” and collectively, the “Funds”) of Virtus ETF Trust II (the “Trust”). The board of Trustees of the Trust (the “Board”) believes that while typically each Fund’s Sub-Adviser is in the best position to make individual voting decisions for such Fund, there may also be times when the Board determines that the Adviser or another person or group of persons is in the best position to make such voting decisions (such person or group of persons, the “Proxy Voting Manager”). Therefore, subject to the oversight of the Board, each Fund’s Proxy Voting Manager is hereby delegated the duty to make proxy voting decisions for such Fund, and to implement and undertake such other duties as set forth in, and consistent with, these Policies and Procedures.

2.	Definitions

(a)         Proxy. A proxy permits a shareholder to vote without being present at annual or special meetings. A proxy is the form whereby a person who is eligible to vote on corporate matters transmits written instructions for voting or transfers the right to vote to another person in place of the eligible voter. Proxies are generally solicited by management, but may be solicited by dissident shareholders opposed to management’s policies or strategies.

(b)         Proxy Voting Manager. Proxy Voting Manager, as used herein, refers to the individual, individuals or committee of individuals appointed by the Board as being responsible for supervising and implementing these Policies and Procedures with respect to a particular Fund.

3.        Policy for Voting Proxies Related to Exchange Traded Funds and other Investment Companies. Pursuant to Section 12(d)(1)(E)(iii) of the Investment Company Act of 1940, all proxies from exchange traded funds (“ETFs”) or other investment companies voted by a Fund, registered in the name of the Fund, will have the following voting instructions typed on the proxy form: “Vote these shares in the same proportion as the vote of all other holders of such shares. The beneficial owner of these shares is a registered investment company.”

4.	Policy for Voting Proxies Related to Other Portfolio Securities.

(a)         Fiduciary Considerations. Proxies with respect to securities other than ETFs or other investment companies are voted solely in the interests of the shareholders of the Trust. Any conflict of interest must be resolved in the way that will most benefit the shareholders.

(b)         Management Recommendations. Since the quality and depth of management is a primary factor considered when investing in a company, the recommendation of management on any issue should be given substantial weight. The vote with respect to most issues presented in proxy statements should be cast in accordance with the position of the company’s management, unless it is determined that supporting management’s position would adversely affect the investment merits of owning the stock. However, each issue should be considered on its own merits, and the position of the company’s management should not be supported in any situation where it is found not to be in the best interests of the Fund’s shareholders.

5.        Conflicts of Interest. The Trust recognizes that under certain circumstances a Proxy Voting Manager may have a conflict of interest in voting proxies on behalf of a Fund. Such circumstances may include, but are not limited to, situations where a Proxy Voting Manager or one or more of its affiliates, including officers, directors or employees, has or is seeking a client relationship with the issuer of the security that is the subject of the proxy vote. The Proxy Voting Manager shall periodically inform its employees that they are under an obligation to be aware of the potential for conflicts of interest on the part of the Proxy Voting Manager with respect to voting proxies on behalf of a Fund, both as a result of the employee’s personal relationships and due to circumstances that may arise during the conduct of the Proxy Voting Manager’s business, and to bring any conflict of interest of which they become aware to the attention of the proxy manager. With respect to securities other than ETFs or other investment companies, the Proxy Voting Manager shall not vote proxies relating to such issuers on behalf of a Fund until it has determined that the conflict of interest is not material or a method of resolving such conflict of interest has been determined in the manner described below. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Proxy Voting Manager’s decision-making in voting a proxy. Materiality determinations will be based upon an assessment of the particular facts and circumstances. If the proxy manager determines that a conflict of interest is not material, the Proxy Voting Manager may vote proxies notwithstanding the existence of a conflict. If the conflict of interest is determined to be material, either (i) the conflict shall be disclosed to the Board and the Proxy Voting Manager shall follow the instructions of the Board or (ii) the Proxy Voting Manager shall

A-1

vote the issue in question based upon the recommendation of an independent third party under a contractual arrangement approved by the Board. The proxy manager shall keep a record of all materiality decisions and report them to the Board on an annual basis.

Manager’s decision-making in voting a proxy. Materiality determinations will be based upon an assessment of the particular facts and circumstances. If the proxy manager determines that a conflict of interest is not material, the Proxy Voting Manager may vote proxies notwithstanding the existence of a conflict. If the conflict of interest is determined to be material, either (i) the conflict shall be disclosed to the Board and the Proxy Voting Manager shall follow the instructions of the Board or (ii) the Proxy Voting Manager shall vote the issue in question based upon the recommendation of an independent third party under a contractual arrangement approved by the Board. The proxy manager shall keep a record of all materiality decisions and report them to the Board on an annual basis.

6.        Routine Proposals. Proxies for routine proposals (such as election of directors, selection of independent public accountants, stock splits and increases in capital stock) with respect to securities other than ETFs or other investment companies should generally be voted in favor of management.

7.        Non-Routine Proposals. Votes on non-routine matters and votes against a management’s recommendations with respect to securities other than ETFs or other investment companies are voted as determined by the Proxy Voting Manager to be in the best interests of the Fund’s shareholders.

8.        Proxy Voting Procedures. Proxy voting will be conducted in compliance with the policies and practices described herein and is subject to the Proxy Voting Manager’s supervision. A reasonable effort should be made to obtain proxy material and to vote in a timely fashion. Each Proxy Voting Manager shall maintain records regarding the voting of proxies under these Policies and Procedures.

9.        Form N-PX. A record of each proxy vote will be entered on Form N-PX. A copy of each Form N-PX will be signed by the President of the Trust. The Form is to be filed by August 31 each year. Each reporting period covered by the Form N-PX runs from July 1 to June 30. The Trust will disclose in its annual and semi-annual reports to shareholders and in its registration statement (in the SAI) filed with the SEC on or after August 31 that each Fund’s proxy voting record for the most recent twelve-month period ended June 30 is available without charge upon request at (888) 383-0553 (collect) and is also available on the SEC’s Website at www.sec.gov.

10.          Proxy Voting Managers’ Voting Procedures. The Trust acknowledges that certain of the Proxy Voting Managers to the various Funds have adopted voting policies and procedures for their clients that have been delivered to the Trust. To the extent that a proxy Voting Manager has not adopted such policies and procedures, it shall adopt the policies and procedures provided herein as its own and shall otherwise vote all proxies in what it believes is the best interests of the Fund’s shareholders. To the extent that a Proxy Voting Manager’s policies and procedures are consistent with these Policies and Procedures, the Proxy Voting Manager may implement them with respect to voting proxies on behalf of each Fund managed by such Proxy Voting Manager. However, the provisions of paragraph 5 of these Policies and Procedures relating to conflicts of interest shall supersede any comparable provisions of any Proxy Voting Manager’s policies and procedures.

A-2

PART C OTHER INFORMATION

Virtus ETF Trust II

Item 28. Exhibits

(a)	(1)	Certificate of Trust of Virtus ETF Trust II dated July 14, 2015, incorporated by reference to Registrant’s Registration Statement on Form N-1A, filed August 26, 2015
	(2)	Declaration of Trust of Virtus ETF Trust II dated July 14, 2015, filed herewith
(b)		Bylaws of Virtus ETF Trust II, incorporated by reference to Registrant’s Registration Statement on Form N-1A, filed August 26, 2015
(c)		Instruments Defining Rights of Security Holders – See relevant portions of Certificate of Trust, Declaration of Trust and Bylaws
(d)	(1)	Investment Advisory Agreement between Virtus ETF Trust II and Virtus ETF Advisers LLC (“Advisory Agreement”), incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(2)	Sub-Advisory Agreement among Virtus ETF Trust II, Virtus ETF Advisers LLC and Newfleet Asset Management, LLC, on behalf of Virtus Newfleet Dynamic Credit ETF, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(3)	First Amendment to Advisory Agreement on behalf of Virtus Enhanced DWA U.S. Equity ETF, filed herewith
(e)	(1)	Distribution Agreement between Virtus ETF Trust II and ETF Distributors LLC (“Distribution Agreement”), incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(2)	First Amendment to Distribution Agreement on behalf of Virtus Enhanced DWA U.S. Equity ETF, filed herewith
(f)	Not Applicable
(g)	(1)	Custody Agreement between Virtus ETF Trust II and The Bank of New York Mellon (“Custody Agreement”), incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
(h)	(1)	Fund Administration and Accounting Agreement between Virtus ETF Trust II and The Bank of New York Mellon (“FA Agreement”), incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(2)	Transfer Agency and Service Agreement between Virtus ETF Trust II and The Bank of New York Mellon (“TA Agreement”), incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(3)	Form of Authorized Participant Agreement between ETF Distributors LLC, The Bank of New York Mellon and Authorized Participants, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(4)	Administration Services Agreement between Virtus ETF Trust II and Virtus ETF Solutions LLC (“Administration Agreement”), incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
	(5)	First Amendment to Administration Agreement on behalf of Virtus Enhanced DWA U.S. Equity ETF, filed herewith
	(6)	Expense Limitation Agreement between Virtus ETF Trust II, on behalf of Virtus Newfleet Dynamic Credit ETF, and Virtus ETF Advisers LLC, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016

1

(1)	Legal Opinion of Kilpatrick Townsend & Stockton LLP on behalf of Virtus Newfleet Dynamic Credit ETF, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
(2)	Legal Opinion of Kilpatrick Townsend & Stockton LLP on behalf of Virtus Enhanced DWA U.S. Equity ETF, filed herewith

(i)	Not applicable
(j)	Not applicable
(k)	Form of Initial Share Purchase Agreement, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
(l)	Distribution and Service Plan for Virtus ETF Trust II, filed herewith
(m)	Not applicable
(n)	Reserved
(1)	Code of Ethics of Virtus ETF Trust II, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016
(2)	Code of Ethics of ETF Distributors LLC, Newfleet Asset Management, Euclid Advisors LLC and Virtus ETF Advisers LLC, incorporated by reference to Registrant’s Pre-Effective Amendment No. 2, filed February 19, 2016
(o)	Powers of Attorney, incorporated by reference to Registrant’s Pre-Effective Amendment No. 1, filed February 19, 2016

Item 29. Persons Controlled By or Under Common Control with Registrant

No person is controlled by or under common control with the Registrant.

Item 30. Indemnification

Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any Trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust.

Reference is made to Article IX of the Registrant’s Agreement and Declaration of Trust, which is incorporated by reference herein. The general effect of the indemnification available to an officer or Trustee may be to reduce the circumstances under which the officer or Trustee is required to bear the economic burden of liabilities and expenses related to actions taken by the individual in his or her capacity as an officer or Trustee.

The Registrant (sometimes referred to as the “Trust”) is organized as a Delaware statutory trust and is operated pursuant to a Declaration of Trust that permits the Registrant to indemnify every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, Trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (each, a “Covered Person”). Each Covered Person is indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director, Trustee, officer, employee or agent and against amounts paid or incurred by him in settlement thereof. This indemnification is subject to the following conditions:

No indemnification is provided to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

2

The rights of indemnification under the Declaration of Trust may be insured against by policies maintained by the Trust; are severable; will not affect any other rights to which any Covered Person is entitled; will continue as to a person who has ceased to be a Covered Person; and will inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained in the Declaration of Trust will affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification shall be advanced by the Trust or the applicable Series prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he or she is not entitled to indemnification.

To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such Trustees, officers or controlling persons in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Item 31. Business and Other Connections of the Investment Adviser and Sub-Advisers

The description of the Adviser is found under the captions “Management of the Fund - Investment Adviser” in the Prospectus and under the captions “Management Services - Adviser” in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement, which are incorporated by reference herein. The Adviser may provide investment advisory services to other persons or entities other than the Registrant.

The information as to the directors and officers of Virtus ETF Advisers LLC set forth in the Virtus ETF Advisers LLC’s Form ADV filed with the SEC (Reference No. 801-78585) and amended through the date hereof, is incorporated herein by reference.

The information as to the directors and officers of Newfleet Asset Management, LLC set forth in Newfleet Asset Management, LLC’s Form ADV filed with the SEC (Reference No. 801-51559), and amended through the date hereof, is incorporated herein by reference.

Item 32. Principal Underwriters

(a)         ETF Distributors LLC (the “Distributor”) acts as the distributor for the Registrant and each series of ETFis Series Trust I.

3

(b)        The directors and officers of the Distributor are as follows:

Name*	Positions with the Distributor	Positions with Trust
William J. Smalley	Managing Principal	President, Chief Executive Officer, Secretary
David Martin	Chief Compliance Officer	n/a
David Hanley	Financial Operations Principal	n/a

* The principal business address for each of the above directors and executive officers is: 1540 Broadway, Suite 1600, New York, NY 10036.

(c)         During the Registrant’s most recent fiscal year, the Distributor did not receive any net underwriting discounts or commissions, compensation on redemptions and repurchases, brokerage commissions or other compensation.

Item 33. Location of Accounts and Records

All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained at the following locations:

Virtus ETF Advisers LLC

1540 Broadway

New York, NY 10036

The Bank of New York Mellon

One Wall Street

New York, NY 10286

ETF Distributors LLC

1540 Broadway

New York, NY 10036

Newfleet Asset Management, LLC

100 Pearl Street

Hartford, Connecticut 06103

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York on the 3rd day of June, 2016.

VIRTUS ETF TRUST II

(Registrant)

By: /s/ William J. Smalley

William J. Smalley, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person(s) in the capacities and on the date(s) indicated.

Name		Title	Date

/s/	William J. Smalley	Trustee, President	June 3, 2016
	William J. Smalley	(Principal Executive Officer)

/s/	Brinton Frith	Treasurer	June 3, 2016
	Brinton Frith	(Principal Financial Officer)

/s/	Stephen G. O’Grady*	Trustee	June 3, 2016
Stephen G. O’Grady

/s/	James Simpson*	Trustee	June 3, 2016
James Simpson

/s/	Robert S. Tull*	Trustee	June 3, 2016
Robert S. Tull

/s/	Myles J. Edwards*	Trustee	June 3, 2016
Myles J. Edwards

* By:	/s/ William J. Smalley		June 3, 2016
William J. Smalley, Attorney-in-fact

Exhibit Index

(a)	(2)	Declaration of Trust of Virtus ETF Trust II dated July 14, 2015
(d)	(3)	First Amendment to Investment Advisory Agreement between Virtus ETF Trust II and Virtus ETF Advisers LLC
(e)	(2)	First Amendment to Distribution Agreement on behalf of Virtus Enhanced DWA U.S. Equity ETF
(h)	(5)	First Amendment to Administration Agreement on behalf of Virtus Enhanced DWA U.S. Equity ETF
(i)	(2)	Legal Opinion of Kilpatrick Townsend & Stockton LLP on behalf of Virtus Enhanced DWA U.S. Equity ETF
(m)		Distribution and Service Plan for Virtus ETF Trust II

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Exhibit (a)(2)

VIRTUS ETF TRUST II

A GREEMENT AND DECLARATION OF TRUST

D ATED AS OF JULY 14, 2015

ARTICLE I NAME AND DEFINITIONS		1
1.1	Name	1
1.2	Definitions	1
ARTICLE II NATURE AND PURPOSE OF TRUST		3
ARTICLE III REGISTERED AGENT AND REGISTERED OFFICE		3
ARTICLE IV BENEFICIAL INTERESTS; SHAREHOLDERS		3
4.1	Shares of Beneficial Interest	3
4.2	Issuance of Shares	4
4.3	Rights of Shareholders	4
4.4	Ownership and Transfer of Shares; Small Accounts	5
4.5	Voting by Shareholders	6
4.6	Meetings	6
4.7	Quorum and Action	6
4.8	Action by Written Consent in Lieu of Meeting of Shareholders	7
4.9	Series and Classes of Shares	7
4.10	Disclosure of Shareholder Holdings	9
4.11	Access to Trust Records	10
4.12	Communications with Shareholders	10
ARTICLE V THE TRUSTEES		10
5.1	Management of the Trust	10
5.2	Qualification and Number	10
5.3	Term and Election	10
5.4	Resignation, Retirement and Removal	10
5.5	Vacancies	11
ARTICLE VI POWERS OF TRUSTEES		11
6.1	General Powers	11
6.2	Certain Specific Powers	11
6.3	Issuance and Repurchase of Shares	14
6.4	Delegation; Committees	14
6.5	Collection and Payment	15
6.6	Expenses	15
6.7	Manner of Acting	15

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TABLE OF CONTENTS (Cont.)

6.8	Bylaws	15
6.9	Principal Transactions	15
6.10	Effect of Trustees’ Determination	15
ARTICLE VII SERVICE PROVIDERS		15
7.1	Investment Adviser and Administrator	15
7.2	Underwriter; Transfer Agent; Shareholder Servicing Agent; Custodian	16
7.3	Parties to Contract	16
7.4	Further Authority of Trustees	16
ARTICLE VIII DISTRIBUTIONS; REDEMPTIONS; DETERMINATION OF NET ASSET VALUE		17
8.1	Distributions	17
8.2	Redemption of Shares	17
8.3	Redemption Price	17
8.4	Payment	17
8.5	Redemption of Shareholder’s Interest By Action of Trust	17
8.6	Suspension of Right of Redemption	18
8.7	Determination of Net Asset Value; Valuation of Portfolio Assets	18
8.8	Constant Net Asset Value	18
8.9	Reserves	19
8.10	Determination by Trustees	19
ARTICLE IX LIMITATION OF LIABILITY AND INDEMNIFICATION		19
9.1	No Personal Liability of and Indemnification of Shareholders	19
9.2	Limitation of Liability of Trustees and Others	19
9.3	Experts; No Bond or Surety	20
9.4	Liability of Third Persons Dealing with the Trust or Trustees	21
9.5	Indemnification and Advancement of Expenses	21
9.6	Further Indemnification	22
9.7	Amendments and Modifications	22
9.8	Derivative Actions	22
ARTICLE X TERMINATION; MERGERS AND SALE OF ASSETS		25
10.1	Termination of Trust or Series	25
10.2	Merger and Consolidation	26

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TABLE OF CONTENTS (Cont.)

10.3	Sale of Assets; Reorganization	26
10.4	Conversion	26
10.5	Combination of Classes	26
ARTICLE XI AMENDMENTS; FILINGS; MISCELLANEOUS		26
11.1	Amendments to Declaration and Certificate of Trust	26
11.2	Filing of Certificate; Copies of Declaration; Counterparts; Headings	27
11.3	Trustees May Resolve Ambiguities	27
11.4	Applicable Law	27
11.5	Statutory Trust Only	28
11.6	Provisions in Conflict with Law or Regulations	28
11.7	Writings	28

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AGREEMENT AND DECLARATION OF TRUST

OF VIRTUS ETF TRUST II

THIS AGREEMENT AND DECLARATION OF TRUST is made as of this 14th day of July, 2015 by the Trustees hereunder.

WHEREAS, Virtus ETF Trust II was established on July 14, 2015 with the filing of a Certificate of Trust with the Delaware Secretary of State for the purposes of carrying on the business of a management investment company;

NOW, THEREFORE, the Trustees and any successor Trustees elected or appointed in accordance with Article V hereof hereby declare that they will hold all cash, securities and other assets and properties, which the Trust may from time to time acquire in any manner, IN TRUST, and that they will and dispose of the same and manage the affairs and business of the Trust upon the following terms and conditions for the benefit of the holders from time to time of shares of beneficial interest in this Trust as hereinafter set forth.

ARTICLE I

NAME AND DEFINITIONS

1.1               Name . This Trust shall be known as Virtus ETF Trust II and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

1.2                 Definitions . Whenever used herein, unless otherwise required by the context or specifically provided, the following terms have the following respective meanings:

“Bylaws” means the Bylaws of the Trust referred to in Section 6.08 hereof, as from time to time amended, which Bylaws are expressly incorporated by reference herein as part of the Trust’s “governing instrument” within the meaning of the Delaware Act (as defined below).

“Certificate of Trust” means the certificate of trust of the Trust, as filed with the Secretary of State of the State of Delaware in accordance with the Delaware Act (as defined below), and as such certificate of trust may be amended or amended and restated from time to time.

“Class” means one or more Shares (as defined below) of a Series (as defined below) of the Trust as may be established and designated as a Class from time to time by the Trustees pursuant to Section 4.09(c) hereof.

“Code” means the Internal Revenue Code of 1986 (or any successor statute), as amended from time to time, and the rules and regulations thereunder, as adopted or amended from time to time.

“Commission” shall have the same meaning given to such term in the 1940 Act.

“Complaining Shareholder” shall refer to a Shareholder making a demand or bringing a claim pursuant to Section 9.08 hereof.

“Declaration” means this Agreement and Declaration of Trust as amended, supplemented or amended and restated from time to time, which, together with the Bylaws and any designations of Series or Classes made in accordance with Section 4.06(c) hereof, shall constitute the Trust’s “governing instrument” within the meaning of the Delaware Act. Reference in this Agreement and Declaration of Trust to “Declaration”, “hereof”, “herein” and “hereunder” shall be deemed to refer to this Declaration rather than exclusively to the article or section in which such words appear.

“Delaware Act” shall refer to the Delaware Statutory Trust Act, as amended from time to time.

“He,” “Him” and “His” shall include the feminine and neuter, as well as the masculine, genders.

“Interested Person” shall have the same meaning given to such term in the 1940 Act.

“1940 Act” refers to the Investment Company Act of 1940 (and any successor statute) and the rules thereunder, all as amended from time to time, as may apply to the Trust or any Series or Class thereof, including pursuant to any exemptive, interpretive or other relief or guidance issued by the Commission or the staff of the Commission under such Act.

“Outstanding Shares” means those Shares shown from time to time on the books of the Trust or its transfer agent as then issued and outstanding, but shall not include Shares which have been redeemed, repurchased, cancelled or terminated by the Trust.

“Person” means and includes natural persons, corporations, partnerships, limited partnerships, business trusts, limited liability partnerships, statutory trusts, limited liability companies, trusts, associations, joint ventures, estates, nominees and any other entity in its own or any representative capacity, whether or not legal entities, and governments and agencies and political subdivisions thereof, in each case whether domestic or foreign.

“Prospectus” means the prospectus and statement of additional information with respect to the Trust or one or more Series or Classes thereof as the context shall require, as contained in the most recent effective registration statement filed with the Commission with respect to the Trust or one or more such Series or Classes thereof, as the same may be supplemented or modified from time to time in accordance with the requirements of the federal securities laws.

“Series” individually or collectively means each Series of Shares as may be established and designated from time to time by the Trustees pursuant to Section 4.09(c) hereof.

“Shareholder” means a record owner of Outstanding Shares.

“Shares” means the units of interest into which the beneficial interest in the Trust shall be divided from time to time, including the Shares of any and all Series and Classes which may be established and designated by the Trustees, and includes fractions of Shares as well as whole

Shares.

“Trust” refers to the Delaware statutory trust established under the Delaware Act by this Declaration and the filing of the Certificate of Trust with the Secretary of State of the State of Delaware.

“Trust Property” means any and all property, real or personal, tangible or intangible, which is owned or held by or for the account of the Trust or, if the Trust has established one or more Series, any such Series as the context shall require.

“Trustees” means, at any time, the person or persons who have signed this Declaration and all other persons who may from time to time be duly qualified and serving as Trustees in accordance with the provisions of Article V hereof, in each case if they shall at that time continue in office in accordance with the terms hereof, and reference herein to a Trustee or the Trustees shall refer to such person or persons in his capacity or their capacities as Trustees hereunder.

ARTICLE II

NATURE AND PURPOSE OF TRUST

The purpose of the Trust is to engage in, operate and carry on the business of an open-end management investment company through one or more Series, and to do any and all acts or things as are necessary, convenient, appropriate, incidental or customary in connection therewith, both within and without the State of Delaware, and without limiting the foregoing or the other provisions hereof, the Trust may exercise all powers conferred by the laws of the State of Delaware upon a Delaware statutory trust formed pursuant to the Delaware Act.

ARTICLE III

REGISTERED AGENT AND REGISTERED OFFICE

The registered agent and office of the Trust in the State of Delaware are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. Unless otherwise required by applicable law, the Trust shall at all times maintain at least one resident agent who shall be either a citizen of the State of Delaware who resides in such State or a Delaware corporation. The Trustees may change the registered agent or registered office of the Trust from time to time by making the appropriate filing or filings with the Secretary of State of the State of Delaware.

ARTICLE IV

BENEFICIAL INTERESTS; SHAREHOLDERS

4.1               Shares of Beneficial Interest. The beneficial interest in the Trust shall be divided into such Shares of beneficial interest, of such Series or Classes, and of such designations and par values (if any) and with such rights, preferences, privileges, limitations, restrictions and such other relative terms as shall be determined by the Trustees, from time to time. The number of Shares is unlimited. The Trustees shall have full power and authority to take such action with respect to the Shares as the Trustees may deem desirable.

4.2	Issuance of Shares.

(a)                 Shares may be issued from time to time to such Persons (including, without limitation, any Trustee, officer, or agent of the Trust or any Person in which a Trustee, officer or agent of the Trust has an interest) either for cash or for such other consideration (which may be in any one or more instances a certain specified consideration or certain specified considerations) and on such terms as the Trustees, from time to time, may deem advisable, and the Trust may, in connection with an issuance of Shares, acquire other assets (including the acquisition of assets subject to, and in connection with, the assumption of liabilities), and all Shares so issued hereunder, including without limitation Shares issued in connection with a dividend in Shares or a split or reverse split of Shares, shall be fully paid and nonassessable. Notwithstanding anything contained herein to the contrary, the Trustees may in their sole discretion determine to issue Shares of any Series or Class only in lots of such aggregate number of Shares as shall be determined by the Trustees, to be called creation units or such other term as the Trustees shall determine (as so defined, “Creation Units”), and in connection with the issuance of such Creation Units, to charge such transaction fees or other fees as the Trustees shall determine; provided, however, that the Trustees may from time to time, in their sole discretion determine to alter the number of Shares constituting a Creation Units. The Trust shall have the right to refuse to issue Shares to any Person at any time and without any reason therefor whatsoever.

(b)                 The Trust may issue Shares in fractional denominations to the same extent as its whole Shares, and Shares in fractional denominations shall be Shares having proportionately to the respective fractions represented thereby all the rights of whole Shares, including, without limitation, the right to vote, the right to receive dividends and distributions and the right to participate upon termination of the Trust.

(c)                  Any Shares issued by the Trust which have been purchased, redeemed or otherwise reacquired by the Trust shall be retired automatically and shall have the status of unissued Shares.

4.3               Rights of Shareholders . The ownership of the Trust Property of every description and the right to conduct any business herein described is vested exclusively in the Trust. The Shareholders shall have no right or title in or to the Trust Property or to call for any partition or division of any property, profits, rights or interests of the Trust or any Series thereof and the Shareholders shall have no interest therein other than the beneficial interest conferred by their Shares. The death, incapacity, dissolution, termination, or bankruptcy of a Shareholder during the continuance of the Trust shall neither operate to terminate the Trust or any Series thereof nor entitle the representative of any such Shareholder to an accounting or to take any action in court or elsewhere against the Trust, any Series thereof or the Trustees, but shall entitle such representative only to the rights of said Shareholder under this Declaration. Neither the Trust nor the Trustees, nor any officer, employee or agent of the Trust shall have any power to bind personally any Shareholder, or to call upon any Shareholder for the payment of any sum of money or assessment whatsoever other than such as the Shareholder may at any time personally agree to pay; provided, however, that any sales loads or charges, redemption fees, account fees or any other fees or charges not prohibited as charges to Shareholders under applicable law shall not be deemed to be an assessment for the purposes of this Declaration. The Shares shall be personal property giving only the rights specifically set forth in this Declaration. The holders of Shares shall not, as such holders, have any right to acquire, purchase or subscribe for any Shares or securities of the Trust that it may hereafter issue or sell, other than such right, if any, as the Trustees may determine. The holders of Shares shall not be entitled to exercise the rights of objecting shareholders and shall have no appraisal rights with respect to their Shares and, except as otherwise determined by the Trustees from time to time, shall have no exchange or conversion rights with respect to their Shares. Every Shareholder, by virtue of purchasing Shares and becoming a Shareholder, shall be held to have expressly assented and agreed to the terms of this Declaration and any other governing instrument and shall be bound thereby.

4.4	Ownership and Transfer of Shares; Small Accounts .

(a)                  The ownership and transfer of Shares shall be recorded on the books of the Trust or, if there is a transfer or similar agent with respect to such Shares, on the books and records of such transfer or similar agent with respect to such Shares, which records shall be maintained separately for the Shares of each Series or Class of the Trust. No certificates representing the ownership of Shares shall be issued except as the Trustees may otherwise determine from time to time. The Trustees may make such rules or impose such restrictions as they consider necessary or appropriate for the issuance of Share certificates, transfer of Shares and similar matters. The record books of the Trust, as kept by the Trust or any transfer or similar agent of the Trust, shall be conclusive as to who are the holders of Shares and as to the number of Shares held from time to time by each Shareholder. No Shareholder shall be entitled to receive any payment of a dividend or distribution, or to have notice given to him as provided herein or in the Bylaws, until he has provided such information as shall be required to the Trust or, as applicable, the Trust’s transfer or similar agent with respect to his Shares.

(b)                 In the event any certificates representing Outstanding Shares are at any time outstanding, the Trustees may at any time or from time to time determine that Shares shall no longer be represented by certificates, and in connection therewith, upon written notice to any Shareholder holding certificates representing Outstanding Shares, such certificates shall be cancelled; provided, however, that such cancellation shall not affect the ownership by such Shareholder of such Shares, and following such cancellation, ownership and transfer of such Shares shall be recorded by book entry on the books of the Trust or its transfer or similar agent.

(c)                  The Trustees may establish, from time to time, one or more minimum investment amounts for Shareholder accounts, which may differ within and among any Series or Classes, and may impose account fees on (which may be satisfied by involuntarily redeeming the requisite number of Shares in any such account in the amount of such fee), and/or require the involuntary redemption of Shares held in, those accounts the net asset value of which for any reason falls below such established minimum investment amounts, or may authorize the Trust to convert any such Shares in such account to Shares of another Class or Series, or take any other such action with respect to minimum investment amounts as may be deemed necessary or appropriate by the Trustees, in each case upon such terms as shall be established by the Trustees.

4.5	Voting by Shareholders.

(a)                  Shareholders shall not have the power to vote on any matter except: (i) for the election or removal of Trustees to the extent and as provided in Article V hereof; and (ii) with respect to such additional matters relating to the Trust as may be required by law or as the Trustees may consider and determine necessary or desirable.

(b)                  Each whole Share shall entitle the holder thereof to one vote as to any matter on which the holder in entitled to vote, and each fractional Share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees or on any other matter submitted to a vote of the Shareholders. Shares may be voted in person or by proxy. Until Shares of the Trust or any Series or Class are issued, the Trustees may exercise all rights of Shareholders of the Trust or such Series or Class and may take any action required or permitted by law, this Declaration or the By-laws of the Trust to be taken by Shareholders of the Trust or such Series or Class.

(c)                  On any matter submitted to a vote of the Shareholders of the Trust, all Shares of all Series and Classes then entitled to vote shall be voted together, except that (i) when required by the 1940 Act to be voted by individual Series or Class, Shares shall be voted by individual Series or Class, and (ii) when the Trustees have determined that the matter affects only the interests of Shareholders of one or more Series or Classes, only Shareholders of such one or more Series or Classes shall be entitled to vote thereon.

4.6               Meetings . Meetings of the Shareholders of the Trust or any one or more Series or Classes thereof may be called and held from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders as herein provided or upon any other matter deemed by the Trustees to be necessary or desirable. The Trustees may set in the Bylaws provisions relating to the calling and holding of meetings (including the holding of meetings by electronic or other similar means), notice of meetings, record dates, place of meetings, conduct of meetings, voting by proxy, postponement, adjournment or cancellation of meetings and related matters.

4.7	Quorum and Action .

(a)                   The Trustees shall set forth in the Bylaws the quorum required for the transaction of business by the Shareholders at a meeting, which quorum shall in no event be less than the holders of thirty-three and one-third percent (33 1/3%) of the Shares entitled to vote at such meeting. If a quorum is present when a duly called and held meeting is convened, the Shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of Shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

(b)                 The Shareholders shall take action by the affirmative vote of the holders of Shares representing a majority, except in the case of the election of Trustees which shall only require a plurality, of votes cast at a meeting of Shareholders at which a quorum is present, except as may be otherwise required by applicable law or any provision of this Declaration or the Bylaws.

4.8               Action by Written Consent in Lieu of Meeting of Shareholders . Any action required or permitted to be taken at a meeting of the Shareholders may be taken, if so directed by the Trustees, without a meeting by written action executed by Shareholders, as of a record date specified in accordance with the Bylaws, holding not less than the minimum number of Shares that would have been necessary to take the action at a meeting, assuming that all of the Shareholders entitled to vote on that action were present and voting at that meeting. The written action shall be effective when it has been executed by the requisite number of Shareholders and delivered to the secretary of the Trust, unless a different effective time is provided in the written action. Such a consent may be executed and delivered by electronic means in accordance with any procedures that may be adopted by the Trustees from time to time.

4.9	Series and Classes of Shares .

(a)                  Series. The Trustees will establish one or more Series by amending Schedule A hereto from time to time and the Trustees may from time to time authorize the division of Shares into additional Series. The relative rights, preferences, privileges, limitations, restrictions and other relative terms of any Series shall be established and designated by the Trustees, and may be modified by the Trustees from time to time, upon and subject to the following provisions:

(i)                  Subject to variations between Classes of Shares of a Series, all Shares shall be identical except that there may be such variations as shall be fixed and determined by the Trustees from time to time between different Series, including, without limitation, as to qualifications for ownership, minimum purchase amounts, minimum account size, purchase price, fees and expenses, redemptions, conversions and exchanges, and special and relative rights as to dividends and on liquidation, and each Series shall have such business purpose or investment objective as shall be determined by the Trustees. Each Share of a Series shall represent a beneficial interest in the net assets allocated or belonging to such Series only, and such interest shall not extend to the assets of the Trust generally (except to the extent that General Assets (as defined below) are allocated to such Series). All references to Shares in this Declaration shall be deemed to include references to Shares of any or all Series as the context may require.

(ii)                The number of authorized Shares of each Series and the number of Shares of each Series that may be issued shall be unlimited. The Trustees may from time to time in their sole discretion divide or combine any issued or unissued Shares of any Series into a greater or lesser number; classify or reclassify any issued or unissued Shares into one or more Series; terminate any one or more Series; change the name of a Series; and take such other action with respect to the Series as the Trustees may deem desirable.

(iii)               All consideration received by the Trust for the issue or sale of Shares of a particular Series, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits and proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be (collectively, the “Assets”), shall irrevocably belong to that Series for all purposes, subject only to the rights of creditors of such Series, and shall be so recorded upon the books of the Trust. Such Assets, together with any General Assets (as hereinafter defined) allocated to that Series as provided in the following sentence, are herein referred to as “Assets belonging to” that Series. In the event that there are any assets, income, earnings, profits or proceeds thereof, funds or payments which are not readily identifiable as Assets belonging to any particular Series (collectively, the “General Assets”), the Trustees shall allocate such General Assets to and among any one or more of the Series created from time to time in such manner and on such basis as they deem fair and equitable; and any General Assets allocated to a particular Series shall be Assets belonging to that Series. Each such allocation by the Trustees shall be conclusive and binding upon all Shareholders and other concerned persons for all purposes. Separate and distinct records shall be maintained for each Series and the Assets belonging to each Series shall be held and accounted for in such separate and distinct records separately from the Assets belonging to all other Series and the General Assets of the Trust not allocated to such Series.

(iv)                 The Assets belonging to a particular Series shall be charged with the debts, liabilities and obligations of the Trust in respect of that Series and with all expenses, costs, charges and reserves attributable to that Series (collectively, the “Liabilities”), which Liabilities shall be recorded upon the books of the Trust. Such Liabilities together with any General Liabilities (as hereinafter defined) allocated to that Series as provided in the following sentence, are herein referred to as “Liabilities belonging to” that Series. In the event there are any debts, liabilities, obligations, expenses, costs, charges or reserves of the Trust that are not readily identifiable as belonging to any particular Series (collectively, the “General Liabilities”), the Trustees shall allocate and charge such General Liabilities to and among any one or more of the Series created from time to time in such manner and on such basis as they deem fair and equitable; and any General Liabilities so allocated to a particular Series shall belong to that Series. Each such allocation by the Trustees shall be conclusive and binding upon all concerned for all purposes. Without limiting the foregoing, but subject to the right of the Trustees to allocate General Liabilities as herein provided, the Liabilities belonging to a particular Series shall be enforceable only against the Assets belonging to such Series and not against the assets of the Trust generally or against the Assets belonging to any other Series, and none of the General Liabilities incurred, contracted for or otherwise existing with respect to the Trust generally or any Liabilities incurred, contracted for or otherwise existing with respect to any other Series shall be enforceable against the Assets belonging to such Series. Notice of this contractual limitation on liabilities among Series shall be set forth in the Certificate of Trust (whether originally or by amendment) as filed or to be filed with the Secretary of State of the State of Delaware pursuant to the Delaware Act, and upon the giving of such notice in the Certificate of Trust, the statutory provisions of §3804(a) of the Delaware Act relating to limitations on liabilities among Series (and the statutory effect under §3804(a) of setting forth such notice in the Certificate of Trust) shall become applicable to the Trust and each Series. Any Person extending credit to, contracting with or having any claim against any Series may look only to the Assets belonging to that Series to satisfy or enforce any Liability belonging to that Series. No Shareholder or former

Shareholder of any Series, in such capacity, shall have a claim on or any right to any Assets belonging to any other Series or the Trust generally.

(b)                 Classes. The Trustees may from time to time authorize the division of Shares of the Trust or any Series thereof into Classes. The relative rights, preferences, privileges, limitations, restrictions and other relative terms of a Class shall be established and designated by the Trustees and may be modified by the Trustees from time to time. All Shares of a Class of a Series shall be identical with each other and with the Shares of each other Class of the same Series except for such variations between Classes as may be authorized by the Trustees from time to time and not prohibited by the 1940 Act, including, without limitation, as to qualifications for ownership, minimum purchase amounts, minimum account size, purchase price, fees and expenses, right of redemption, and the price, terms and manner of redemption, conversion and exchange rights and features and special and relative rights as to dividends and on liquidation. The number of authorized Shares of each Class and the number of Shares of each Class that may be issued shall be unlimited. The Trustees may divide or combine the issued or unissued Shares of any Class into a greater or lesser number; classify or reclassify any issued or unissued Shares of any Class into one or more Classes; combine two or more Classes of a Series into a single Class of such Series; terminate any one or more Classes of Shares; change the name or other designation of a Class; and take such other action with respect to the Classes as the Trustees may deem desirable. To the extent necessary or appropriate to give effect to the preferences and special or relative rights and privileges of any Classes, the Trustees may allocate assets, liabilities, income and expenses of a Series to a particular Class of that Series or apportion the same among two or more Classes of that Series. All references to Shares in this Declaration shall be deemed to include references to Shares of any or all Classes as the context may require.

(c)                  Establishment and Designation of Series and Classes. The establishment and designation of any Series or Class of Shares shall be made either by the vote of a majority of the Trustees or by the execution by a majority of the Trustees of an instrument in each case setting forth such establishment and designation, the effective date of such establishment and designation and the relative rights, preferences, privileges, limitations, restrictions and other relative terms of such Series and/or Class, whether directly in such resolution or instrument or by reference to one or more documents or instruments outside this Declaration and outside the resolutions, as the same may be in effect from time to time, including any Prospectus relating to such Series or Class, and any such resolutions or instruments shall be deemed to be incorporated by reference herein as part of the Trust’s “governing instrument” within the meaning of the Delaware Act. Additions or modifications to a designation, including, without limitation, any termination of an existing Series or Class, shall be made in the same manner as is permitted for the establishment and designation of such Series or Class.

4.10           Disclosure of Shareholder Holdings . The holders of Shares or other securities of the Trust shall upon demand disclose to the Trust in writing such information with respect to direct and indirect ownership of Shares or other securities of the Trust as the Trustees deem necessary to comply with the provisions of the Code; to comply with the requirements of any other law or regulation; or as the Trustees may otherwise decide, and ownership of Shares may be disclosed by the Trust if so required by applicable law or as the Trustees may otherwise decide.

4.11          Access to Trust Records . As provided in Section 3819 of the Delaware Act, Shareholders shall only have such right to inspect the such records, documents, accounts and books of the Trust as may be granted from time to time by the Trustees, and subject to such reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense as may be established from time to time by the Trustees).

4.12           Communications with Shareholders . Any notices, reports, statements, or communications with Shareholders of any kind required under this Declaration, including any such communications with Shareholders or their counsel or other representatives required under Section 9.08 hereof, or otherwise made by the Trust or its agents on behalf of the Trust, shall be governed by the provisions pertaining thereto in the Bylaws.

ARTICLE V THE TRUSTEES

5.1               Management of the Trust . The business and affairs of the Trust shall be managed under the direction of the Trustees, and they shall have all powers necessary and desirable to carry out that responsibility, including, without limitation, those powers described more fully in Article VI hereof.

5.2               Qualification and Number . Each Trustee shall be a natural person. A Trustee need not be a citizen of the United States or a resident of the State of Delaware. By a majority vote or consent of the Trustees as may then be in office, the Trustees may from time to time establish the number of Trustees. No decrease in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term, but the number of Trustees may be decreased in conjunction with the resignation, retirement or removal of a Trustee pursuant to Section 5.04 hereof.

5.3                Term and Election . Except as provided in Section 5.04 below, each Trustee shall hold office until the next meeting of Shareholders called for the purpose of considering the election or re-election of such Trustee or of a successor to such Trustee, and until his successor, if any, is elected, qualified and serving as a Trustee hereunder. Any Trustee vacancy may be filled by the affirmative vote or consent of a majority of the Trustees then in office, except as prohibited by the 1940 Act, or, if for any reason there are no Trustees then in office, vacancies may be filled by the officers of the Trust elected pursuant to Section 6.02(b) (iii) hereof, or may be filled in any other manner permitted by the 1940 Act.

5.4                Resignation, Retirement and Removal . Any Trustee may resign or retire as a Trustee by an instrument in writing signed by him and delivered or mailed to the Chair, if any, the president or the secretary, and such resignation or retirement shall be effective upon such delivery, or at a later date according to the terms of the instrument. The Trustees may adopt policies from time to time relating to the terms of office and or retirement of the Trustees. Any Trustee who has become incapacitated by illness or injury as determined by a majority of the other Trustees or declared incompetent by a court of appropriate jurisdiction may be retired by written instrument signed by a majority of the other Trustees. Except as aforesaid, any Trustee may be removed from office only (i) by action of at least two-thirds (2/3) of the voting power of the Outstanding Shares, or (ii) by the action of at least two-thirds (2/3) of the remaining Trustees, specifying the date when such removal shall become effective. Except to the extent expressly provided in a written agreement to which the Trust is a party or in a written policy adopted by the Trustees, no resigning, retiring or removed Trustee shall have any right to any compensation for any period following his resignation, retirement or removal, or any right to damages on account of such resignation, retirement or removal.

5.5                Vacancies . The death, resignation, retirement, removal or incapacity of one or more of the Trustees, or all of them, shall not operate to annul the Trust or to revoke any existing agency created pursuant to the terms of this Declaration. Whenever a vacancy in the number of Trustees shall occur, until such vacancy is filled as provided herein or the number of Trustees as fixed is reduced, the Trustees in office, regardless of their number, shall have all the powers granted to the Trustees, and during the period during which any such vacancy shall occur, only the Trustees then in office shall be counted for the purposes of the existence of a quorum or any action to be taken by such Trustees.

ARTICLE VI
POWERS OF TRUSTEES

6.1               General Powers . The Trustees shall have exclusive and absolute control over the Trust Property and over the business of the Trust but with full powers of delegation, except as may otherwise be expressly prohibited by this Declaration or applicable law. The Trustees shall have the power to direct the business and affairs of the Trust and carry on the Trust’s operations and maintain offices both within and outside the State of Delaware, and to do or authorize all such other things and execute or authorize the execution of all such instruments as they deem necessary, proper or desirable in order to promote the interests of the Trust. With respect to any power or authority of the Trustees hereunder, whether stated or implied, the Trustees shall have all further powers and authority as may be necessary, incidental, relative, conductive, appropriate or desirable for the accomplishment, carrying out or attainment of any action authorized by the Trustees. In construing the provisions of this Declaration, the presumption shall be in favor of a grant of power to the Trustees. Without limiting the foregoing, the Trustees shall have power and authority to operate and carry on the business of an investment company and the Trustees shall exercise all the powers as are necessary, convenient, appropriate, incidental or customary in connection therewith and may exercise all powers which are ordinarily exercised by the trustees of a statutory trust. The enumeration of any specific power herein shall not be construed as limiting the aforesaid general powers. Such powers of the Trustees may be exercised without order of or resort to any court. Whenever in this Declaration the Trustees are given authority to act on behalf of the Trust or to direct, authorize or cause the Trust to take any action, such power and authority shall apply, mutatis mutandis, to any action of the Trust on behalf of any Series or Class, whether or not specific reference is made to Series or Classes.

6.2	Certain Specific Powers .

(a)                   Investments. The Trustees shall not in any way be bound or limited by present or future laws, rules, regulations or customs in regard to investments by fiduciaries, but shall have full authority and power to authorize the Trust to make, invest and reinvest in, to buy or otherwise acquire, to hold, for investment or otherwise, to borrow, to sell, terminate, exercise or otherwise dispose of, to lend or to pledge, to write, enter into, engage, trade or deal in any and all investments or investment strategies as they may deem proper at any time and from time to time to accomplish the purpose of the Trust or any Series thereof. In furtherance of, and in no way limiting, the foregoing, the Trustees shall have power and authority to authorize the Trust:

(i)                   to exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities or other assets;

(ii)                to hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form or either in the Trust’s name or in the name of a custodian or a nominee or nominees;

(iii)  to exercise all rights, powers and privileges of ownership or interest in all securities and other assets included in the Trust Property, including the right to vote thereon and otherwise act with respect thereto and to do all acts for the preservation, protection, improvement and enhancement in value of all such assets;

(iv)    to acquire (by purchase, lease or otherwise) and to hold, use, maintain, develop and dispose of (by sale or otherwise) any property, real or personal, tangible or intangible, including cash, securities, currencies, any commodities, and any interest therein;

(v) to borrow money for any purpose and in this connection issue notes or other evidence of indebtedness

(vi)

(vii)             to secure borrowings by mortgaging, pledging or otherwise subjecting as security all or any portion of the Trust Property;

(viii) to endorse, guarantee or undertake the performance of any obligation or engagement of any other Person;

(ix)

(x)  to lend money or any other Trust Property;

(xi)    to aid, by further investment any corporation, company, trust, association or firm, any obligation of or interest that is included in the Trust Property or in the affairs of which the Trustees have any direct or indirect interest and to do all acts and things designed to protect, preserve, improve or enhance the value of such obligation or interest;

(xii) to guarantee or become surety on any or all of the contracts, stocks, bonds, notes, debentures and other obligations of any such corporation, company, trust, association or firm;

(xiii)            to consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or issuer, any security or property of which is held in the Trust;

(xiv) to consent to any contract, lease, mortgage, purchase or sale of property by such corporation or issuer;

(xv)

(xvi) to pay calls or subscriptions with respect to any security held in the Trust; and

(xvii) to join with other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Trustees shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Trustees shall deem proper.

(b)	Additional Powers. The Trustees shall have the power and authority on behalf of the Trust:

(i)                   to employ, engage or contract with, or make payments to, such Persons as the Trustees may deem desirable for the transaction of the business of the Trust or any Series thereof, including, without limitation, any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member, whether as agents or independent contractors of the Trust or any Series thereof, or as delegates of the Trustees, officers, or any other Person who may be involved with the management of the business affairs of the Trust or any Series thereof, to have such titles, and such rights, powers and duties as the Trustees may determine from time to time, to terminate any such employment, engagement or contract or other relationship, and to delegate to any such Person the supervision of any other Person that has been so employed, engaged or contracted with;

(ii) to authorize the Trust to enter into joint ventures, partnerships and any other combinations or associations;

(iii)

(iv)               to elect and remove such officers as they consider appropriate, including, without limitation, a president and a secretary;

(v)                to authorize the Trust to indemnify any Person with whom the Trust has dealings, including, without limitation, any service provider employed pursuant to Article VII hereof, to such extent as the Trustees shall determine;

(vi)                 to authorize the Trust to purchase, and pay for out of Trust Property, (A) insurance policies insuring the Shareholders, Trustees, officers, employees and any other Persons, including, without limitation, any service provider employed pursuant to Article VII hereof, against any or all claims arising by reason of holding any such position or by reason of any action taken or omitted by any such Person in such capacity whether or not the Trust would have the power to indemnify such Person against such liability, (B) insurance for the protection of Trust Property, (C) insurance as may be required by applicable law, or (D) such other insurance as the Trustees shall deem advisable, in each case as the Trustees shall determine;

(vii)              to authorize the Trust to establish pension, profit-sharing, share purchase, and other retirement, incentive and benefit plans, including the purchasing of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any Trustees, officers, employees and agents of the Trust;

(viii) to authorize the Trust to guarantee indebtedness or contractual obligations of others;

(ix)              to determine and change the fiscal year of the Trust or any Series and the method by which its accounts shall be kept;

(x)                 to adopt a seal for the Trust, but the absence of such seal shall not impair the validity of any instrument executed on behalf of the Trust; and

(xi)               to engage in any other lawful act or activity in connection with or incidental to any of the powers enumerated in this Declaration, to do everything necessary, suitable or proper for the accomplishment of any purpose or the attainment of any object or the furtherance of any power herein set forth, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or growing out of or connected with the aforesaid business or purposes, objects or powers.

(c)                   The foregoing enumeration of the powers and authority of the Trustees shall be read as broadly and liberally as possible, and the foregoing shall in no way to limit the Trustees’ powers and authority.

6.3               Issuance and Repurchase of Shares . The Trustees shall have the power to authorize the Trust to issue, sell, repurchase, redeem, retire, cancel, acquire, hold, resell, reissue, dispose of, transfer and otherwise deal in Shares and in any options, warrants or other rights to purchase Shares or any other interests in the Trust other than Shares.

6.4               Delegation; Committees . The Trustees shall have power to delegate from time to time to one or more of their number or to officers, employees or agents of the Trust the doing of such things and the execution of such instruments either in the name of the Trust or the names of the Trustees or otherwise as the Trustees may deem expedient, except to the extent such delegation is prohibited by applicable law. Without limiting the foregoing, and notwithstanding any provisions herein to the contrary, the Trustees may by resolution appoint committees consisting of one or more, but less than the whole number of, Trustees then in office and such other members as the Trustees shall approve, which committees may be empowered to act for and bind the Trustees and the Trust, as if the acts of such committees were the acts of all the Trustees then in office.

6.5              Collection and Payment . The Trustees shall have the power to authorize the Trust or its agents to: collect all money or other property due to the Trust; to pay all claims, including taxes, against the Trust Property; to prosecute, defend, arbitrate, compromise or abandon any claims relating to the Trust Property; to foreclose any security interest securing any obligations, by virtue of which any money or other property is owed to the Trust; and to enter into releases, agreements and other instruments; but the Trustees shall have no liability for failing to authorize any of the foregoing.

6.6               Expenses . The Trustees shall have the power to authorize the Trust to incur and pay any expenses which, in the opinion of the Trustees, are necessary or incidental to carry out any of the purposes of this Declaration, to pay compensation from the funds of the Trust to themselves as Trustees and to reimburse themselves from the funds of the Trust for their expenses and disbursements. The Trustees shall fix the compensation of all officers, employees and Trustees.

6.7               Manner of Acting . Except as otherwise provided herein, under applicable law or in the Bylaws, any action to be taken or determination made by the Trustees may be taken or made by a majority of the Trustees present at a meeting of Trustees (a quorum being present), including any meeting held by means of a conference telephone circuit or similar communications equipment by means of which all persons participating in the meeting can hear each other, or by written consents of a majority of Trustees then in office. Any such action or determination may be made by reference to one or more documents or instruments or policies or procedures outside this Declaration and outside the resolutions of the Trustees. Except as set forth specifically in this Declaration, any action that may be taken by the Trustees may be taken by them in their sole discretion and without the vote or consent of Shareholders.

6.8               Bylaws . The Trustees may adopt Bylaws not inconsistent with this Declaration to provide for the conduct of the business of the Trust and shall have the exclusive power to amend or repeal such Bylaws.

6.9               Principal Transactions . Except in transactions not permitted by the 1940 Act, the Trustees may authorize the Trust to buy any securities or other assets from or sell or lend any securities or other assets of the Trust to, any affiliate of the Trust or any account managed by an affiliate of the Trust, any Trustee or officer of the Trust or any firm of which any such Trustee or officer is a member acting as principal, or have any such dealings with any service provider employed pursuant to Article VII hereof.

6.10            Effect of Trustees’ Determination . Any action taken or determination made by or pursuant to the direction of the Trustees in good faith and consistent with the provisions of this Declaration shall be final and conclusive and shall be binding upon the Trust, every holder at any time of Shares and any other Person.

ARTICLE VII SERVICE PROVIDERS

7.1               Investment Adviser and Administrator . The Trust may enter into contracts with one or more Persons, to act as investment adviser, investment sub-adviser, manager,

administrator, sub-administrator or other agent to the Trust or any Series, and as such to perform such functions as the Trustees may deem reasonable and proper, including, without limitation, investment advisory, management, research, valuation of assets, clerical and administrative functions, under such terms and conditions, and for such compensation, as the Trustees may deem advisable. The Trustees may also authorize any adviser or sub-adviser to employ one or more sub-advisers from time to time and any administrator to employ one or more sub-administrators from time to time, upon such terms and conditions as shall be approved by the Trustees.

7.2                 Underwriter; Transfer Agent; Shareholder Servicing Agent; Custodian . The Trust may enter into a contract or contracts with one or more Persons to act as underwriters, distributors or placement agents whereby the Trust may either agree to sell Shares of the Trust or any Series or Class to the other party or parties to the contract or appoint such other party or parties its sales agent or agents for such Shares and with such other provisions as the Trustees may deem reasonable and proper, and the Trust may from time to time enter into transfer agency, sub-transfer agency and/or shareholder servicing contract (s), in each case with such terms and conditions, and providing for such compensation, as the Trustees may deem advisable. All securities and cash of the Trust shall be held pursuant to a written contract or contracts with one or more custodians and subcustodians or shall otherwise be held in accordance with the 1940 Act.

7.3               Parties to Contract . Any contract of the character described in this Article VII may be entered into with any Person, including, without limitation, the investment adviser, any investment sub-adviser or an affiliate of the investment adviser or sub-adviser, although one or more of the Trustees, officers, or Shareholders of the Trust may be an officer, director, trustee, shareholder, or member of such other party to the contract, or otherwise interested in such contract, and no such contract shall be invalidated or rendered voidable by reason of the existence of any such relationship, nor shall any Person holding such relationship be liable merely by reason of such relationship for any loss or expense to the Trust under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom; provided, however, that the contract when entered into was not inconsistent with the provisions of this Article VII or the Bylaws. The same Person may be a party to more than one contract entered into pursuant to this Article VII and any individual may be financially interested or otherwise affiliated with Persons who are parties to any or all of the contracts mentioned in this Article VII.

7.4                Further Authority of Trustees . The authority of the Trustees hereunder to authorize the Trust to enter into contracts or other agreements or arrangements shall include the authority of the Trustees to modify, amend, waive any provision of, supplement, assign all or a portion of, novate, or terminate such contracts, agreements or arrangements. The enumeration of any specific contracts in this Article VII shall in no way be deemed to limit the power and authority of the Trustees as set forth in Section 6.02 hereof to authorize the Trust to employ, contract with or make payments to such Persons as the Trustees may deem desirable for the transaction of the business of the Trust.

ARTICLE VIII

DISTRIBUTIONS; REDEMPTIONS; DETERMINATION OF NET ASSET VALUE

8.1              Distributions . The Trustees may from time to time declare and authorize the payment of, or may prescribe and set forth in a duly adopted vote or votes of the Trustees, the bases and time or frequency, which may be monthly or otherwise, for the declaration and payment of, such dividends and distributions on Shares of a particular Series or Class thereof as they may deem necessary or desirable, after providing for actual and accrued expenses and liabilities (including such reserves as the Trustees may establish) determined in accordance with good accounting practices. All dividends and distributions on Shares of a particular Series shall be distributed only from the Assets belonging to that Series, as such term is defined in Section 4.09 hereof, and shall be distributed pro rata to the Shareholders of that Series in proportion to the number of Shares of that Series held by such Shareholders at the date and time of record for the payment of such dividends or distributions, subject to any variations with respect to Classes of Shares of such Series, if any, and in a manner consistent with the 1940 Act and the Code. Such distributions may be paid in cash and/or in securities or other property, and the composition of any such distribution shall be determined by the Trustees and may be different among Shareholders (including differences among Shareholders in the same Series or Class).

8.2               Redemption of Shares . All shares of the Trust shall be redeemable, at the redemption price determined in the manner set out in this Declaration; provided, however, that if the Trustees determine, pursuant to Section 4.02 hereof, to issue Shares of any Series or Class in Creation Units, then only Shares of such Series or Class aggregating a Creation Unit shall be redeemable hereunder, and unless the Trustees otherwise determine, there shall be no redemption of partial or fractional Creation Units. The Trust shall redeem the Shares of the Trust or any Series or Class thereof at the price determined as hereinafter set forth, at such offices or agencies and in accordance with such conditions, not inconsistent with the 1940 Act, regarding the redemption of Shares as may be described in the applicable Prospectus.

8.3               Redemption Price . Shares of the Trust, or of any Series or Class thereof shall be redeemed at their net asset value determined as set forth in Section 8.07 hereof as of such time or times as the Trustees shall have theretofore prescribed, less such fees and/or charges, if any, as may be established by the Trustees from time to time.

8.4               Payment . Payment of the redemption price of Shares of the Trust or any Series or Class thereof shall be made in cash or in property or any combination thereof, out of the assets of the Trust or, as applicable, the Assets belonging to such Series, as such term is defined in Section 4.09 hereof, and the composition of any such payment may be different among Shareholders (including differences among Shareholders in the same Series or Class), at such time and in the manner as may be specified from time to time in the applicable Prospectus. In no event shall the Trust be liable for any delay of any other Person in transferring securities or other property selected for delivery as all or part of any such payment.

8.5               Redemption of Shareholder’s Interest By Action of Trust . Subject to the provisions of the 1940 Act, the Trust may redeem some or all of the Shares of the Trust or one or more Series or Classes held by any Shareholder for any reason and under terms set by the Trustees, including by way of illustration, for the following reasons:

(a)                  the value of such Shares held by such Shareholder being less than the minimum amount established from time to time by the Trustees;

(b)                 the determination that direct or indirect ownership of Shares by any Person has become concentrated in such Shareholder to any extent that would disqualify that Series as a regulated investment company under the Code;

(c)                  the failure of a Shareholder to supply a tax identification or other identification or if the Trust is unable to verify a Shareholder’s identity;

(d)                the failure of a Shareholder to pay when due for the purchase of Shares issued to such Shareholder;

(e)                  the failure of a Shareholder to meet or maintain the qualifications for ownership of a particular Class or Series of Shares;

(f)                  the payment of account fees or other charges, expenses and/or fees as set by the Trustees, including without limitation any small account fees permitted by Section 4.04 hereof;

(g)                 the determination that ownership of Shares by a particular Shareholder is not in the best interests of the remaining Shareholders of the Trust or applicable Series or Class;

(h)                 the failure of a holder of Shares or other securities of the Trust to comply with a demand pursuant to Section 4.10 hereof;

(i)                in connection with the termination of any Series or Class of Shares; or

(j)                when the Trust is requested or compelled to do so by governmental authority or applicable law.

8.6               Suspension of Right of Redemption . Notwithstanding the foregoing, the Trust may postpone payment of the redemption price and may suspend the right of the holders of Shares to require the Trust to redeem Shares to the extent permissible under the 1940 Act.

8.7                Determination of Net Asset Value; Valuation of Portfolio Assets . The Trustees may from time to time prescribe such bases and times for determining the per Share net asset value of the Shares of the Trust or any Series or Class thereof and may prescribe or approve the procedures and methods for determining the value of portfolio assets as they may deem necessary or desirable. The Trust may suspend the determination of net asset value during any period when it may suspend the right of the holders of Shares to require the Trust to redeem Shares.

8.8               Constant Net Asset Value . With respect to any Series that holds itself out as a money market or stable value fund, the Trustees shall have the power to reduce the number of

Outstanding Shares of the Series by reducing the number of Shares in the account of each Shareholder on a pro rata basis, or to take such other measures as are not prohibited by the 1940 Act, so as to maintain the net asset value per share of such Series at a constant dollar amount.

8.9               Reserves . The Trustees may set apart, from time to time, out of any funds of the Trust or Series or out of funds allocable to a Class thereof a reserve or reserves for any proper purpose, and may abolish any such reserve.

8.10            Determination by Trustees . The Trustees may make any determinations they deem necessary with respect to the provisions of this Article VIII, including, but not limited to, the following matters: the amount of the assets, obligations, liabilities and expenses of the Trust; the amount of the net income of the Trust from dividends, capital gains, interest or other sources for any period and the amount of assets at any time legally available for the payment of dividends or distributions; which items are to be treated as income and which as capital; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges were created shall have been paid or discharged); the market value, or any other price to be applied in determining the market value, or the fair value, of any security or other asset owned or held by the Trust; the number of Shares of the Trust issued or issuable; the net asset value per Share; and any of the foregoing matters as it may pertain to any Series or Class.

ARTICLE IX

LIMITATION OF LIABILITY AND INDEMNIFICATION

9.1               No Personal Liability of and Indemnification of Shareholders . No personal liability for any debt, liability or obligation or expense incurred by, contracted for, or otherwise existing with respect to, the Trust or any Series or Class shall attach to any Shareholder or former Shareholder of the Trust. In case any Shareholder or former Shareholder of the Trust shall be held to be personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the Trust or, if the Trust has more than one Series, the applicable Series, to be held harmless from and indemnified against all loss and expense arising from such liability; provided, however, there shall be no liability or obligation of the Trust or any Series arising hereunder to reimburse any Shareholder for taxes paid by reason of such Shareholder’s ownership of any Shares or for losses suffered by reason of any changes in value of any Trust assets. The Trust shall, upon request by the Shareholder or former Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Trust and satisfy any judgment thereon.

9.2	Limitation of Liability of Trustees and Others .

(a)                  No Liability to Third Parties. No person who is or has been a Trustee, officer, or employee of the Trust shall be subject to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with the affairs of the Trust; and all Persons shall look solely to the Trust Property or Property of a Series for satisfaction of claims of any nature arising in connection with the affairs of the Trust or such Series. Every note, bond, contract, instrument, certificate, Share or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been executed or done only in or with respect to their or his capacity as Trustees or Trustee and neither such Trustees or Trustee nor the Shareholders shall be personally liable thereon. All Persons extending credit to, contracting with or having any claim against the Trust or a Series shall look only to the assets of the Trust Property or the Trust Property of such Series for payment under such credit, contract or claim; and neither the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.

(b)                  Limitation of Liability to Trust and Shareholders. No person who is or has been a Trustee, officer or employee of the Trust shall be liable to the Trust or to any Shareholder for any action or failure to act except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else, and shall not be liable for errors of judgment or mistakes of fact or law.

(c)                   No Liability for Acts of Others. Without limiting the foregoing limitations of liability contained in this Section 9.02, a Trustee shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, employee, investment adviser, sub-adviser, principal underwriter, custodian or other agent of the Trust, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee (or for the failure to compel in any way any former or acting Trustee to redress any breach of trust), except in the case of such Trustee’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

9.3               Experts; No Bond or Surety. The Trustees may rely upon advice of counsel or other experts with respect to the meaning and operation of this Declaration and their duties as Trustees hereunder, and shall be under no liability for any act or omission in accordance with such advice or for merely failing to follow such advice. In discharging their duties, the Trustees, when acting in good faith, shall be entitled to rely upon the books of account of the Trust and upon written reports made to the Trustees by any officer appointed by them, any independent registered public accounting firm and (with respect to the subject matter of the contract involved) any officer, partner or responsible employee of any other party to any contract entered into hereunder. The appointment, designation or identification of a Trustee as chair of the Trustees, a member or chair of a committee of the Trustees, an expert on any topic or in any area (including an audit committee financial expert), or the lead independent Trustee, or any other special appointment, designation or identification of a Trustee, shall not impose on that person any standard of care or liability that is greater than that imposed on that person as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof. In addition, no appointment, designation or identification of a Trustee as aforesaid shall affect in any way that Trustee’s rights or entitlement to indemnification or advancement of expenses. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

9.4              Liability of Third Persons Dealing with the Trust or Trustees . No third Person dealing with the Trust or the Trustees shall be bound to make any inquiry concerning the validity of any transaction made or to be made by the Trust or Trustees or to see to the application of any payments made or property transferred to the Trust or upon its order.

9.5	Indemnification and Advancement of Expenses .

(a)                  Subject to the exceptions and limitations contained in this Section 9.05, every person who is, or has been, a Trustee, officer, or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust or the applicable Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

(b)                 No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

(c)                  The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

(d)                  Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.05 shall be advanced by the Trust or the applicable Series prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.05.

(e)                  To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

(f)                  As used in this Section 9.05, the words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

9.6                Further Indemnification . Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person. Without limiting the foregoing, the Trust may, in connection with the acquisition of assets subject to liabilities pursuant to Section 4.02 hereof or a merger or consolidation pursuant to Section 10.02 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX.

9.7                Amendments and Modifications . Without limiting the provisions of Section 11.01(b) hereof, in no event will any amendment, modification or change to the provisions of this Declaration or the Bylaws adversely affect in any manner the rights of any Covered Person to (a) indemnification under Section 9.05 hereof in connection with any proceeding in which such Covered Person becomes involved as a party or otherwise by virtue of being or having been a Trustee, officer or employee of the Trust or (b) any insurance payments under policies maintained by the Trust, in either case with respect to any act or omission of such Covered Person that occurred or is alleged to have occurred prior to the time such amendment, modification or change to this Declaration or the Bylaws.

9.8	Derivative Actions .

(a)                  The purpose of this Section 9.08 is to adopt additional standards and restrictions to protect the interests of the Trust and its Shareholders by establishing a process that will permit legitimate inquiries and claims to be made and considered while avoiding the time, expense, distraction and other harm that can be caused to the Trust and its Shareholders as a result of spurious shareholder demands and derivative actions.

(b)                 Subject to the Delaware Act, no Shareholder may bring a derivative or similar action or proceeding in the right of the Trust or any Series to recover a judgment in its favor (a “derivative action”) unless each of the following conditions is met:

(i)                  Each Complaining Shareholder was a Shareholder of (A) the Series on behalf of or in the right of which the action is proposed to be brought and (B) a Class of the Series affected by the action or failure to act complained of, to the extent that fewer than all Classes were affected (the “affected Series or Class”), at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a Person who was a Shareholder at that time;

(ii)                Each Complaining Shareholder was a Shareholder of the affected Series or Class at the time the demand required by subparagraph (iii) below was made;

(iii)              Prior to the commencement of such derivative action, the Complaining Shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself on behalf of the affected Series or Class (a “demand”), which demand (A) shall be executed by or on behalf of no less than three Complaining Shareholders, each of which shall be unaffiliated and unrelated (by blood or by marriage) to any other Complaining Shareholder executing such written demand and (B) shall include at least the following:

(A)    a detailed description of the action or failure to act complained of, the facts upon which each such allegation is made and the reasonably estimated damages or other relief sought;

(B)    a statement to the effect that the Complaining Shareholders believe in good faith that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the affected Series or Class and an explanation of why the Complaining Shareholders believe that to be the case;

(C)     a certification that the requirements of subparagraphs (i) and (ii) of this paragraph (b) have been met, as well as information reasonably designed to allow the Trustees to verify that certification;

(D)    a list of all other derivative or class actions in which any of the Complaining Shareholders is or was a named plaintiff, the court in which such action was filed, the date of filing, the name of all counsel to any plaintiffs and the outcome or current status of such actions;

(E)    a certification of the number of Shares of the affected Series or Class owned beneficially or of record by each Complaining Shareholder at the time set forth in subparagraphs (i), (ii) and (iii) of this paragraph (b) and an undertaking that each Complaining Shareholder will be a Shareholder of the affected Series or Class as of the commencement of and throughout the derivative action and will notify the Trust in writing of any sale, transfer or other disposition by any of the Complaining Shareholders of any such Shares within three business days thereof; and

(F) an acknowledgment of the provisions of paragraphs (f) and (g) of this Section 9.08 below;

(iv)               Shareholders owning Shares representing at least ten percent (10%) of the voting power of the affected Series or Class must join in initiating the derivative action; and

(v)                  A copy of the proposed derivative complaint must be served on the Trust, assuming the requirements of subparagraphs (i) through (iv) above have already been met and the derivative action has not been barred in accordance with paragraph (d) below.

(c)                   Within 90 calendar days of the receipt of a Shareholder demand submitted in accordance with the requirements above, those Trustees who are independent for purposes of considering the demand or a committee comprised of some or all of such Trustees (the

“independent Trustees”) will consider, with the assistance of counsel who may be retained by such Trustees on behalf and at the expense of the Trust, the merits of the claim and determine whether maintaining a suit would be in the best interests of the Trust. If, during this 90-day period, those independent Trustees conclude that a determination as to the maintenance of a suit cannot reasonably be made within the 90-day period, those independent Trustees may extend the 90-day period by a period of time that the independent Trustees consider will be sufficient to permit them to make such a determination, not to exceed 60 calendar days from the end of the initial 90-day period (such 90-day period, as may be extended as provided hereunder, the “review period”). Notice of any such decision to extend the review period shall be sent in accordance with the provisions of Section 4.12 hereof to the Complaining Shareholders, or, the Shareholders’ counsel if represented by counsel, in writing within five business days of any decision to extend the period. Trustees who are not deemed to be Interested Persons of the Trust are deemed independent for all purposes, including for the purpose of approving or dismissing a derivative action. A Trustee otherwise independent for purposes of considering the demand shall not be considered not to be independent solely by virtue of (i) the fact that such Trustee receives remuneration for his service as a Trustee of the Trust or as a trustee or director of one or more investment companies with the same or an affiliated investment adviser or underwriter, (ii) the amount of such remuneration, (iii) the fact that such Trustee was identified in the demand as a potential defendant or witness, or (iv) the fact that the Trustee approved the act being challenged in the demand if the act resulted in no material personal benefit to the Trustee or, if the Trustee is also a Shareholder, no material personal benefit that is not shared pro rata with other Shareholders.

(d)                 If the demand has been properly made under paragraph (b) of this Section 9.08, and a majority of the independent Trustees have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Trust, the demand shall be rejected and the Complaining Shareholders shall not be permitted to maintain a derivative action unless they first sustain the burden of proof to the court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust. If upon such consideration a majority of the independent Trustees determine that such a suit should be maintained, then the appropriate officers of the Trust shall cause the Trust to commence that suit and such suit shall proceed directly rather than derivatively or permit the Complaining Shareholders to proceed derivatively; provided, however, that any counsel representing the interests of the Trust shall be approved by the Trustees. The Trustees, or the appropriate officers of the Trust, shall inform the Complaining Shareholders of any decision reached under this paragraph (d) by sending in accordance with the provisions of Section 4.12 hereof written notice to each Complaining Shareholder, or the Shareholder’s counsel, if represented by counsel, within five business days of such decision having been reached.

(e)                  If notice of a decision has not been sent to the Complaining Shareholders or the Shareholders’ counsel within the time permitted by paragraph (d) above, and subparagraphs (i) through (v) of paragraph (b) above have been complied with, the Complaining Shareholders shall not be barred by this Declaration from commencing a derivative action.

(f)                   A Complaining Shareholder whose demand is rejected pursuant to paragraph (d) above shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust and/or the affected Series in connection with the Trust’s consideration of the demand if a court determines that the demand was made without reasonable cause or for an improper purpose. A Shareholder who commences or maintains a derivative action in violation of this Section 9.08 shall reimburse the Trust and/or the affected Series for the costs and expenses (including attorneys’ fees) incurred by the Trust and/or the affected Series in connection with the action if the action is dismissed on the basis of the failure to comply with this Section 9.08. If a court determines that any derivative action has been brought without reasonable cause or for an improper purpose, the costs and expenses (including attorneys’ fees) incurred by the Trust and/or the affected Series in connection with the action shall be borne by the Shareholders who commenced the action.

(g)                  The Trust or the affected Series shall be responsible for payment of attorneys’ fees and legal expenses incurred by a Complaining Shareholder in any circumstances only if required by law. Neither the Trust nor the affected Series shall be obligated to pay any attorneys’ fees so incurred by a Complaining Shareholder other than fees that are reasonable and that do not exceed an amount calculated using reasonable hourly rates.

(h)                 No Shareholder may make demand or commence a derivative action on behalf of any Series of the Trust of which he or she is not a shareholder.

ARTICLE X

TERMINATION; MERGERS AND SALE OF ASSETS

10.1           Termination of Trust or Series .

(a)                  Unless terminated as provided herein, the Trust shall continue without limitation of time. The Trust or any Series of the Trust may be terminated at any time by the Trustees for any reason they deem appropriate, with notice to the Shareholders of the Trust or such Series as the case may be.

(b)                 Upon the requisite action of the Trustees to terminate the Trust or such Series, after paying or otherwise providing for all charges, taxes, expenses and liabilities, whether due or accrued or anticipated, as may be determined by the Trustees and as required by the Delaware Act, which may include the establishment of a liquidating trust or similar vehicle, the Trust shall, in accordance with such procedures as the Trustees consider appropriate, reduce the remaining assets of the Trust or assets of the particular Series thereof to distributable form in cash or other securities, or any combination thereof, and distribute the proceeds to the Shareholders of the Shares of the Trust or such Series in the manner determined by the Trustees; provided, however, that Shareholders of a particular Series shall be entitled to receive a pro rata share of the net assets of such Series only, subject to any variations with respect to Classes of Shares of such Series, if any. Thereupon, the Trust or any affected Series shall terminate, and the Trustees and the Trust shall be discharged of any and all further liabilities and duties relating thereto or arising therefrom, and the right, title, and interest of all parties with respect to the Trust or such Series shall be canceled and discharged.

(c) Any Class of the Trust or Series thereof may be terminated by the Trustees as provided in Article IV hereof.

(d)

(e)                Upon termination of the Trust, following completion of winding up of its business, the Trustees (or, if there is no remaining Trustee at that time, any remaining officer of the Trust) shall direct that a Certificate of Cancellation of the Trust be executed and filed with the Secretary of State of the State of Delaware.

10.2            Merger and Consolidation . Subject to applicable law, the Trust may merge or consolidate with or into one or more statutory trusts or other business entities or series or classes thereof formed or organized or existing under the laws of Delaware or any other state or the United States or any foreign country or other foreign jurisdiction by the affirmative vote of two- thirds (2/3) of the Trustees. Pursuant to and in accordance with §3815(f) of the Delaware Act, and notwithstanding anything to the contrary contained in this Declaration, an agreement of merger or consolidation so approved by the Trustees in accordance with this Section 10.02 may (a) effect any amendment to the governing instrument of the Trust; or (b) effect the adoption of a new governing instrument of the Trust if it is the surviving or resulting trust in the merger or consolidation.

10.3            Sale of Assets; Reorganization . The Trustees may authorize the Trust or any Series or Class thereof, to sell, lease, transfer, pledge, exchange, convey or dispose of all or substantially all of the Trust Property (or all or substantially all of the Trust Property allocated or belonging to a particular Series or Class), including its good will, to any one or more business or statutory trusts or other business entities or series or classes thereof (including another Series or Class of the Trust) upon such terms and conditions and for such consideration (which may include the assumption of some or all of the outstanding obligations and liabilities, accrued or contingent, whether known or unknown, of the Trust or such Series or Class) as may be authorized by the Trustees. Without limiting the generality of the foregoing, this provision may be utilized to permit the Trust or any Series or Class thereof to pursue its investment program through one or more subsidiary vehicles or to operate in a master-feeder or fund of funds structure.

10.4            Conversion . The Trustees may authorize the creation of one or more statutory trusts to which all or any part of the assets, liabilities, profits, or losses of the Trust or any Series or Class thereof may be transferred and may provide for the conversion of Shares of the Trust or any Series or Class thereof into beneficial interests in any such newly created trust or trusts or any series or classes thereof.

10.5             Combination of Classes . The authority of the Trustees under this Article X with respect to the merger, consolidation, sale of assets or reorganization of any Series of the Trust or any Class thereof is in addition to the authority of the Trustees under Section 4.09 hereof to combine two or more Classes of a Series into a single Class.

ARTICLE XI AMENDMENTS;
FILINGS; MISCELLANEOUS

11.1           Amendments to Declaration and Certificate of Trust .

(a)                  The Trustees may by vote of a majority of the Trustees then in office amend or otherwise supplement the Declaration by making an amendment, a Declaration supplemental hereto or an amended and restated Declaration; provided, however, that an amendment to any provision of Article V hereof shall require the vote of two-thirds (2/3) of the Trustees then in office.

(b)                   Nothing contained in this Declaration shall permit the amendment of this Declaration to impair the exemption from personal liability of any Person who is or has been a Shareholder, Trustee, officer, or employee of the Trust, or limit the rights to indemnification or insurance provided in Article IX with respect to actions or omissions of persons entitled to indemnification under such Article prior to such amendment.

(c)                   The Trust’s Certificate of Trust may be amended at any time for any purpose as the Trustees may determine and such amendment shall be signed by one or more of the Trustees or by an officer of the Trust as duly authorized by vote of a majority of the Trustees then in office.

11.2           Filing of Certificate; Copies of Declaration; Counterparts; Headings . Any amendment to the Certificate of Trust shall be filed with the Secretary of State of the State of Delaware. The original or a copy of this instrument and of each amendment and/or restatement hereto shall be kept in the office of the Trust where it may be inspected by any Shareholder. Anyone dealing with the Trust may rely on a certificate by an officer or Trustee of the Trust as to whether or not any such amendments or restatements have been made and as to any matters in connection with the Trust hereunder, and with the same effect as if it were the original, may rely on a copy certified by an officer or Trustee of the Trust to be a copy of this instrument or of any such amendments or restatements. This instrument may be executed in any number of counterparts, each of which shall be deemed an original. Headings are placed herein for convenience of reference only, and in case of any conflict, the text of this instrument, rather than the headings, shall control.

11.3            Trustees May Resolve Ambiguities . The Trustees may construe any of the provisions of this Declaration insofar as the same may appear to be ambiguous or inconsistent with any other provisions hereof, and any such construction hereof by the Trustees in good faith shall be conclusive as to the meaning to be given to such provisions.

11.4	Applicable Law .

(a)                   The Trust set forth in this instrument is created under and is to be governed by and construed and administered according to the laws of the State of Delaware, without reference to its conflicts of law rules, as a Delaware statutory trust under the Delaware Act, and without limiting the provisions hereof, the Trust specifically reserves the right to exercise any of the powers and privileges afforded to statutory trusts or actions that may be engaged in by statutory trusts under the Delaware Act, and the absence of a specific reference herein to any such power, privilege, or action shall not imply that the Trust may not exercise such power or privilege or take such actions.

(b)                 Notwithstanding the first sentence of Section 11.04(a) hereof, there shall not be applicable to the Trust, the Trustees, or this Declaration any provisions of the laws (statutory or common) of the State of Delaware (other than the Delaware Act) or any other state pertaining to trusts, including by way of illustration and without limitation, laws that relate to or regulate: (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges; (ii) affirmative requirements to post bonds for trustees, officers, agents, or employees of a trust; (iii) the necessity for obtaining a court or other governmental approval concerning the acquisition, holding, or disposition of real or personal property; (iv) fees or other sums applicable to trustees, officers, agents or employees of a trust; (v) the allocation of receipts and expenditures to income or principal; (vi) restrictions or limitations on the permissible nature, amount, or concentration of trust investments or requirements relating to the titling, storage, or other manner of holding of trust assets; or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers or liabilities or authorities and powers of trustees if such laws are inconsistent with the authorities and powers or the limitation on liability of the Trustees set forth or referenced in this Declaration. Section 3540 of Title 12 of the Delaware Code shall not apply to the Trust.

(c)                  No provision of this Declaration shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.

11.5           Statutory Trust Only . The Trust is not intended to be, shall not be deemed to be, and shall not be treated as, a general or a limited partnership, joint venture, corporation or joint stock company, nor shall the Trustees or Shareholders or any of them for any purpose be deemed to be, or be treated in any way whatsoever as though they were, liable or responsible hereunder as partners or joint venturers.

11.6	Provisions in Conflict with Law or Regulations .

(a)                  The provisions of this Declaration are severable, and if the Trustees shall determine, with the advice of counsel, that any such provision, in whole or in part, conflicts with the 1940 Act, the regulated investment company provisions of the Code, and the regulations thereunder, the Delaware Act or with other applicable laws and regulations, the conflicting provision, or the conflicting part or parts thereof, shall be deemed not to constitute a part of this Declaration; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration or render invalid or improper any action taken or omitted prior to such determination.

(b)                  If any provision of this Declaration shall be held invalid or unenforceable, in whole or in part, in any jurisdiction, such invalidity or unenforceability shall attach only to such provision, or such part or parts thereof, in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration in any jurisdiction.

11.7           Writings . To the fullest extent permitted by applicable law, except as the Trustees may otherwise determine:

(a)                  any requirements in this Declaration or in the Bylaws that any action be taken by means of any writing, including, without limitation, any written instrument, any written consent or any written agreement, shall be deemed to be satisfied by means of any electronic record in such form that is acceptable to the Trustees provided such form is capable of conversion into a written form within a reasonable time; and

(b)                  any requirements in this Declaration or in the Bylaws that any writing be signed shall be deemed to be satisfied by any electronic signature in such form that is acceptable to the Trustees.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of the date first written above.

/s/ William J. Smalley

William J. Smalley, Initial Trustee

SCHEDULE A

Series of Shares of Beneficial Interests (Effective as of May 5, 2016)

The following Series of the Trust are established with such relative rights, preferences, privileges, limitations, restrictions and other relative terms as are set forth below:

•	Virtus Newfleet Dynamic Credit ETF
•	Virtus Japan Alpha ETF
•	Virtus Enhanced DWA U.S. Equity ETF

1.                  Each Share of each Series is entitled to all the rights and preferences accorded to Shares under the Declaration.

2.                   The number of authorized Shares of each Series is unlimited.

3.                   Each Series shall be authorized to hold cash, invest in securities, instruments and other property, use investment techniques and have such goals or objectives as from time to time described in the prospectus and statement of additional information contained in the Trust’s then currently effective registration statement under the Securities Act of 1933 to the extent pertaining to the offering of Shares of the Series, as the same may be amended and supplemented from time to time (“Prospectus”). Each Share of a Series shall represent a beneficial interest in the net assets allocated or belonging to such Series only, and such interest shall not extend to the assets of the Trust generally (except to the extent that General Assets (as defined in the Declaration) are allocated to such Series), and shall be entitled to receive its pro rata share of the net assets of the Series upon liquidation of the Series, all as set forth in Section 4.09 of the Declaration.

4.                   With respect to each Series, (a) the purchase price of the Shares, (b) fees and expenses, (c) qualifications for ownership, if any, (d) the method of determination of the net asset value of the Shares, (e) minimum purchase amounts, if any, (f) minimum account size, if any, (g) the price, terms and manner of redemption of the Shares, (h) any conversion or exchange feature or privilege, (i) the relative dividend rights, and (j) any other relative rights, preferences, privileges, limitations, restrictions and other relative terms have been established by the Trustees in accordance with the Declaration and are set forth in the Prospectus with respect to such Series.

5.                    The Trustees may from time to time modify any of the relative rights, preferences, privileges, limitations, restrictions and other relative terms of a Series that have been established by the Trustees or redesignate any of the Series without any action or consent of the Shareholders.

6.                   The designation of any Series hereby shall not impair the power of the Trustees from time to time to designate additional Series of Shares of the Trust.

7.                   Capitalized terms not defined herein have the meanings given to such terms in the Declaration.

Exhibit (d)(3)

VIRTUS ETF TRUST II FIRST AMENDMENT TO THE ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 3rd of June, 2016, to the Advisory Agreement, dated as of January 4, 2016 (the “Advisory Agreement”), is entered into by and between VIRTUS ETF TRUST II (the “Trust”), a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and Virtus ETF Advisers LLC, a Delaware limited liability company with its principal place of business at 1540 Broadway, New York, NY 10036 (the “Adviser”).

WHEREAS, each of the Trust and the Adviser is a party to the Advisory Agreement; and

WHEREAS, each of the Trust and the Adviser desires to amend Schedule A to the Advisory Agreement to reflect the addition of Virtus Enhanced DWA U.S. Equity ETF (the “Fund”) as a new series of the Trust and the engagement of the Adviser to act as investment adviser for the Fund;

NOW, THEREFORE, the parties agree as follows:

1.	Exhibit A to the Advisory Agreement is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

2.	Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF , the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

VIRTUS ETF TRUST II		VIRTUS ETF ADVISERS LLC

By:	/s/ William J. Smalley	By:	/s/ Brinton W. Frith
	William J. Smalley, President		Brinton W. Frith, President

Exhibit A

SCHEDULE A

to the

ADVISORY AGREEMENT

between VIRTUS ETF TRUST II

and ETFIS CAPITAL LLC

(As of June 3, 2016)

As compensation for the Adviser’s services rendered, the Adviser shall be entitled to a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
Virtus Newfleet Dynamic Credit ETF	$0.00	0.275%
Virtus Enhanced DWA U.S. Equity ETF *	$0.00	0.650%

* With respect to this Fund, the Adviser is responsible for paying all of the expenses of the Fund, including but not limited to the Sub-Adviser’s fee (if any, as described in the Fund’s prospectus), transfer agent fees, underwriting fees, administrative fees and expenses, custodian fees, legal fees, accounting fees, any other expenses (including clerical expenses) of issue, sale, repurchase or redemption of shares, expenses of registering or qualifying shares for sale, transfer taxes, all expenses of preparing the Trust’s registration statement and prospectus for the Fund, and the cost of printing and delivering to shareholders prospectuses and reports; provided, however, that the Adviser will not be responsible for paying for the Adviser’s fee, payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; or extraordinary expenses of the Fund.

Exhibit (e)(2)

VIRTUS ETF TRUST II FIRST AMENDMENT TO THE DISTRIBUTION AGREEMENT

THIS FIRST AMENDMENT dated as of the 3rd of June, 2016, to the Distribution Agreement, dated as of February 10, 2016 (the “Distribution Agreement”), is entered into by and between VIRTUS ETF TRUST II, a Delaware statutory trust (the “Trust”), and ETF DISTRIBUTORS LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, each of the Trust and the Distributor is a party to the Distribution Agreement; and

WHEREAS, each of the Trust and the Distributor desires to amend each of Exhibit A and Schedule I to the Distribution Agreement to reflect the addition of Virtus Enhanced DWA U.S. Equity ETF (the “Fund”) as a new series of the Trust and the appointment of the Distributor as the exclusive distributor for the Fund;

NOW, THEREFORE, the parties agree as follows:

1.	Exhibit A to the Distribution Agreement is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

2.	Schedule I to the Distribution Agreement is hereby deleted in its entirety and replaced with Schedule I attached hereto.

3.	Except to the extent amended hereby, the Distribution Agreement shall remain in full force and effect.

IN WITNESS WHEREOF , the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

VIRTUS ETF TRUST II		ETF DISTRIBUTORS LLC

By:	/s/ William J. Smalley	By:	/s/ William J. Smalley
	William J. Smalley, President		William J. Smalley, Managing Principal

EXHIBIT A

(As of June 3, 2016)

Virtus Newfleet Dynamic Credit ETF Virtus Japan Alpha ETF Virtus Enhanced DWA U.S. Equity ETF

Schedule I

(As of June 3, 2016)

Fund	Rate Virtus

Newfleet Dynamic Credit ETF	1 BP on average AUM

Virtus Japan Alpha ETF	1 BP on average AUM

Virtus Enhanced DWA U.S. Equity ETF	1 BP on average AUM

Exhibit (h)(5)

VIRTUS ETF TRUST II FIRST AMENDMENT TO THE

ADMINISTRATIVE SERVICES AGREEMENT

THIS FIRST AMENDMENT dated as of the 3rd of June, 2016, to the Administrative Services Agreement, dated as of November 10, 2015 (the “Administrative Services Agreement”), is entered into by and between VIRTUS ETF TRUST II, a Delaware statutory trust (the “Trust”) and VIRTUS ETF SOLUTIONS LLC, a Delaware limited liability company (the “Administrator”).

WHEREAS, each of the Trust and the Administrator is a party to the Administrative Services Agreement; and

WHEREAS, each of the Trust and the Administrator desires to amend Exhibit A to the Administrative Services Agreement to reflect the addition of Virtus Enhanced DWA U.S. Equity ETF (the “Fund”) as a new series of the Trust and the appointment of the Administrator as an administration agent for the Funds;

NOW, THEREFORE, the parties agree as follows:

1. Exhibit A to the Administrative Services Agreement is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

2.

3. Except to the extent amended hereby, the Administrative Services Agreement shall remain in full force and effect.

IN WITNESS WHEREOF , the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

VIRTUS ETF TRUST II		VIRTUS ETF SOLUTIONS LLC

By:	/s/ William J. Smalley	By:	/s/ William J. Smalley
	William J. Smalley, President		William J. Smalley, President

Exhibit A

Series of the Trust

(As of June 3, 2016)

The following Funds are covered under this agreement:

Virtus Newfleet Dynamic Credit ETF
Virtus Japan Alpha ETF Virtus Enhanced
DWA U.S. Equity ETF

Exhibit (i)(2)

Attorneys at Law
1001 W. Fourth Street
Winston-Salem, NC 27101

June 3, 2016

Virtus ETF Trust II

1540 Broadway, 16 th Floor New York, New York 10036

Ladies and Gentlemen:

We have served as counsel for Virtus ETF Trust II, a Delaware statutory trust (the “Trust”), which has filed for registration as an investment company under the Investment Company Act of 1940, as amended (File No. 811-2308) with an indefinite number of shares of the Trust registered for offer and sale under the Securities Act of 1933, as amended, pursuant to the Trust’s Registration Statement on Form N-1A (No. 333-206600) (the “Registration Statement”).

We have examined and are familiar with originals or copies (certified or otherwise identified to our satisfaction) of such documents, corporate records and other instruments relating to the organization of the Trust and to the authorization and issuance of shares of the Trust (which shares may be divided into one or more series including, without limitation, the Virtus Enhanced DWA U.S. Equity ETF (collectively, the “Fund”)) (the “Shares”), as we have deemed necessary and advisable.

In rendering this opinion, we have reviewed and relied upon a copy of the Trust’s Certificate of Trust, the Trust’s Declaration of Trust, the Trust’s By-Laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates and oral representations of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we have deemed necessary and advisable. In our examination we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing, we are of the opinion that, after registration is effective for purposes of federal and applicable state securities laws, the Shares, if issued in accordance with the then current Prospectus and Statement of Additional Information of the Trust, will be legally issued, fully paid and non-assessable under the laws of the State of Delaware.

We do not express an opinion with respect to any laws other than the laws of the State of Delaware applicable to the issuance of shares of beneficial interest in a statutory trust. Accordingly, our opinion does not extend to, among other laws, the federal securities laws or the securities or “blue sky” laws of Delaware or any other jurisdiction. We are rendering this opinion as members of the State Bar of North Carolina.

This opinion is intended only for your use in connection with the offering of the Shares and may not be relied upon by any person other than you and the shareholders of the Fund. We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to our firm and the opinion set forth herein in the Registration Statement.

Sincerely,

KILPATRICK TOWNSEND & STOCKTON LLP

By:	/s/ Jeffrey T. Skinner
Jeffrey T. Skinner, a Partner

Exhibit (m)

DISTRIBUTION AND SERVICE PLAN

Virtus ETF Trust II

1.                    The Trust. Virtus ETF Trust II (the “Trust”) is an open-end investment company, registered under the Investment Company Act of 1940 (the “1940 Act”), and organized as a series trust.

2.                   The Plan. The Trust desires to adopt a plan of distribution pursuant to Rule 12b-1 under the 1940 Act with respect to the shares of beneficial interest (“Shares”) of certain series of the Trust which are identified on Exhibit A hereof (each such series, a “Fund” and together, the “Funds”), and the Board of Trustees of the Trust (the “Board”) has determined that there is a reasonable likelihood that adoption of this Plan will benefit each such Fund and its holders of Shares (“Shareholders”). Accordingly, the Trust has adopted this Plan in accordance with Rule 12b-1 under the 1940 Act on behalf of each Fund to enable such Fund to directly or indirectly bear expenses relating to the distribution of Shares of the Fund.

3.                     The Distributor. The Trust has entered into a written Distribution Agreement with ETF Distributors LLC (the “Distributor”), pursuant to which the Distributor will act as the exclusive distributor with respect to the creation and distribution of creation unit size aggregations of shares described in the Funds’ registration statement (“Creation Units”).

4.                    Payments. The Trust may pay the Distributor a monthly fee not exceed .25% (twenty-five basis points) of the Fund’s average daily net assets to reimburse the Distributor for actual amounts expended to finance any activity primarily intended to result in the sale of Shares of a Fund or the provision of investor services. The Trust also may pay other service providers for services rendered in connection with the sale and promotion of Shares and the furnishing of services to Shareholders. Such services include, but are not limited to: (i) marketing and promotional services, including advertising; (ii) printing and distributing to persons other than current Shareholders the reports, prospectuses, notices and similar materials that are prepared by the Trust for current Shareholders; (iii) preparing, printing and distributing any sales literature used in connection with the offering of the Shares which is not covered by (ii) above; (iv) the promotion and sale of the Shares, including travel, communications and the compensation of sales personnel; and (v) distribution and Shareholder support assistance. The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons that are Authorized Participants for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized hereunder.

As of the end of a Fund’s fiscal year, the expenses incurred in connection with the sale and promotion of the Shares and the furnishing of services to Shareholders, as described above, may exceed .25% of the Fund’s average daily net assets. Although the Fund is not permitted to pay any such excess expenses during that same fiscal year, such excess expenses may be reimbursed during any of the Fund’s subsequent three fiscal years, provided and to the extent that the current expenses plus the excess expenses do not exceed the .25% limitation for that subsequent year. Such reimbursement must be approved by a majority of the Board of Trustees, including a majority of the Independent Trustees (defined below in paragraph 8). All or any portion of such excess expenses may be reimbursed by the Fund during any one or more of the three subsequent fiscal years.

5.                   Effective Date. This Plan shall not take effect with respect to any Fund until it has been approved (a) by a vote of at least a majority of the outstanding voting securities of the Shares of such Fund, if adopted after the public offering of such Shares; and (b) together with any related agreements, by

1

votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees (as defined in paragraph 8 below), cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement.

6.                    Term. This Plan shall continue in effect for a period of more than one year after it takes effect, only for so long as such continuance is specifically approved at least annually in the manner provided in paragraph 5 above for the approval of this Plan.

7.                    Agreements Relating to the Plan. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by the vote of a majority of the outstanding voting securities of the Shares of the Funds, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

8.                    Independent Trustees. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

9.                   Reports. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. Such report shall include any division or allocation of expenses between or among Funds.

10.                 Records. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in paragraph 9 hereof for a period of at least six years from the date of the Plan, agreement and report, the first two years in an easily accessible place.

11.                 Severability. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

12.                 Amendments. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the amount to be spent for the services provided for in paragraph 4 hereof shall be effective only upon approval by a vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the applicable Fund(s), and (b) any material amendment of this Plan shall be effective only upon approval by a vote of both a majority of the Board of Trustees and a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

13.                 Termination. This Plan may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act) of the applicable Fund(s). In the event of termination or non-continuance of this Plan, the Trust may reimburse any expense which it incurred prior to such termination or non-continuance, provided that such reimbursement is specifically approved by both a majority of the Board of Trustees and a majority of the Independent Trustees.

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14.                  Independent Trustees. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Independent Trustees.

This Plan was adopted unanimously by the Board of Trustees of the Trust, including a majority of the Independent Trustees, at a meeting held on May 5, 2016.

/s/ William J. Smalley

William J. Smalley, Secretary

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Exhibit A

(As of May 5, 2016)

Virtus Newfleet Dynamic Credit ETF

Virtus Japan Alpha ETF

Virtus Enhanced DWA U.S. Equity ETF

4